SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2020

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐              No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Notice of Ordinary and Extraordinary Shareholders’ Meeting, April 2, 2020;
•	Eni Board of Directors Report Ordinary and Extraordinary AGM, April 2, 2020;
•	Press release dated April 2, 2020 - Annual Report on Form 20-F 2019;
•	Press release dated April 3, 2020 - Eni-CDP Industria: slate of candidates for Statutory Auditors and proposals for Saipem Shareholders’ Meeting;
•	Amendment to Notice of Ordinary and Extraordinary Shareholders’ Meeting, April 9, 2020;
•	Amendment to Eni Board of Directors Report Ordinary and Extraordinary AGM, April 9, 2020;
•	Press release dated April 18, 2020 - Eni: filed the slates of Institutional Investors for the renewal of the corporate bodies;
•	Press release dated April 21, 2020 - Eni: filed the slates of Ministry of Economy and Finance for the renewal of the corporate bodies;
•	Press release dated April 23, 2020 - Eni: Board of Directors approves bond issue;
•	Press release dated April 24, 2020 - Eni: first quarter 2020 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: April 30, 2020

Eni S.p.A.	Published on April 2, 2020

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Notice of Ordinary and Extraordinary Shareholders’ Meeting 2020

Notice of Ordinary and Extraordinary Shareholders’ Meeting

Shareholders of Eni S.p.A. (hereinafter “Eni” or “Company”) are hereby invited to attend the Ordinary and Extraordinary Shareholders’ Meeting, which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, on May 13, 2020 at 10:00 a.m. (CET) on single call, to discuss and decide on the following

Agenda

(ordinary part)

1.	Eni S.p.A. financial statements at December 31, 2019. Related resolutions. Eni consolidated financial statements at December 31, 2019. Reports of the Directors, of the Board of Statutory Auditors and of the Audit Firm.

2.	Allocation of net profit.

3.	Determination of the number of members of the Board of Directors.
4.	Determination of the Directors’ term of office.
5.	Appointment of the Directors.
6.	Appointment of the Chairman of the Board of Directors.
7.	Determination of the remuneration of the Chairman of the Board of Directors and of the Directors.
8.	Appointment of the Statutory Auditors.
9.	Appointment of the Chairman of the Board of Statutory Auditors.
10.	Determination of the remuneration of the Chairman of the Board of Statutory Auditors and of the standing Statutory Auditors.
11.	Long term incentive Plan 2020-2022 and disposal of Eni treasury shares to serve the Plan.
12.	Report on remuneration policy and remuneration paid (Section I): policy on remuneration.
13.	Report on remuneration policy and remuneration paid (Section II): compensation paid.

(extraordinary part )

14.	Cancellation of Eni treasury shares in portfolio, without reduction of the share capital and consequent amendments to article 5.1 of the By-laws; related and consequent resolutions.

1. Procedures for holding the Shareholders’ Meeting

In accordance with Article 106, paragraph 4, second sentence, of Decree Law no. 18 of March 17, 2020 containing “Measures to strengthen the National Health Service and provide economic support for families, workers and businesses connected with the COVID-19 epidemiological emergency”, participation in the

Shareholders’ Meeting shall take place solely through the Shareholders’ representative designated pursuant to Article 135-undecies of Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”) as identified in paragraph 5 below (hereinafter “Shareholders’ Representative”). The Shareholders’ Representative may also be granted proxies or sub-proxies pursuant to Article 135-novies of T.U.F., in derogation from the provisions of Article 135-undecies, paragraph 4, of that decree, as indicated in paragraph 5 below.

In accordance with the provisions of Article 106, paragraph 2, of the aforementioned decree, without prejudice to the foregoing, the other persons whose participation in the Shareholders' Meeting is required in order to guarantee the regular conduct of the Meeting may also participate by telecommunication systems that guarantee their identification, without it in any case being necessary that the Chairman, the Secretary and the notary are in the same location.

2. Right to attend and to vote at the Shareholders’ Meeting

Pursuant to Article 83-sexies of the T.U.F. and Article 13.2 of the By-laws and in accordance with the provisions of Article 106 of Decree Law no. 18/2020, those entitled to attend and to vote at the Shareholders’ Meeting, exclusively through the Shareholders’ Representative, are those on behalf of whom the intermediary - authorized pursuant to applicable regulations - has sent to the Company the statement certifying entitlement to the relative right, at the end of the seventh trading day prior to the date of the Shareholders’ Meeting on single call (May 4, 2020 – the record date). The statement must be received by Eni by the end of the third trading day prior to the date scheduled for the Shareholders’ Meeting (May 8, 2020). The right to attend and to vote in the Shareholders’ Meeting, exercised exclusively through the Shareholders’ Representative, remains even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders’ Meeting. Those who become Shareholders only after the record date shall not be entitled to exercise the right to participate and to vote in the Meeting and, therefore, shall not grant a proxy to the Shareholders’ Representative. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or fees requested

Eni S.p.A.	Published on April 2, 2020

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Notice of Ordinary and Extraordinary Shareholders’ Meeting 2020

at fulfilling the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders’ Meeting, those holding shares not yet in dematerialized form shall first deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System, and shall then request the above-mentioned statement of attendance.

3. Right to ask questions prior to the Shareholders’ Meeting

Pursuant to Article 127-ter of the T.U.F., those entitled to vote for which the Company has received the statement provided by the authorised intermediary attesting ownership of Eni shares pursuant to applicable legislation (see paragraph 2 above) may ask questions on items on the agenda prior to the Shareholders’ Meeting: the questions must be received by the Company no later than on May 4, 2020; the Company does not guarantee an answer to the questions received after that deadline. The questions may be sent a) by e-mail at the address segreteriasocietaria.azionisti@eni.com, b) by certified e-mail at the address corporate_sesocorp@pec.eni.com or c) through the appropriate section of the Company’s website dedicated to the Shareholders' Meeting. Questions received by the above deadline will be answered by May 10, 2020, through publication of the answer in the appropriate section of the Company’s website devoted to the Shareholders’ Meeting. Eni has decided to bring the time limit for providing answers forward with respect to the legal deadline in order to give Shareholders the time necessary to make an informed decision in granting any proxy to the Shareholders’ Representative.

The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in “question and answer” form in the appropriate section of the Company’s website or when the answer has already been published in that section.

Further information is available on the Company's website.

4. Addition of items to the agenda of the Shareholders’ Meeting and proposed resolutions on the items on the agenda

Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least one fortieth of the Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda, specifying the additional proposed items in their request or presenting proposed resolutions on items already on the agenda. Matters upon which, according to law, the Shareholders’ Meeting must resolve upon a proposal of the Board of Directors or on the basis of a project or report of the Board of Directors other than the report on the items in the agenda, may not be added to the agenda. Requests, together with the statement provided by the intermediary authorized attesting ownership of Eni shares, are submitted in writing to the Company’s registered office by registered letter with return receipt or by certified e-mail to the address: corporate_sesocorp@pec.eni.com. Moreover, a report on the proposed issues must be sent to the Company’s Board of Directors by the Shareholders requesting the addition of items, in the same manner and within the same deadline. In any case, proposed resolutions on the items in the agenda may be presented individually and solely, through a proxy granted to the Shareholders’ Representative, to the Shareholders’ Meeting by persons entitled to vote. Shareholders entitled to submit these proposals may inform the Company of their intention to present them in the Meeting by April 28, 2020 only by a) e-mail at the address segreteriasocietaria.azionisti@eni.com, or b) by certified e-mail at the address corporate_sesocorp@pec.eni.com. The Company will publish these proposals on its website by May 5, to allow all Shareholders to evaluate them and give the related voting instructions to the Shareholders’ Representative. Entitlement to submit proposals shall be certified by the communication provided for by Article 83-sexies of the T.U.F. issued by the intermediary for the purpose of attending the Shareholders’ Meeting and exercising the right to vote, which must be received by 6:00 p.m. (CET) on May 5 and certifying the right to vote as at the record date (May 4).

Shareholders' right to use the means of communication available to them to inform other Shareholders of the proposals they intend to submit at the Shareholders' Meeting shall be unaffected.

In the event of proposals for resolutions on the items on the agenda as alternatives to those submitted by the Board, the Board proposal will be put to a vote (unless it is withdrawn) and, only if this proposal is rejected, will the Shareholders' proposals be put to a vote.

These proposals, even without a proposal from the Board, will be submitted to the Shareholders' Meeting starting from the proposal submitted by the Shareholders who represent the largest percentage of share capital. Only if the proposal put to a vote is rejected will the next proposal in order of amount of capital represented be put to a vote.

Eni S.p.A.	Published on April 2, 2020

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Notice of Ordinary and Extraordinary Shareholders’ Meeting 2020

For the purposes of its publication, as well as in relation to the holding of the Shareholders' Meeting, the Company reserves the right to verify the relevance of the proposals with respect to the items on the agenda, their completeness, their compliance with the applicable legislation and the entitlement of the requesting Shareholders to submit the proposals.

Further information will be available on the Company's website.

5. Proxies conferred on the Shareholders’ Representative designated by the Company

5.1 Pursuant to Article 135-undecies of the T.U.F. and Article 14.5 of the By-laws, the Company has designated

Studio Legale Trevisan & Associati, in the person of Mr. Dario Trevisan (or his substitutes in case of impediment), as the representative to whom Shareholders may confer their proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy pursuant to Article 135-undecies of the T.U.F. must be conferred by signing the related proxy form, which will be available on the Company’s website dedicated to the Shareholders' Meeting, or, in compliance with applicable regulations, at the Company’s registered office. The form must be received by the end of the second trading day prior to the date scheduled for the Shareholders’ meeting (May 11, 2020) at the following address:

Studio Legale Trevisan & Associati

Corso Monforte, 36

20122 Milano – Italy

or at the certified e-mail address rappresentante-designato@pec.it.

The proxy and related voting instructions pursuant to Article 135-undecies of the T.U.F. can always be revoked by the above deadline. The proxy shall not be valid for proposals on the agenda for which no voting instructions have been provided.

5.2 In accordance with the provisions of Decree Law no. 18/2020, the Shareholders’ Representative may also be granted proxies or sub-proxies pursuant to Article 135-novies of the T.U.F., by those who have the right to vote.

Proxies or sub-proxies must be received, for organizational reasons, by 12:00 noon on May 11 to Studio Legale Trevisan, & Associati, in accordance with the procedures specified in paragraph 5.1 or to the e-mail address: rappresentante-designato@trevisanlaw.it.

Proxies or sub-proxies must be also notified, for organizational reasons, to the Company, by 12:00 noon on May 11: a) by certified e-mail at the following address:

corporate_sesocorp@pec.eni.com or b) through the appropriate section of the Company’s website dedicated to the Shareholders' Meeting, in accordance with the procedures specified therein. The proxy and sub-proxy and related voting instructions given to the Shareholders’ Representative may always be revoked before the above deadline. A proxy form will be available on the Company’s website dedicated to the Shareholders' Meeting or, in compliance with applicable regulations, at the Company’s registered office. The proxy or the sub-proxy shall not be valid for proposals on the agenda for which no voting instructions have been provided.

The right to grant the proxies referred to in points 5.1 and 5.2 shall be certified by the notice provided for in Article 83-sexies of the T.U.F. issued by the intermediary for the purpose of attending the Shareholders’ Meeting and exercising the right to vote (see paragraph 2 above).

Further information will be available on the Company's website.

The Shareholders’ Representative is available to Shareholders for further clarifications at the toll-free number 800 134 679 and at the certified e-mail address representative-designato@pec.it.

6. Holders of ADRs

The owners of ADRs, listed on the New York Stock Exchange, with each ADR representing two Eni ordinary shares, who are recorded in the Eni ADRs register of Citibank N.A, the ADR Depositary as at April 3, 2020, shall be entitled to exercise of their voting rights in accordance with the deposit and registration requirements contained in the “ADR Deposit Agreement”, without prejudice to the provisions of paragraph 1 of this notice.

7. Appointment of the Directors and the Statutory Auditors

Pursuant to Articles 147-ter and 148 of the T.U.F. and Articles 17.3 and 28.2 of the By-laws, the Board of Directors and the Board of Statutory Auditors are appointed by the Shareholders’ Meeting on the basis of slates presented by the Shareholders. Only those Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate. Ownership of the minimum holding needed to submit slates is determined with regard to the shares registered to the Shareholder on the date on which the slates are filed with the Company. The related statement provided by the authorized intermediary may be submitted to the Company, with the same procedures indicated below, after the filing provided that it is sent by 6:00 p.m. (CET) on April 22, 2020.

Eni S.p.A.	Published on April 2, 2020

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Notice of Ordinary and Extraordinary Shareholders’ Meeting 2020

The slates must be filed at the Company’s registered office in compliance with applicable regulations by April 18, 2020, together with the additional documentation required by applicable law and regulations. Slates may be filed by certified e-mail at the address corporate_sesocorp@pec.eni.com.

For further information, please contact the Corporate Secretary’s Office at the e-mail address segreteriasocietaria.azionisti@eni.com or call the toll-free number 800 940 924.

For the submission, filing and publication of slates, please refer to the provisions of Articles 17 and 28 of the By-laws, the Company’s website and the report of the Board on the items on the agenda of the Shareholder’s Meeting, which will be available on the aforementioned website as provided by law.

With regard to the appointment of the Statutory Auditors, if as of the deadline noted above (April 18, 2020) only one slate, or only slates presented by Shareholders who are affiliated pursuant to Article 144-quinquies of the Consob Issuers Regulation, have been deposited, the deadline for presenting slates pursuant to Article 144-sexies, paragraph 5, of the Consob Issuers Regulation shall be postponed until the third day following that date (i.e. April 21, 2020). In such case, the threshold established for the presentation of slates is reduced by half (i.e. 0.25% of the share capital).

Articles 17.3 and 28.2 of the By-laws – as amended by the Board of Directors on February 27, 2020 to adjust their language in accordance with the provisions of Law 160 of December 27, 2019 to ensure compliance with the rules on gender balance on company boards - contain specific provisions on the composition of the slates. In particular, with regard to the appointment of the Board of Directors, Article 17.3 of the By-laws provides that at least two-fifths of the Board shall be made up of Directors of the less represented gender, rounding up to the next whole number, except in the case where the number of members of the Board is equal to three, in which case the number of positions shall be rounded down to the next whole number, as indicated by Consob. Slates with a number of candidates for Director equal to or greater than three must include candidates of different genders. Slates seeking to participate in the appointment of the majority of the members of the Board, made up of more than three candidates, must reserve two-fifths of the positions to the less represented gender, rounding up to the next whole number.

If the number of members of the Board is nine, in accordance with the proposal of the Board to the Shareholders’ Meeting, the number of members belonging to the less represented gender must be equal to four.

Accordingly, Shareholders who intend to present a slate seeking to participate in the appointment of the majority of the members of the Board shall include three candidates of different gender from that of the other candidates if there are six candidates on the slate, and two candidates of the less represented gender if there are five candidates on the slate. If the Shareholders’ Meeting decides that the number of members of the Board shall be fewer than nine, the Directors to be elected shall be drawn from the slates in the progressive order in which they are listed.

With regard to the appointment of the Board of Statutory Auditors, Article 28.2 of the By-laws establishes that two of the positions of standing Statutory Auditor shall be reserved for the less represented gender. Shareholders that intend to submit a slate containing three or more candidates for the positions of standing and alternate Statutory Auditor shall include candidates of different gender in the section for standing Statutory Auditors. If two candidates are indicated in the section for alternate Statutory Auditors, they must be of different genders.

The Board of Directors and the Board of Statutory Auditors have expressed their advice on the composition of the new Board of Directors and Board of Auditors to the Shareholders, which has been made public and will be attached to the report of the Board on the items on the agenda of the Shareholder’s Meeting on the items on the agenda of the Shareholder’s Meeting. The Corporate Governance Code, which the Company adopts, encourages Shareholders to consider their choices in the light of this advice in submitting their slates. Recall also that the Italian Corporate Governance Committee, in its latest annual report of December 2019, recommends that those who present slates for the appointment of the management body should give an account of how the selection of candidates reflected the advice and policies of the outgoing Board on its optimal composition.

The slates will be available to the public by April 22, 2020, at the registered office, at Borsa Italiana S.p.A. and on the Company's website.

Furthermore, without prejudice for the provisions of section 4. above, the Corporate Governance Code emphasises that it is good practice for Shareholders controlling the issuer (or, if there are none, Shareholders who have a significant influence on it) to inform the public with appropriate advance notice of any proposal to be submitted to the Shareholders’ Meeting concerning issues for which the Directors did not formulate a specific proposal if such Shareholders do not plan to or cannot formulate in advance such proposals pursuant to Article 126-bis of the T.U.F.

Eni S.p.A.	Published on April 2, 2020

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Notice of Ordinary and Extraordinary Shareholders’ Meeting 2020

The slates shall be made available to the public by April 22, 2020 at the Company’s registered office, through Borsa Italiana S.p.A. and on the Company’s website.

8. Request for information and the website of the Company

Any further information related to the Shareholders’ Meeting, in particular concerning the procedures for exercising rights, can be obtained by visiting the Company’s website - www.eni.com - or by writing to the e-mail address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers may be called:

•	Toll-Free Number: 800 940 924 – from Italy only.
•	Toll-Free Number: + 800 112 234 56 – from outside Italy.

9. Information documents

The documentation concerning the items on the agenda, the full texts of the resolution proposals, together with the explanatory reports requested by the applicable law, will be available to the public - in accordance with the legal time limits - at the Company’s registered office, at Borsa Italiana S.p.A., at the centralized storage device authorised by Consob called “1Info” – which can be consulted on the website www.1info.it, and on the Company’s website www.eni.com, in the section “Shareholders’ Meeting 2020”. The documentation may be consulted at the registered office only if so permitted by applicable regulations.

*              *              *

We inform you that the date, place and/or procedures for holding the Shareholders’ Meeting indicated in this notice calling the Meeting may be changed or clarified if the current regulations are changed or additional measures are issued by the competent authorities with regard to the current emergency that are in effect on the date of the Shareholders’ Meeting. Any changes will be promptly disclosed in the same manner used for the publication of this notice.

The Chairman of the Board of Directors

Emma Marcegaglia

Published on April 2, 2020

Eni S.p.A.

Ordinary and extraordinary Shareholders’ Meeting on May 13, 2020 on single call

Report of the Board of Directors

on the items on the agenda

The Italian text prevails over the English translation.

Eni S.p.A.

Ordinary and extraordinary Shareholders’ Meeting on May 13, 2020 on single call

Report of the Board of Directors

on the items on the agenda

Item 1

Eni S.p.A. Financial statements at December 31, 2019.

Related resolutions.

Eni Consolidated Financial

Statements at December 31, 2019.

Reports of the Directors, the Board of Statutory

Auditors and the Audit Firm.

The document “Annual Report at December 31, 2019” of Eni S.p.A., which will be available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralized storage service authorised by Consob “1Info” – which can be consulted on the website www.1info.it, includes the draft of the financial statements of Eni S.p.A. and the consolidated financial statements, along with the Report of Directors on operations and the declaration pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”). The Reports of the Audit Firm and the Board of Statutory Auditors will be available to the public together with the Annual Report.

Reference is therefore made to these documents.

Dear Shareholders,

You are invited to resolve as follows:

“to approve the statutory financial statements at December 31, 2019 of Eni S.p.A., which report a net profit amounting to €2,977,726,123.99.”

2

Item 2

Allocation of net Profit

Dear Shareholders,

in regard to the results achieved, you are invited to resolve as follows:

“to allocate the net profit for the period of €2,977,726,123.99, of which €1,435,896,390.07 remains following the distribution of the 2019 interim dividend of €0.43 per share, as resolved by the Board of Directors on September 19, 2019, as follows:

1.	the amount of €856,000 to the reserve required by Article 6, paragraph 2 of Legislative Decree no. 38 of February 28, 2005;

2.	to Shareholders in the form of a dividend of €0.43 per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the 2019 interim dividend of €0.43 per share. The total dividend per share for the financial year 2019 therefore amounts to €0.86 per share;

3.	the payment of the balance of the 2019 dividend in the amount of €0.43 per share, payable on May 20, 2020, with an ex-dividend date of May 18, 2020 and a record date of May 19, 2020.”

ITEM 3

Determination of the number of members of the Board of Directors

Dear Shareholders,

The Shareholders’ Meeting has been called to appoint the Members of the Board of Directors, as the term of office of the present Directors, appointed by the Shareholders’ Meeting held on April 13, 2017, draws to an end. Pursuant to Article 17.1 of the By-laws, the Board of Directors shall consist of no fewer than three and no more than nine members and the Shareholder’s Meeting determines the number within these limits.

The Shareholder’ Meeting on April 13, 2017 set the number of Directors at nine.

In accordance with the recommendations of Article 1.C.1., letter h) of the Italian Corporate Governance Code of listed companies, to which Eni S.p.A. adheres, the Board of Directors, in view of the results of its self-assessment of the Board, expressed its position on the qualitative and quantitative composition of the new Board (“BoD advice”)

3

to the Shareholders. This BoD advice was published promptly in the appropriate section of the Company’s website and is attached to this Report.

Also considering the factors indicated in the advice, the Board of Directors proposes to maintain the number of Directors to be appointed by the Shareholders’ Meeting at nine to ensure that the Board of Directors has a composition that is suitable to the size of the Company and the complexity of its activities.

Dear Shareholders:

You are invited to approve the following resolution:

“to set the number of Directors to be appointed by the Shareholders’ Meeting at nine.”

Item 4

Determination of the Directors’ term of office

Dear Shareholders,

Pursuant to Article 17.2 of the By-laws, Directors are appointed for a period of up to three financial years. In order to ensure continuity in the management of the Company, the Board proposes to set the Directors’ term of office at three financial years, this term expiring on the date that the Shareholders’ Meeting is convened to approve the financial statements for the year ended on December 31, 2022.

Dear Shareholders,

You are invited to approve the following resolution:

“to set the term of the office of the Directors to be appointed to three financial years, this term expiring on the date of the Shareholders’ Meeting called to approve Eni’s financial statements for the year ended on December 31, 2022.”

Item 5

Appointment of the Directors

Dear Shareholders,

Pursuant to Article 17.3 of the By-laws, the Board of Directors is appointed by the Shareholders’ Meeting on the basis of the slates presented by the Shareholders (and, if necessary, by the Board of Directors), on which the candidates shall be listed in numerical order.

4

The slates presented by Shareholders must be filed in the manner indicated in the notice calling the Meeting at least twenty-five days prior to the date of the Shareholders’ Meeting at single call, i.e. by April 18, 2020.

Each Shareholder may, severally or jointly, submit and vote on a single slate only. Controlling persons, subsidiaries and companies under common control may not submit or participate in the submission of other slates, nor can they vote on them, either directly or through nominees or trustees. As used herein, subsidiaries are those companies referred to in Article 93 of the T.U.F. Each candidate may stand on a single slate, on penalty of disqualification. Only those Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate, as established by Consob Resolution No. 28 of January 30, 2020. Ownership of the minimum holding needed to submit slates is determined with regard to the shares registered to the Shareholder on the date on which the slates are filed with the Company. Related statement provided by the intermediary authorised may be submitted after the filing, provided that submission takes place by the deadline set for the publication of the slates by the Company (i.e. by 6:00 p.m. (CET) on April 22, 2020).

Article 17.3 of the By-laws contains specific provisions on the composition of the slates aimed at ensuring compliance with the rules on gender balance on company Boards, pursuant to Law No. 160 of December 27, 2019. Under the law at least two-fifths of the Director positions to be appointed, rounded up, must be filled by the less-represented gender, except when the number of the Board members is equal to three, in such case the number is rounded down to the lower unit, as indicated by Consob. Slates submitted by Shareholders for the Board of Directors that contain three or more candidates must include at least one member of the less-represented gender.

The law provides that the slates competing to appoint the majority of the members of the Board of Directors made up by more than three candidates, must include at least two fifths of the candidates belonging to the less-represented gender, with rounding up to the higher unit.

On the assumption that the number of the Board members, in line with the Board proposal to the Shareholders’ Meeting, is equal to nine, the number of Board members belonging to the less represented gender shall be four.

Therefore, Shareholders who want to present a slate competing to appoint the majority of the members of the Board of Directors must include three candidates belonging to a gender different from that of the other candidates, if the slate contains six candidates; two candidates belonging to a gender different from that of the other candidates, if the slate is made up of five candidates.

If the Shareholders’ Meeting decides that the number of Board members to be appointed should be lower than nine, the directors to be appointed will be taken from the slates according to the progressive order in which they were indicated on the slate.

Together with the filing of each slate, on penalty of inadmissibility, the following documents shall also be filed:

-	statements of each candidate accepting their nomination;

-	a curriculum vitae of each candidate containing adequate personal and professional information;

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-	statement of each candidate affirming that they meet the requirement of independence set forth by Article 148, paragraph 3, of the T.U.F.,[1] as well as the absence of any grounds making them ineligible or incompatible for such position and that they meet the integrity requirements;

-	the identity of the Shareholders who have presented such slates and the overall percentage of ownership of Eni share capital held.

According to Consob Communication No. DEM/9017893 of February 26, 2009, Shareholders other than those who severally or jointly hold a controlling or majority shareholding, should file, along with their slates:

-	a statement certifying the absence of direct or indirect relationships with Shareholders who individually or jointly hold a controlling or relative majority interest, pursuant to Articles 147-ter, paragraph three, of the T.U.F. and 144-quinquies of the Consob Issuers’ Regulation;

or

-	a statement specifying any relationships, if significant, and the reasons why these relationships are not considered determinant to the existence of the aforementioned relationships.

The slates, together with the abovementioned information, will be made available at the Company’s registered office, on the Company’s website and through Borsa Italiana at least twenty-one days prior to the date set for the Shareholders’ Meeting in single call, i.e. by April 22, 2020.

At least one Director, if the number of Directors is up to five, or at least three Directors, if the number of Directors is higher than five, shall satisfy the independence requirements established for the members of the Board of Statutory Auditors of listed companies in Article 148, paragraph 3, of the T.U.F., referenced by Article 147-ter of the T.U.F.

Shareholders are invited to take into account the independence requirements and the number of independent directors recommended by Article 3 of the Corporate Governance Code.

The independent candidates shall be expressly indicated in each slate.

All candidates shall also meet the integrity requirement applicable to the Statutory Auditors of listed companies under Article 148, paragraph 4, of the T.U.F., which also applies to Directors pursuant to Article 147-quinquies, paragraph 1, of the T.U.F..

Furthermore, pursuant to Article 2, letter c) of the Prime Minister’s Order of May 25, 2012, as amended by the Prime Minister’s Order of November 15, 2019, the members of the management or control body, as well as those who hold management positions in Cassa Depositi e Prestiti S.p.A., and maintain any direct or indirect relationship, of a professional or financial nature, with companies operating in the natural gas transport sectors or the electricity transmission system sector, in Snam S.p.A., TERNA S.p.A. and their subsidiaries operating in the natural gas transport sectors or the electricity transmission system sector, are prohibited from holding a seat on the management body

1 It is also recommended that the statements contain the statement on whether they meet the independence requirements pursuant to Article 3 of the Corporate Governance Code.

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in Eni S.p.A and its subsidiaries, nor maintain any direct or indirect relationship, of either a professional or financial nature, with these companies.

In accordance with the recommendations of Article 1.C.1., letter h) of the Italian Corporate Governance Code, the Board of Directors, in view of the results of the self-assessment exercise, expressed its position on the qualitative and quantitative composition of the new Board (“BoD advice”) to the Shareholders. This BoD advice is available in the relevant section of the Company’s website and is attached to this Report.

The Italian Corporate Governance Code advises Shareholders, in submitting their slates and subsequently appointing directors, to consider, in light of the BoD advice expressed by the Board on the issue, the professional qualifications, experience, including managerial experience, and types of candidates, in respect of the size of the issuer, the complexity of its activities and the specific characteristics of the business sector in which it operates, as well as the size of the Board of Directors.

The Italian Committee for the Corporate Governance, as part of the last annual report of December 2019, recommends to those submitting the slates for the renewal of the Board of Directors to disclose how the candidates selection procedure applied the advices and policies expressed by the outgoing Board of Directors in relation to its best composition.

Directors shall be elected in the following manner in accordance with Article 17.3 of the By-laws:

a) seven-tenths of the Directors to be elected shall be drawn from the slate that receives the most votes of the Shareholders in the order in which they appear on the slate, rounded off in the event of a decimal number to the next lowest whole number;

b) the remaining Directors shall be drawn from the other slates. Said slates shall not be connected in any way, directly or indirectly, to the Shareholders who have submitted or voted the slate that receives the largest number of votes. For this purpose, the votes received by each slate shall be divided by one or two or three depending upon the number of directors to be elected. The quotients, or points, thus obtained shall be assigned progressively to candidates of each slate in the order given in the slates themselves. The candidates of all the slates shall be ranked by the points assigned in single list in descending order. Those who receive the most points shall be elected. In the event that more than one candidate receives the same number of points, the candidate elected shall be the person from the slate that has not hitherto had a Director elected or that has elected the least number of directors. In the event that none of the slates has yet had a Director elected or that all of them have had the same number of Directors elected, the candidate among all such slates who has received the highest number of votes shall be elected. In the event of equal slate votes and equal points, the entire Shareholders’ Meeting shall vote again and the candidate elected shall be the person who receives a simple majority of the votes;

c) if the minimum number of independent Directors required under these By-laws has not been elected following the above procedure, the points to be assigned to the candidates drawn from the slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidates who do not meet the requirements of independence with the fewest points from among the candidates

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drawn from all of the slates shall be replaced, starting from the last, by the independent candidates, from the same slate as the replaced candidate (following the order in which they are listed), otherwise by persons meeting the independence requirements appointed in accordance with the procedure set out in letter d). In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the lowest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;

c-bis) if the application of the procedure set out in letters a) and b) does not permit compliance with the gender-balance rules, the points to attribute to each candidate drawn from the slate shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced, without prejudice to the compliance with the required minimum number of independent directors, by the member of the less-represented gender who may be listed (with the next highest ordinal number) on the same slate as the candidate to be replaced, otherwise by a person to be appointed following the procedure set out in letter d). In cases where candidates from different lists have received the same minimum number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;

d) to appoint Directors who for any reason are not appointed pursuant to the above procedures, the Shareholders’ Meeting shall resolve, with the majorities required by law, to ensure that the composition of the Board of Directors complies with applicable law and the By-laws.

With regard to the foregoing proposal of the Board of Directors, in accordance with Article 17.3 of the By-laws, the Shareholders’ Meeting is charged with appointing the Directors on the basis of the slates presented by those eligible to do so.

The outgoing Board of Directors elects to not exercise its right to submit its own slate of candidates.

Dear Shareholders,

You are invited to vote for one of the slates that will be submitted by the Shareholders in accordance with the By-laws.

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Item 6

Appointment of the Chairman of the Board of Directors

Dear Shareholders,

Pursuant to Article 18.1 of the By-laws, the Chairman of the Board of Directors is appointed by the Shareholders’ Meeting from among those Directors with voting rights; if the Shareholders’ Meeting decide not do so, the Chairman is appointed by the Board of Directors.

The Board proposes that the Shareholders’ Meeting appoint one of the Directors nominated by the Shareholders pursuant to item 5 on the agenda as Chairman of the Board of Directors, upon the proposal of the Shareholders.

In this regard, the BoD advice referred to under item 5 on the agenda also includes information on the position of the Chairman of the Board of Directors.

It is recommended that proposals be submitted well in advance, as recommended by the Corporate Governance Code, which Eni has adopted.

Dear Shareholders,

You are invited to propose and vote the appointment of one of the Directors previously appointed pursuant to item 7 on the agenda as Chairman of the Board of Directors.

Item 7

Determination of the remuneration of the

Chairman of the Board of Directors and the Directors

Dear Shareholders,

Pursuant to Article 26.1 of the By-laws, the Shareholders’ Meeting determines the remuneration of the Chairman and the members of the Board of Directors.

The same article provides that, if the Shareholders’ Meeting does not set the remuneration, the most recently approved remuneration shall remain valid until decided otherwise by the Shareholders’ Meeting.

Moreover, in line with the recommendations of the Italian Corporate Governance Code, Directors remuneration shall be sufficient to attract, motivate and retain individuals of high professional and managerial standing as required to successfully manage the Company. In particular, the remuneration of Non-Executive Directors is commensurate with the commitment required by their tasks, including the participation in one or more Board Committees.

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The Shareholder’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni S.p.A. Directors and Statutory Auditors the D&O insurance policy for Eni S.p.A. managers, with a maximum coverage of $200,000,000.

The policy stipulated by the Company remains in force for the new Boards and provides . for a maximum coverage entirely devoted to management, Directors and Statuary Auditors of the Company amounting to $200,000,000.

The outgoing Board of Directors, under the remuneration policy pursuant to art. 123-ter paragraph 3 of the T.U.F., expressed its proposal on this item on the agenda.

It is recommended that proposals are submitted well in advance, as recommended by the Corporate Governance Code, which Eni has adopted.

Dear Shareholders,

You are invited to submit your proposals on this item on the agenda and approve one of them.

Item 8

Appointment of the Statutory Auditors

Dear Shareholders,

The Shareholders’ Meeting has been called to appoint the members of the Board of Statutory Auditors, as the term of office of the current Board, appointed by the Shareholders’ Meeting on April 13, 2017, is coming to an end.

Pursuant to Article 28.1 of the By-laws, the Board of Statutory Auditors is comprised of five standing members and two alternate members.

Pursuant to Article 28.2 of the By-laws, the Shareholders’ Meeting is called to appoint the Board of Statutory Auditors on the basis of the slates presented by the Shareholders, in which the candidates are listed in numerical order in a number no greater than the number of members of the body to be appointed.

The candidates for Statutory Auditor shall meet the independence requirement under Article 148, paragraph 3, of the T.U.F., as well as the integrity and experience requirements set forth in the Decree of the Minister of Justice No. 162 of March 30, 2000, taking into account the fields and sectors closely connected with the business of the Company, as set out in Article 28.1 of the By-laws. The fields closely connected with the business of the Company are: commercial law, business economics and corporate finance. The sectors closely connected with the business of the Company are engineering and geology.

Moreover, note that under Article 19, paragraph 3, of Legislative Decree no. 39 of January 27, 2010, as amended by Legislative Decree no. 135 of July 17, 2016, the members of the Board of Statutory Auditors, serving as the Internal Control and Audit

10

Committee as required by that legislation, are as a whole competent in the sector in which the audited entity operates.

The Statutory Auditors shall also comply with the limits on appointment to positions with other companies as set by Consob in Article 144-terdecies of the Issuers’ Regulation.

Furthermore, pursuant to art. 2, letter c) of the Prime Minister’s Order of May 25, 2012, as amended by the Prime Minister’s Order of November 15, 2019 the members of the management or control body, as well as those who hold management positions in Cassa Depositi e Prestiti S.p.A., and maintain any direct or indirect relationship, of either a professional or financial nature, with companies operating in the natural gas transport sectors or the electricity transmission system sector, in Snam S.p.A., TERNA S.p.A. and their subsidiaries operating in the natural gas transport sectors or the electricity transmission system sector, are prohibited from holding a seat on the management body in Eni S.p.A and its subsidiaries, nor entertain any direct or indirect relationship, of either a professional or financial nature, with these companies.

Shareholders are advised to also take due account of the independence requirements set forth in Article 8 of the Corporate Governance Code.

The Board of Statutory Auditors, in view of the results of the self-assessment exercise, expressed its position on the composition of the new Board of Statutory Auditors to the Shareholders. This advice is available in the relevant section of the Company’s website and is attached to this Report.

Submission, filing and publication procedures for the appointment of Directors on the basis of slates (described above), shall also apply to the Statutory Auditors, as well as the applicable Consob regulations.

Only those Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate, as established by Consob Resolution No. 28 of January 30, 2020.

The slates presented by Shareholders must be filed at the Company’s registered office at least twenty-five days prior to the date of the Shareholders’ Meeting at single call, i.e. by April 18, 2020.

Pursuant to Article 144-sexies, paragraph 5, of the Issuers Regulation, if as of the deadline for the filing of slates only one slate, or only slates presented by Shareholders who are affiliated pursuant to the provisions of Article 144-quinquies of the Issuers Regulation, have been submitted, slates may be submitted until the third day following the termination of the period indicated above (i.e. until April 21, 2020). In this case, the slates may be submitted by Shareholders who, severally or jointly, own at least 0.25% of the share capital.

Article 28.2 of the By-laws contains specific provisions on the composition of the slates aimed at ensuring compliance with the rules on gender balance on company boards, pursuant to Law No. 160 of December 27, 2019. Under the law at least two fifths of the Statutory Auditor positions to be appointed, i.e. two, must be filled by the less-represented gender.

Shareholders wishing to submit a slate with a number of candidates equal to or more than three, including standing and alternate members, should include, in the section of

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standing Statutory Auditors, candidates of a different gender. If two candidates are indicated in the section for alternate auditors, they must be of different genders.

Together with each slate, the following information shall also be filed:

-	the identity of the Shareholders who have presented such slates and the overall percentage ownership of Eni share capital held;

-	statements of each candidate accepting their nomination;

-	the curriculum vitae of each candidate containing personal and professional information, as well as a statement of each candidate affirming that they meet the requirements established by the law and the By-laws[2] and that they are in compliance with the limits on the number of other positions held established by the Issuers’ Regulation;

-	a declaration from Shareholders other than those who, jointly or otherwise, possess a controlling or relative majority shareholding, certifying the absence of any relationships of affiliation with the latter pursuant to Article 144-quinquies of the Issuers’ Regulation.

In accordance with Consob Communication No. DEM/9017893 of February 26, 2009, Shareholders other than those who severally or jointly hold a controlling or majority shareholding should file the following information:

- any existing relationships, if significant, with Shareholders who severally or jointly hold a controlling or majority shareholding. Specifically, it is recommended that at least those relationships indicated under point 2 of the Consob Communication be listed. Alternatively, the lack of significant relationships should be indicated;

- the reasons why these relationships do not give rise to the relationships of association referred to in Article 148, paragraph 2, of the T.U.F. and Article 144-quinquies of the Issuers’ Regulation.

In order for the Shareholders' Meeting to be aware of administration and control positions held by the Statutory Auditors in other companies at the time of appointment and prior to acceptance of the position, pursuant to Article 2400, final paragraph, of the Italian Civil Code, candidates are requested to provide appropriate information on this in the curriculum vitae submitted and are advised to update this information through the date of the Shareholders' Meeting.

The slates, together with the abovementioned information, will be made available at the Company’s registered office, on the Company’s website and at Borsa Italiana at least twenty-one days prior to the date set for the Shareholders’ Meeting on single call, i.e. by April 22, 2020.

Slates shall be divided into two sections: the first containing candidates for appointment as standing Statutory Auditors and the second containing candidates for appointment as alternate Statutory Auditors. At least the first candidate in each section must be entered in the register of auditors and have carried out statutory audit activities for no fewer than three years.

2 It is also recommended that the statements contain the statement on whether they meet the independence requirements pursuant to Article 8 of the Corporate Governance Code.

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Three standing Statutory Auditors and one alternate Statutory Auditor shall be drawn from the slate that receives the majority of votes. The other two standing Statutory Auditors and the other alternate Statutory Auditor shall be appointed using the procedures set out in Article 17.3, letter b) of the By-laws or using the procedures set out in Article 17.3, letter d) of the By-laws. Said procedures shall be applied separately to each section of the other slates.

If the implementation of the above procedure does not ensure compliance with the gender-balance rules for standing Statutory Auditors, the points to attribute to each candidate drawn from the standing Statutory Auditor sections of the various slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced by the member of the less-represented gender who may be listed (with the next highest ordinal number) in the standing Statutory Auditor section on the same slate as the candidate to be replaced or, subordinately, in the alternate Statutory Auditor section of the same slate as the candidate to be replaced (in such case, the latter shall take the position of the alternate candidate that replaces him/her). If this does not permit compliance with the gender-balance rules, he/she shall be replaced by a person chosen by the Shareholders’ Meeting with the majority required by law, so as to ensure that the composition of the Board of Statutory Auditors complies with the law and the By-laws. In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of Statutory Auditors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced.

The Statutory Auditors are appointed for a three-year term, ending, in any event, on the date of the Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2019.

Dear Shareholders,

You are invited to vote one of the slates that will be submitted by the Shareholders and published as provided for in the By-laws.

Item 9

Appointment of the Chairman of the Board of Statutory Auditors

Dear Shareholders,

As provided by Article 148, paragraph 2-bis, of the TUF, you are invited to appoint as Chairman of the Board of Statutory Auditors one of the standing Auditors elected by the minority.

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Proposals should be submitted well in advance, as recommended by the Corporate Governance Code, which Eni has adopted.

Dear Shareholders,

You are invited to submit your proposals on this item on the agenda and approve one of them.

Item 10

Determination of the remuneration of the Chairman of the Board of Statutory Auditors and of standing Statutory Auditors

Dear Shareholders,

Pursuant to Article 2402 of the Italian Civil Code, the Shareholders’ Meeting determines the annual remuneration of the Chairman of the Board of Statutory Auditors and of the other Standing Auditors.

The Shareholder’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni S.p.A.’s Directors and Statutory Auditors the D&O insurance policy for Eni S.p.A. managers, with a maximum coverage of $200,000,000.

The policy remains effective also for the new Boards to be appointed. The related aggregate maximum amount of coverage entirely dedicated to management, Directors and Statuary Auditors of the Company amounts to $200,000,000.

The Corporate Governance Code for listed companies, which Eni S.p.A. has adopted,, recommends, in Article 8.C.4., that "The remuneration of auditors shall be proportionate to the commitment required from each of them, to the importance of his/her role as well as to the size and business sector of the company."

The outgoing Board of Directors did not present a proposal on this item on the agenda. Yet, Article 123-ter, paragraph 3, letter a) of the T.U.F., as emended by art. 3 of Legislative Decree 49/19, provides that the remuneration policy concerns also the supervisory bodies, “without prejudice to the provisions of article 2402 of the Italian Civil Code”. The policy Guidelines illustrated in the first section of the Report on remuneration policy and remuneration paid, provide some recommendations to this effect, as expressed in more detail in the aforementioned report, published in accordance with the time limits required by law.

It is recommended that proposals be submitted well in advance, as recommended by the Corporate Governance Code which Eni adopted.

Dear Shareholders,

You are invited to submit your proposals on this item on the agenda and approve one of them.

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Item 11

Long term incentive Plan 2020-2022 and disposal of Eni treasury shares to serve the Plan

Dear Shareholders,

The Board of Directors of Eni S.p.A., in relation to the expiration of the Long-Term Shareholders Incentive Plan (2017-2019) approved by the Shareholders’ Meeting of April 13, 2017, has resolved to submit the adoption of a new share-based Long-Term Incentive Plan (2020-2022) (the “Plan”) to the Shareholders’ Meeting for approval, prepared on the basis of a proposal of the Remuneration Committee, comprised entirely of independent, non-executive directors, as a tool to incentivize and promote the loyalty of the Company’s most critical managers.

The new Plan aims to support the achievement of the policies defined by the Company Strategic Plan promoting, through an adequate balancing of performance parameters, the alignment of management interests to the primary objective to create sustainable value for the shareholders. In particular the Plan integrates the performance conditions of the previous Plan linked with Eni bond yield (Total Shareholders Return) and industrial performance (Net Present Value of Proven Reserves), with new parameters linked with economic/financial performance (Free Cash Flow), as well as the goals of decarbonisation, energy transition and circular economy, in support of the Strategic Plan execution and in accordance with the objectives announced to the market, with a view to aligning all the stakeholders interests.

The Plan provides three annual awards, each of them is submitted to a Vesting Period of three years in line with industry best practices at international level.

The Plan beneficiaries (the “Beneficiaries”) are the Company’s Chief Executive Officer to be appointed by the Shareholders’ Meeting at the next election of the Board; Eni S.p.A.’s Managers with Strategic Responsibilities, as well as other “key management personnel”, who will be specifically identified during the annual implementation of the Plan from among the managers of Eni S.p.A. and its subsidiaries - with the exception of those listed on regulated markets and their subsidiaries - occupying positions that are most directly responsible for business performance or that are of strategic interest and who, at the date of the award, are employees of and/or in service with Eni and its subsidiaries.

The description of the targets and characteristics of the Plan is set out in more detail in the Informative Document prepared by the Board of Directors pursuant to Article 114-bis of the Consolidated Law on Financial Information (T.U.F.) and Article 84-bis of the Issuers Regulation, attached to this Report and which will be made available to the public within the time limits and in the manner prescribed by current legislation, including through publication on Eni’s website.

For the implementation of the Plan, the Board of Directors has resolved to ask the Shareholders’ Meeting to be authorised to grant free of charge, in accordance with the terms and conditions described in the attached Informative Document, up to a maximum of 20 million of Eni treasury shares to the Beneficiaries of the Plan. Using treasury

15

shares avoids the need to buy additional shares and the consequent financial outlay. The maximum number of shares serving the Plan was estimated by assuming the achievement of the maximum level of performance for each award and using, as a reference, the lowest price recorded by Eni shares in the last three years sliding until the date before the Board of Directors approving the Plan (March 18, 2020).

Dear Shareholders,

You are invited to approve the following resolutions:

“Pursuant to and for the purposes of Article 114-bis of the Consolidated Law on Financial Intermediation and of Art. 2357- ter of the Italian Civil Code,

-	to approve the Long-Term Incentive Plan 2020-2022, under the terms and conditions set forth in the Informative Document attached and made available within the time limits prescribed by current legislation, granting the Board of Directors all the powers needed to implement the Plan, including through persons delegated for this purpose, including the powers to: i) annually award Eni Shares to the Chief Executive Officer; ii) approve, on the proposal of the Compensation Committee, the Regulation and the targets of the absolute objectives for each annual award; iii) identify the Beneficiaries on the basis of the defined criteria; iv) decide any other terms and conditions for implementation provided they do not conflict with this resolutions.

-	to authorise the Board to dispose of up to 20 million treasury shares to serve the implementation of the Plan.”

Item 12

Report on remuneration policy and remuneration paid (Section I): policy on remuneration

Dear Shareholders,

the first section of the Report on remuneration policy and remuneration paid prepared on the basis of Article 123-ter, paragraph 3 of the T.U.F. and of Article 84-quater of the Issuers’ Regulation, illustrates the policy proposed by the Company for the 2020-2023 term on the remuneration of the Board of Directors and the Statutory Auditors and other managers with strategic responsibilities and the procedures used to adopt and implement this policy.

Pursuant to Article 123-ter, paragraph three, of the T.U.F., the Shareholders’ Meeting shall resolve in favour or against the first section of the Report. The resolution is binding.

Please refer to the first section of the Report on remuneration policy and remuneration paid approved by the Board of Directors, which will be published in accordance with the deadlines required by law at the company’s Registered Office at the centralized

16

storage service authorised by Consob called "1Info" – which can be consulted on the website www.1info.it, as well as on the Company’s website.

Dear Shareholders,

You are therefore invited to resolve

“in favour of the first section of the Report on remuneration policy and remuneration paid regarding the Company's policy for the 2020-2023 term on the remuneration of the Board of Directors and the Statutory Auditors and other managers with strategic responsibilities, as well as the procedures used to adopt and implement this policy”.

Item 13

Report on remuneration policy and remuneration paid (Section II): compensation paid

Dear Shareholders,

the second section of the Report on remuneration policy and remuneration paid, prepared on the basis of Article 123-ter, paragraph 4 of the T.U.F. and of Article 84-quater of the Issuers’ Regulation, illustrates the components of the remuneration highlighting the consistency with the remuneration policy, as well as the compensation paid during 2019 to the Board of Directors and the Statutory Auditors and, in aggregate form, other managers with strategic responsibilities.

Pursuant to Article 123-ter, paragraph 6 of the T.U.F. the Shareholders’ Meeting shall resolve in favour or against the second section of the Report. The resolution is not binding.

Please refer to the second section of the Report on remuneration policy and remuneration paid approved by the Board of Directors, which will be published in accordance with the deadlines required by law at the company’s Registered Office at the centralized storage service authorised by Consob called "1Info" – which can be consulted on the website www.1info.it,, as well as on the Company’s website.

Dear Shareholders,

You are therefore invited to resolve

“in favour of the second section of the Report on remuneration policy and remuneration paid regarding the components of the remuneration highlighting the consistency with the remuneration policy, as well as the compensation paid during 2019 to the Board of Directors and the Statutory Auditors and, in aggregate form, other managers with strategic responsibilities”.

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Item 14

Cancellation of Eni treasury shares, without reduction of the share capital, and consequent amendments to Article 5.1 of the By-laws; related and consequent resolutions.

(extraordinary part)

Dear Shareholders,

You have been called to this Extraordinary Shareholders' Meeting to examine and approve the proposal to cancel 28,590,482 treasury shares, and consequent amendments to Article 5.1 of the By-laws.

Note that the Ordinary Shareholders’ Meeting on May 14, 2019 authorised the Board of Directors, pursuant to Article 2357 of the Italian Civil Code, to purchase up to a maximum 67 million treasury shares, representing about 1.84% of Eni’s share capital. This authorisation was needed to continue the implementation of the 2019 buyback programme ,envisaged under Eni’s Strategic Plan and to give the Company a flexible option to grant its shareholders additional remuneration beyond the distribution of dividends.

In execution of the Shareholders’ Meeting resolution of May 14, 2019, at the date on which the Board of Directors resolved to call the Meeting (27 February 2020) the Company has purchased a total of 28,590,482 treasury shares, equal to 0.79% of share capital, for an aggregate amount of €399,999,994.58.

At the aforementioned Shareholders’ Meeting, the Board of Directors announced the intention to submit to the Shareholders’ Meeting called to approve the financial statements at December 31, 2019 a proposal to cancel the treasury shares purchased at the date of the Meeting in execution of the Shareholders authorisation of the May 14, 2019.

In line with this announcement, the Board of Directors proposes to cancel a total of 28,590,482 treasury shares, in accordance with the methods illustrated above.

It should be noted that at the date of the Meeting, the Company still holds 33,045,197 treasury shares, equal to about 0.91% of share capital, not purchased in execution of the Shareholders’ Meeting authorisation of May 14, 2019.

Since Eni shares have no par value, the cancellation of the above 28,590,482 treasury shares will be a simple accounting operation, decreasing the related reserve in the amount of €399,999,994.58, and cancelling an equal amount from the corresponding "Treasury Shares" item.

Therefore, Eni's S.p.A. share capital, currently equal to €4,005,358,876.00, will remain unchanged. The number of issued shares will decrease from 3,634,185,330 to 3,605,594,848. The accounting par value of these residual 3,605,594,848 shares will increase from €1.102 to €1.111.

The cancellation of treasury shares will not have effect on the Company's economic performance and will not modify the value of shareholders' equity.

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Following the approval of the proposal to cancel 28,590,482 treasury shares, relevant shareholdings,3 defined on the basis of communications received as of February 27, 2020, pursuant to art. 120 of the Italian Legislative Decree No. 58 of February 24, 1998 (“TUF”) and of Consob Regulation No. 11971/1999 as amended, will change as follows:

Shareholder	Percentage of current capital (3,634,185,330 shares)	Percentage of capital after cancellation (3,605,594,848 shares)
Cassa depositi e prestiti S.p.A.	25.76%	25.96%
Ministry of Economy and Finance	4.34%	4.37%
Eni S.p.A. (treasury shares)	1.70%	0.92%

Upon approval of the proposal to cancel 28,590,482 treasury shares, Article 5.1 of the By-laws is amended, changing the number of shares making up the Company’s share capital (Article 5.2 and 5.3 remain unchanged).

The texts of the current Article 5.1 of the By-laws and of the proposed amendment are presented below.

Text in force	Proposed Text
ART. 5	ART. 5

5.1 The Company’s share capital is equal to €4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six), represented by 3,634,185,330 (three billion six hundred and thirty four million one hundred and eighty five thousand three hundred and thirty) ordinary shares without indication of par value.

(end of amendment)

5.1 The Company’s share capital is equal to €4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six), represented by 3.605.594.848 (three billion six hundred and five million five hundred and ninety four thousand eight hundred forty eight) ~~4.005.358.876 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six)~~ ordinary shares without ~~a par value of €1.00 (one) each~~ indication of par value.

(end of amendment)

The cancellation resolution will be effective after registration in the relevant Company Register pursuant to Article 2436, paragraph 5, of the Italian Civil Code.

3 Relevant shareholdings pursuant to art. 120 T.U.F. are also updated on the basis of the communications made by intermediaries pursuant to art. 83-noovies T.U.F., on the occasion of the exercise of social rights.

19

The Board believes that the proposed amendment to the By-laws does not trigger the right of withdrawal for shareholders pursuant to Article 2437 of the Italian Civil Code.

* * * * *

Dear Shareholders,

You are invited to resolve as follows:

“The Extraordinary Shareholders' Meeting, having examined the Report of the Board of Directors,

resolves

1) to cancel 28,590,482 (twenty eight million five hundred ninety thousand four hundred and eighty two) treasury shares with no par value without changing the amount of the share capital and reducing the related reserve by the amount of €399,999,994.58 (three hundred ninety nine million nine hundred ninety nine thousand and ninety hundred ninety four euros and fifty eight cents) (equal to the carrying value of the cancelled shares);

2) to amend Article 5.1 of the By-laws as follows:

"5.1 The Company’s share capital is equal to €4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six euros), represented by 3.605.594.848 (three billion six hundred and five million five hundred and ninety four thousand eight hundred forty eight) ordinary shares with no par value."

3) to grant the Board of Directors - with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate - all powers necessary to execute this resolution, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions."

The Chairman of the Board of Directors Emma Marcegaglia

20

ATTACHMENTS

1)	ADVICE TO SHAREHOLDERS ON THE COMPOSITION OF THE BOARD OF DIRECTORS

2)	ADVICE TO SHAREHOLDERS ON THE COMPOSITION OF THE BOARD OF STATUTORY AUDITORS

3)	INFORMATIVE DOCUMENT – LONG-TERM INCENTIVE PLAN 2020-2022

Eni Shareholders’ meeting of 13 May 2020

Advice to shareholders on the composition of the Board

In accordance with the recommendations of the Italian Corporate Governance Code, prior to the appointment of Eni’s corporate bodies, Eni’s Board of Directors, having received the opinion of the Nomination Committee and having considered the results of the Board Review, has developed this advice on the future size and composition of the Board to be submitted to shareholders prior to the Shareholders’ Meeting called for 13 May 2020.

The advice was published on the Company's website on 2 March 2020.

Size of the Board of Directors

With reference to corporate governance best practices, the number of members of the Board must be adequate both to the size and complexity of a company and to the number and composition of Board committees.

In light of this premise, the Board considers the current number of directors, equal to nine, to be appropriate. It is the maximum established by the By-laws.

Composition of the Board of Directors

The composition of the Board needs take account of Eni's current and future needs, as well as the necessity of maintaining a substantial presence of independent Directors, with a level of diversity that takes account of regulatory requirements and the recommendations of the Corporate Governance Code.

The mix of skills on the Board should be well balanced and reinforced by an understanding of Eni's business and the experience gained in the current term, given the complexity of the business and the need to complete the transformation process started by the current Board.

More specifically, in its 2020-2023 Strategic Plan Eni laid out its transformation path and announced challenging energy transition goals. Consequently, we deem it appropriate that the new Board should be made up of professionals with adequate know-how and experience to fully support the decarbonisation process as well as to support and implement, with the speed required by the market, industrial and technological transformations and the associated strategic drivers, in order to protect and safeguard value for all stakeholders.

Eni's Board appreciates the current skill profile. In view of the appointment of the new Board, considering Eni’s future challenges and evaluating the possibility of further enhancing the skills and experience represented on the Board, the Board suggests the following elements should be taken into consideration:

- sector-specific experiences and skills;

- technological skills;

- strategic orientation.

With specific reference to the issue of the energy transition and its centrality in Eni's strategic plan, the Board underlines the importance that the new body should be made up of professionals with experience in environments undergoing strategic change of similar complexity on a global scale.

With regard to diversity, also in relation to the criteria referred to in Article 2 of the Corporate Governance Code, the Board believes that diversification in terms of age, training and professional experience and geographical diversity are important for the future Board.

The topic of "soft skills" was also the subject of a specific reflection, prompting the Board to recommend considering the characteristics indicated below:

- independence of thought and integrity;

- adequate availability of time and energy consistent with other commitments;

- ability to integrate sustainability issues into the business vision;

- ability to strike a balance with the views of other directors and manage conflicts constructively;

- agreement with the energy transition path outlined in Eni's strategic plan, and supporting the CEO in its implementation;

- ability to work in a team.

With regards to the availability of adequate time and energy, the Board refers to the guidance approved on 13 April 2017 (published on the Company website) on the maximum number of other positions compatible with the effective performance of the office of Director.

Main officers

Chairman

In addition to the qualifications applying to all Directors, the Chairman should also possess:

- authority in independently representing all shareholders;

- previous experience on chairing Boards of complex listed companies;

- specific knowledge of corporate governance issues;

- international standing and in-depth knowledge of investors, including foreign investors;

- general knowledge of Eni's current business;

- leadership and balance to ensure the proper functioning of the Board, fostering internal dialogue;

- ability to maintain a constructive relationship with the CEO;

- listening, mediation, synthesis and communication skills;

- ability to involve and motivate the Board to support the CEO in Eni's energy transitionpath.

Chief Executive Officer

In addition to the qualifications applying to all Directors, the CEO should possess:

- strong knowledge and authority in Eni’s traditional business in order to ensure the continuation of the efficiency improvement effort and generate resources to invest in Eni's strategic future;

- an ability to inspire management and to involve and guide all Eni people in the energy transition;

- consolidated top level network in key countries for Eni;

- a strong propensity for technological innovation and change management to guide cultural change throughout Eni;

- previous experience in top positions of listed companies of comparable complexity;

- high standing on international markets and in the business sectors relevant for Eni;

- sensitivity to the issued connected with sustainability and the circular economy;

- a track record of success in managing an operating company with complex local and international stakeholders in key markets.

With reference to the relationship between the Chairman and the CEO, the Board underlines the need for them to have complementary relationship in order to ensure the effective functioning of the Board and, more generally, the governance of the Company.

Board Committees

With reference to the committees, the Board considers it appropriate to retain the current framework and structure, including their duties and size.

Advice for the Board of Statutory Auditors of Eni SpA to be appointed at the

Shareholders’ Meeting called for 13 May 2020

Document approved by the outgoing Board of Statutory Auditors in its meeting of 25

February 2020, pursuant to the Rules for listed companies issued by the Italian Council of

Accountants (CNDCEC) on 26 April 2018

The Shareholders' Meeting called for 13 May 2020 will appoint the new Boards of Directors and Statutory Auditors. In this document, the Board of Statutory Auditors, having reached the end of its term and drawing on its experience and the results of a self-assessment, provides the Shareholders with an outline of the skills and professional experience that, in addition to statutory requirements, most contributed to its efficient and effective operation.

It is important to underline that, since Eni is listed on the New York Stock Exchange, the Board of Statutory Auditors (hereafter also “Board”) also performs the role and duties of an Audit Committee pursuant to SEC rules and the Sarbanes-Oxley Act, i.e. it carries out functions additional those envisaged by applicable legislation for issuers listed on the Italian market.

Over the three-year term, the Board of Statutory Auditors functions were expanded pursuant to the reform of the statutory audit discipline implemented at European level, which assigned additional disclosure and monitoring activities to this body.

Likewise, the introduction of the rules on non-financial reporting included additional supervisory activities on the compliance with the relevant provisions.

Finally, it should be remembered that, in the next term, the Board will have to continue the onerous task of monitoring the proceedings started by Italian and foreign authorities involving the company and some of its managers.

Based on the Board’s past experience, it is essential that prospective Auditors have sufficient time to devote to Eni in order to be able to perform their role effectively. In addition to the reasons clarified above, this requirement is mainly related to the complexity of the Group, both in terms of its geographical scope and areas of business.

To be able to monitor the effective functioning of the internal control and risk management system, besides ensuring robust scheduling of the Board activities, it is essential to provide intense induction support as well as ensuring participation in the meetings of the various Board of Directors committees. This allows Auditors to gain a deeper understanding of the issues and decisions presented in more concise form during the Board of Directors meetings.

The supervision of financial and non-financial reporting, required of the Board also in its capacity as the Audit Committee, requires appropriate experience in large listed multinational companies with complex governance arrangements, and attention to the issues related to the current energy transition.

The Board of Statutory Auditors also acknowledges the value of diversity in its composition, both in terms of gender and professional background, and underscores the importance recognised in the Company By-laws of economics and company law. Furthermore, in order to comply with the regulatory requirement for the Board as a whole to have industry-specific competence, it is necessary to ensure the continuity of the skills acquired.

Finally, an additional requirement for the efficient and effective functioning of the Board has been identified in the ability to work in a team and manage complexities in a constructive and balanced way. Decisive in this regard is the role of the Chairman, whose authority is essential both for creating cohesion and collaboration between Board members, and in the interaction with other corporate bodies, structures and people in general, and those responsible for the internal control and risk management system in particular.

As required by the rules of conduct for the boards of statutory auditors of listed companies issued by the National Council of the Italian accounting profession, the Board of Statutory Auditors also deems it appropriate to provide guidelines to enable shareholders and candidates to assess the adequacy of the proposed remuneration package for the office of Statutory Auditor of Eni SpA, also in relation to the amount of work necessary to perform the job.

During the 2017-2019 term, meetings of the Board of Statutory Auditors, the Board of Directors and Shareholders Meetings totalled one hundred and ten. The Board also participated, in its entirety or in the person of its Chairman or a delegate, in all the meetings of the Control and Risk Committee, the other Board of Directors committees, and met periodically with the Watch Structure, for a further one hundred and thirty-eight meetings. This must be added to the time dedicated to the preparation of meetings, including the prior analysis of large documentation, the subsequent revision of the voluminous minutes, and frequent informal meetings.

In line with best practices, the remuneration of non-executive directors, including remuneration for participation in the Board of Directors committees, can provide a useful indication for assessing the adequacy of the overall remuneration of Board members.

Finally, the adequacy of the remuneration of the members of the Board of Statutory Auditors should be examined also in consideration of recent regulations which significantly expanded the duties and responsibilities of the Board, its role as Audit Committee pursuant to SEC regulations and the taxing work entrusted to Eni's control body.

The Board of Statutory Auditors of Eni SpA

Eni	Informative Document – Long-Term Incentive Plan 2020-2022

INFORMATIVE DOCUMENT

PREPARED IN ACCORDANCE WITH ART. 114-BIS OF ITALIAN LEGISLATIVE DECREE NO. 58 OF 24TH FEBRUARY 1998 (CONSOLIDATED LAW ON FINANCE - TUF) AND ART. 84-BIS OF REGULATION ADOPTED BY CONSOB WITH RESOLUTION NO. 11971 OF 14th MAY 1999 AS SUBSEQUENTLY AMENDED (ISSUERS’ REGULATION)

LONG-TERM INCENTIVE PLAN 2020-2022

Introduction

This Informative Document, prepared in accordance with Art. 84-bis (Annex 3A, Scheme No. 7) of the Issuers’ Regulation, has been prepared by Eni SpA (“Eni”) to provide information to its shareholders and to the market on the proposed adoption of the Long-Term Incentive Plan 2020-2022 (the “Plan”), approved by the Board of Directors of Eni on 18th March 2020, which will be submitted for approval in accordance with Art. 114-bis of the Consolidated Law on Finance to the Ordinary Shareholders' Meeting convened on 13th May 2020, in single call (the “Shareholders' Meeting”).

The Plan provides for the granting of “Eni Shares” free of charge determined on the basis of company performance objectives.

This Plan applies to Eni and its subsidiaries, excluding those with shares listed on regulated markets and companies controlled by them, and it is considered to be of “major significance” under Art. 84-bis, paragraph 2, of the Issuers’ Regulation since it is intended for the persons referred to in Art. 114-bis of the Consolidated Law on Finance, and more specifically:

i)	for the Chief Executive Officer of Eni who will be appointed by the Board of Directors following the Shareholders’ Meeting;

ii)	for the managers of Eni and its subsidiaries who fall under “Senior Managers deemed Critical for the Business”, identified from among those occupying positions that are most directly responsible for business performance or that are of strategic interest and who, at the date of the award, are employees of and/or in service with Eni SpA and its subsidiaries, including Eni Managers with Strategic Responsibilities.

This Informative Document is available to the public at the registered office of Eni in Piazzale E. Mattei 1, Rome, in the "Governance" section of the Eni website (www.eni.com) and using the methods specified by Art. 84-bis of the Issuers’ Regulation.

Definitions

A description of the meanings of certain terms used in the Informative Document is given below:

Eni/Company	Eni SpA (with registered office in Piazzale E. Mattei 1, Rome).
Chief Executive Officer	The Chief Executive Officer of Eni.
Beneficiaries	The addressees of the Plan.

Managers with Strategic Responsibilities	In accordance with Art. 65, paragraph 1-quater of the Issuers’ Regulation, the managers of Eni who have the power and responsibility, directly or indirectly, for planning, directing and controlling Eni. The managers with strategic responsibilities of Eni are the executives who report directly to the Chief Executive Officer and President of Eni and, in any case, the members of the Company's Management Committee.
Senior Managers deemed Critical for the Business	The managers of Eni and its subsidiaries identified during the annual implementation of the Plan from among those occupying positions that are most directly responsible for business performance or that are of strategic interest and who, at the date of the award, are employees and/or in service at Eni and its subsidiaries, including Eni Managers with Strategic Responsibilities.
Board of Directors	The Board of Directors of Eni.
Management Committee	The Management Committee of Eni, having an advisory and supporting role for the activities of the Chief Executive Officer.
Compensation Committee	The Eni committee, composed entirely of non-executive and independent directors, whose composition, appointment, tasks and operating methods are governed by a special Regulation approved by the Board of Directors, having an advisory and consultative role in matters relating to remuneration.
Subsidiaries	Entities controlled by Eni in accordance with Art. 93 of the Consolidated Law on Finance. For the purposes of the Plan, this excludes Subsidiaries whose shares are listed on regulated markets and the companies they control.
Awarded Shares	Number of Eni Shares communicated to Beneficiaries at the beginning of the Vesting Period as grantable at the end of the same Vesting Period, in accordance with the performance and retention conditions laid down by the Plan Regulation. The number of awarded Eni Shares is conventionally calculated based on a set percentage of the fixed remuneration, in accordance with the level of responsibility/criticality of the role.
Award Price of Eni Shares

Price calculated as an average of the daily official prices of the Eni Share (source: Bloomberg). The period is between:

▪  the last trading day of the month before the date of the Board of Directors meeting to annually approve the Plan Regulation and the award to the Chief Executive Officer; and

▪  the first trading day of the 4th month before the date of the Board of Directors meeting referred to above.

Granted Shares	Number of Eni Shares granted free of charge to the Beneficiaries at the end of the predetermined period (Vesting Period) depending on the target number of Eni Shares awarded at the beginning of the Vesting Period and the actual performance levels achieved, in accordance with the terms and conditions of the Plan Regulation.
Vesting Period	Three-year period between the time when the shares are awarded and the time that the shares can be granted free of charge.
Performance Period	Three-year period for measuring performance, in accordance with the defined criteria, from 1st January of the year of award to 31st December of the year before granting.
Lock-up period	Yearly period, starting from grant date, during which Eni Shares cannot be transferred and/or sold, by managers employed.
Peer Group	The group of ten companies used to compare business performance with Eni, in accordance with the established performance parameters, consisting of the international oil companies that are Eni competitors, namely: Apache, BP, Chevron, ConocoPhillips, Equinor, ExxonMobil, Marathon Oil, Occidental, Shell e Total.

Regulation	The document, approved annually by the Board of Directors, that governs the conditions of each annual award of the Plan.
Total Shareholder Return (TSR)	Indicator that measures the overall performance of a share as the sum of capital gains and reinvested dividends.
Reference Stock Market Index

Index representing the Stock Market on which the company’s Shares are traded, chosen with respect to the panel of companies belonging to the Peer Group (e.g. for Eni the index is the FTSE MIB). The list of companies in the Peer Group and their respective Reference Stock Market Indices are given below:

-   Eni: FTSE MIB Index of the Borsa Italiana Stock Exchange

-   Apache, Chevron, ConocoPhillips, ExxonMobil, Marathon Oil, Occidental: Standard & Poor’s 500 Index of the New York Stock Exchange

-   BP: FTSE 100 Index of the London Stock Exchange

-   Shell: AEX Index of the Amsterdam Stock Exchange

-   Total: CAC 40 Index of the Paris Stock Exchange

-   Equinor: OBX Index of the Oslo Stock Exchange

TSR of the Reference Stock Market Index	TSR of the Reference Stock Market Index calculated using the same methods employed for the TSR of Eni Shares and those of the companies in the Peer Group.
Correlation Index (ρ)	Measure of the linear relationship between (i) the daily returns of reference prices of a share and (ii) the daily returns of the quotations of the corresponding Reference Stock Market Index, calculated in the period between the first day of the month before the beginning of the Performance Period and the last day of the Performance Period. It's a value between -1 and +1.
Net Present Value of Proven Reserves (NPV)	Indicator that represents the present value of the future cash flows of proven hydrocarbon reserves, net of future production and development costs and related taxes.
Organic Free Cash Flow	Cash flow available to the Company, resulting from the difference between cash flows from operations and cash flows for organic investments.
Decarbonisation	A set of actions aimed at the progressive reduction of greenhouse gas emissions from productive or, more generally, anthropogenic activities.
Energy Transition	Complex and long-term process that involves structural changes in the way energy is produced and used, related to the availability of new energy sources and technologies, as well as the developments in consumer demand and environmental policies and regulations.

Circular Economy

Circular economy is a system where all activities are organised in such a way that waste become a resource for a new production cycle. The system is based on three key principles:

-  Elimination of waste and pollution;

-  Optimisation of return of resources with a maximum utilisation of products, components and materials over time;

-  Regeneration of natual systems.

Eni Shares	Ordinary shares issued by Eni, listed on the Electronic Stock Market of Borsa Italiana.

1.	The addressees

1.1	Indication of the name of the addressees who are members of the board of directors or management board of the financial instrument issuer, of the companies controlling the issuer and the companies directly or indirectly controlled by it

The Plan applies to the Chief Executive Officer who will be appointed by the Board of Directors following the Shareholders’ Meeting.

If any of the Beneficiaries described in paragraph 1.2 below are persons who, under current regulations, must be identified by name, also in relation to the position of Director possibly held in a Subsidiary, the Company will provide the market with the relevant information at the time of the notifications provided for by Art. 84-bis, paragraph 5 of the Issuers’ Regulation.

1.2	The categories of employees or collaborators of the financial instrument issuer and companies controlling or controlled by this issuer

The managers of Eni and its Subsidiaries identified as Senior Managers deemed Critical for the Business at the time of the annual implementation of the Plan (currently 390 managers).

1.3	Name of the parties benefitting from the plan belonging to the following groups:

a)	General Managers of the financial instrument issuer

The Plan also applies to any General Managers appointed by Eni’s Board of Directors.

b)	other Managers with Strategic Responsibilities of the financial instrument issuer not classed as a "small", in accordance with Article 3, paragraph 1, letter f) of Regulation no. 17221 of 12 March 2010, if they have, during the course of the year, received total compensation (obtained by adding the monetary compensation to the financial instrument-based compensation) in excess of the highest total compensation attributed to the members of the board of directors or management board, and to the general managers of the financial instrument issuer

Not applicable.

None of Eni’s Managers with Strategic Responsibilities have received total compensation during the course of the year in excess of the highest total compensation attributed to the members of the Board of Directors.

c)	natural persons controlling the share issuer, who are employees or who collaborate with the share issuer

Not applicable.

1.4	Description and numerical indication, broken down according to category:

a)	Managers with Strategic Responsibilities other than those specified under letter b) of paragraph 1.3

Managers with Strategic Responsibilities of Eni currently number 20.

b)	in the case of “small” companies, in accordance with Article 3, paragraph 1, letter f) of Regulation No. 17221 of 12 March 2010, the indication for the aggregate of all Managers with Strategic Responsibilities of the financial instrument issuer

Not applicable.

c)	any other categories of employees or collaborators for which different characteristics are envisaged for the Plan (e.g. Managers, middle management, employees, etc.).

Not applicable.

2.	The reasons behind the adoption of the Plan

2.1	Objectives to be achieved by means of the attribution of the Plan

With the expiry of the 2017-2019 Long-Term Share Incentive Plan, a new 2020-2022 share-based ILT plan has been introduced to support the achievement of the guidelines defined in the Company's Strategic Plan by promoting the alignment of management interests with the priority goal of creating sustainable value for shareholders, through an adequate balance of performance parameters.

In particular, the Plan integrates the performance conditions of the previous Plan related to the performance of Eni share (Total Shareholders Return) and industrial performance (Net Present Value of Proven Reserves), with new parameters connected to the economic/financial performance (Organic Free Cash Flow), as well as sustainability objectives (decarbonisation, energy transition and circular economy), supporting the implementation of the Strategic Plan in line with the targets announced to the market and in an approach to align with the interests of all stakeholders.

The Plan provides for three annual awards, each of which includes a three-year Vesting Period in line with the best practice in the industrial sector internationally.

2.2	Key variables, including in the form of performance indicators, considered in order to attribute the financial instrument based plans

The incentive levels are defined as a percentage of fixed remuneration, in accordance with the following principles of the remuneration policy adopted by Eni:

-	compensation package for management suitably balanced between: (i) a fixed component consistent with the powers and/or responsibilities assigned, in addition to being sufficient to remunerate service if the variable component is not paid, and (ii) a variable component defined within maximum limits and designed to link remuneration to actual performance, taking account of the risk profiles of the business;
-	consistency of the total remuneration with the market levels applicable for similar positions or roles with a similar level of responsibility and complexity, based on panels of companies that are comparable to Eni;
-	variable remuneration of managerial positions that have a greater influence on business performance characterized by a significant percentage of long-term incentive components, through appropriate deferment over a period of at least three years, in line with the long-term nature of Eni’s business and with the associated risk profile.

The performance indicators are given in paragraph 4.5 below.

2.3	Elements underlying the determination of the entity of the financial instrument based compensation, namely the criteria with which to determine it

See paragraph 2.2 and 4.5.

2.3.1	More detailed information

The value of the Eni Shares awarded for each beneficiary differ in accordance with the level of responsibility/criticality of the role, up to a maximum of 150% of fixed remuneration, which is the component of annual remuneration whose payment is guaranteed.

The link with performance conditions is covered in paragraph 4.5.

2.4	The reasons underlying any decision to attribute financial instrument based compensation plans not issued by the financial instrument issuer

Not applicable.

2.5	Evaluations with regards to significant tax and accounting implications which have affected the definition of the plans

The structure of the Plan has not been affected by applicable tax regulations or accounting considerations.

2.6	Any support of the plan by the special Fund to encourage workers to participate in businesses, pursuant to Article 4, paragraph 112 of Italian Law no. 350 of 24 December 2003

Not applicable.

3.	Approval procedure and timing for the granting of instruments

3.1	Scope of powers and functions delegated by the shareholders’ meeting to the board of directors in order to implement the Plan

The Eni Board of Directors Meeting on 18th March 2020 resolved, based on a proposal by the Compensation Committee of 2th March 2020 and with the abstention of the Chief Executive Officer, to submit the Plan to the Shareholders’ Meeting for approval.

Following the approval of the Shareholders’ Meeting, the Board of Directors will implement the Plan, deliberating the annual allocation of Eni Shares in favour of the CEO and, on the proposal of the Compensation Committee, the approval, for each annual award, of the Regulation and the targets of the absolute objectives, as well as, also through delegated subjects, the identification of beneficiaries on the basis of the defined criteria and any other terms and conditions for implementation to the extent they do not conflict with the resolutions of the Shareholders’ Meeting.

3.2	Indication of the parties appointed to administrate the plan and their function and competence

Administration of the Plan is entrusted to the competent Eni functions.

3.3	Any procedures in place for the review of plans, including in relation to any alteration of the basic objectives

There are no procedures for amending the Plan except as provided in paragraph 4.23.

3.4	Description of the methods by which to determine the availability and grant the financial instruments on which the Plan is based

The Plan provides for the granting of Eni Shares free of charge after three years from their award depending on the achievement of predefined performance conditions.

3.5	The role played by each director in determining the characteristics of said Plan, any situations of conflict of interest arising concerning the relevant directors

In line with the recommendations of the Corporate Governance Code for Listed Companies, which Eni has adopted, the conditions of the Plan have been defined based on a proposal by the Compensation Committee. The proposal to submit the Plan to the Shareholders’ Meeting, in accordance with Art. 114-bis of the Consolidated Law on Finance, was then approved by the Board of Directors, with the abstention of the Chief Executive Officer, after obtaining the favourable opinion of the Board of Statutory Auditors in accordance with Art. 2389, paragraph 3, of the Italian Civil Code.

The Plan, in relation to its Beneficiaries, constitutes a related party transaction subject to the approval of the Shareholders’ Meeting in accordance with Art. 114-bis of the Consolidated Law on Finance, therefore the specific procedures defined by Consob resolution No. 17221 of 12.3.2010 (“Regulation on related party transactions”) are not applied, in accordance with the provisions of the paragraph 10 of the Management System Guideline “Transactions with the interests of Directors and statutory auditors and transactions with related parties” adopted by Eni.

3.6	Date of the decision taken by the competent body to propose the approval of the plan to the shareholders’ meeting and any proposal of a remunerations committee, where existing

On 18th March 2020, the Board of Directors, based on a proposal by the Compensation Committee of 2th March 2020, resolved to submit the Plan to the Shareholders’ Meeting.

3.7	Date of the decision taken by the competent body with regards to the granting of instruments and the potential proposal to said body by a remunerations committee, where existing

The Plan’s implementation is resolved annually by the Board of Directors based on the proposal by the Compensation Committee, by the end of October for the award of Eni Shares by the end of November. Eni Shares are granted by the end of November of the year following the end of the three-year performance period, after the results are approved by the Board of Directors, subject to verification and approval by the Compensation Committee.

3.8	The market price, recorded on said dates, for the financial instruments on which the plans are based, if traded on regulated markets

The official Eni Share price at 18th March 2020 (the date of approval by the Board of Directors to submit the proposed Plan to the Shareholders’ Meeting): € 6,7995.

3.9	In the case of plans based on financial instruments traded on regulated markets, in what terms and how the issuer considers, when identifying the timing of the granting of instruments in implementation of the plan, the possible timing coincidence of:

i)	said granting or any decisions taken in this regard by the remunerations committee; and

ii) the diffusion of any significant information in accordance with Art. 114, paragraph 1 of the Consolidated Law on Finance: for example, if such information is: a) not already public and able to positively affect marketing listings, or b) already public and able to negatively affect market listings.

The Plan and its terms and conditions are previously approved with the ex-ante determination of the timing and the criteria for determining the number of Eni Shares to be granted without the possibility of exercising discretionary powers.

The number of Eni Shares to award to each beneficiary is calculated based on a set percentage of fixed remuneration (linked to the level of the position held) and with regard to the Award Price of Eni Share. The length of the period (4 months) considered for calculating the Award Price of Eni Shares rules out the possibility that the award can be significantly affected by the possible dissemination of inside information within the meaning of article 114, paragraph 1, of the Consolidated Law on Finance.

The granting of Eni Shares free of charge to each beneficiary takes place by the end of November of the year after the one in which the three-year performance period ends, (from 1st January of the award year to 31st December of the 3rd year), based on the Shares awarded and the performance results approved by the Board of Directors, subject to verification and approval of the Compensation Committee.

Beneficiaries are required to comply with the provisions of insider dealing legislation and applicable regulations, in particular with reference to the disposition of the shares involved in any granting after the verification of the achievement of the performance objectives.

4.	The characteristics of the instruments awarded

4.1	Description of the ways in which the compensation plans based on financial instruments are structured

The Plan provides for three annual awards of Eni Shares free of charge that may be granted after three years. The amount of the grant of Eni Shares is linked with the performance conditions achieved according to the specified parameters and other conditions.

For the purposes of the grant of Eni Shares to the Beneficiaries, Eni Shares already held as treasury shares will be used, allocated to serve the Plan subject to a specific resolution of the Shareholders’ Meeting.

4.2	Indication of the period of effective plan implementation also with reference to any different cycles envisaged

The Plan provides for three annual awards for the period 2020-2022. Each award is subject to a Vesting Period of three years and consequently the period of implementation of the Plan runs from 2020 to 2025, as described in the scheme below.

4.3	Plan expiration

The Plan will expire in 2025, at the end of the Vesting Period for the last award in 2022.

4.4	Maximum number of financial instruments, also in the form of options, granted each tax year in relation to the entities identified or the specified categories

The number of Eni Shares to award will be calculated based on a set percentage of the fixed remuneration, which is the component of the annual remuneration whose payment is guaranteed, and on the Award Price of Eni Share.

The number of Eni Shares to be granted will be defined as a percentage of those awarded, as specified in paragraph 4.5 below.

4.5	Methods and clauses for the implementation of the plan, specifying if the effective attribution of the instruments is subject to conditions being met or given results being achieved, including performance-related; a description of said conditions and results

The performance conditions of the Plan are related to four objectives, assessed for each Performance Period in comparison with the Peer Group or in absolute terms vs the target figures of the Strategici Plan, after a careful process of verifying the results actually achieved by the Remuneration Committee, which supports the resolutions passed on the issue by the Board of Directors.

The Objectives and related weightings are as follows:

•	25% Market objective: linked to the Total Shareholder Return (in comparison with Peer Group)

•	20% Industrial objective: Net Present Value of proven reserves (in comparison with Peer Group)

•	20% Economic-financial objective: Organic Free Cash Flow (absolute vs the target set forth in the Strategic Plan)

•	35% Environmental Sustainability and Energy Transition objectives, as follows:

-	15% Decarbonisation objective: GHG emission intensity (absolute vs the target set forth in the Strategic Plan)

-	10% Energy transition objective: development of electricity generation capacity from renewable sources (absolute vs the target set forth in the Strategic Plan)

-	10% Circular Economy objective: progress of projects (absolute vs the target set forth in the Strategic Plan)

The descriptions of each parameter are given below, together with related definition and performance verification methods, and the determination of shares to be granted at the end of the vesting period.

Relative parameters

-	Market Objective: measured as the difference between the Total Shareholder Return (TSR) of Eni Shares and the TSR of the FTSE Mib Index of Borsa Italiana Stock Exchange, adjusted with the Correlation Index, compared with similar differences for each company of the Peer Group, as shown in the following formula (weighted at 50%):

TSRA – TSRI * ρ A,I

Where:

TSRA: TSR of Eni or one of the companies in the Peer Group

TSRI: TSR of the Reference Stock Market Index of the Company for TSRA was calculated

ρ A, I: Correlation Index

-	Industrial Objective: measured as unit value of the Net Present Value of Proven Reserves (NPV) compared with the analogous value of each company in the Peer Group (weighted at 50%).

The TSR is calculated for all the companies in the performance period over three years in US dollars (USD), as the ratio between the 2 following terms:

1.	the difference (i) between the average reference price of the shares in the four months before the end of the performance period (in the case of dividends distributed during the Performance Period and in the four months before this, the share prices are adjusted by considering the dividends reinvested in the same share) and (ii) the average reference price of the shares in the four months before the start of the Performance Period (in the case of dividends distributed in the four months for calculating the average, the share prices are adjusted by considering the dividends reinvested in the same share);
2.	the average reference price of the shares in the four months before the start of the Performance Period (in the case of dividends distributed during the four months for calculating the average, the share prices are adjusted by considering the dividends reinvested in the same share).

For companies whose reference share prices are not originally expressed in USD (Eni, BP, Total, Royal Dutch Shell and Equinor), the above averages are calculated by converting to USD the daily reference prices of the shares and any dividends using the Bloomberg daily exchange rate (London close).

The TSR of each Reference Stock Market Index is calculated using the same methods employed for the TSR of Eni and of the companies in the Peer Group, including conversions to USD if necessary. Therefore, the Correlation Index is calculated considering the prices of the shares of the companies and the quotations of their Reference Stock Market Index appropriately converted to USD if necessary.

The Net Present Value represents the present value of the future cash flows of proven hydrocarbon reserves, net of future production and development costs and related taxes. It is calculated in accordance with the rules of FASB Extractive Activities - Oil & Gas (topic 932) and therefore allows a consistent comparison of data between the oil companies.

Calculation of the key elements of this indicator includes:

-	for proven reserves (developed and undeveloped), the valuation at the average price of the calculation year, which is held constant for future years unless contractual variations have already been defined;
-	for production and development costs, the valuation in constant terms (not inflated);
-	the application of a standardized discount rate of 10%.

The Net Present Value will be normalized excluding the impact of divestment and acquisition operations in order to track the company’s organic growth. Data are published in 10-K and 20-F Forms filed by oil companies with the US Securities and Exchange Commission (SEC). The results achieved for that parameter will be measured on an annual basis, with the final result equal to the average of the Annual Performances in the Performance Period.

At the end of each Vesting Period the final multiplier for the grant is determined as the weighted average of the partial multipliers of each parameter, which is then applied to the number of Awarded Shares in order to determine the number of Shares to grant. Each partial multiplier may range between 0 and 180% (100% target), with a threshold of 80% for the median ranking, as shown below.

Absolute parameters

-	Economic-financial objective: measured as the Organic Free Cash Flow cumulated in the three-year reference period, compared to the equivalent cumulated value provided for in the first 3 years of the Strategic Plan approved by the Board of Directors in the year of award and kept unchanged during the performance period.

The verification of Organic Free Cash Flow targets is conducted net of exogenous variables,1 using a gap-analysis approach approved by the Remuneration Committee, in order to assess the effective corporate performance deriving from the management action.

-	Decarbonisation objective: measured in terms of CO2eq emissions related to Eni operated Upstream production (tCO2eq/kboe) at the end of the three-year period compared with the same value expected in the 3rd year of the Strategic Plan approved by the Board of Directors in the year of award and kept unchanged during the performance period.

-	Energy Transition objective: measured in megawatts (MW) of installed capacity of power generation from renewables sources, at the end of the three-year performance period, compared with the same value expected in the 3rd year of the Strategic Plan approved by the Board of Directors in the year of award and kept unchanged in the performance period.

The result of the parameter is determined according to the International GHG Emission Reporting Standards (e.g. GHG protocol) appropriately implemented in the Eni regulatory system, with independent verification of final data by certification Companies.

-	Circular Economy objective: measured in terms of progress of three important projects at the end of the three-year performance period, compared with the progress expected in the 3rd year of the Strategic Plan approved by the Board of Directors in the year of award and kept unchanged during the performance period.

The result for each absolute parameter will be assessed on the basis of a partial multiplier ranging between 0 and 180% determined as a function of performance as in the following chart.

The performance levels (threshold, target and maximum) of the absolute parameters for the first 2020 award (with performance period 2020-2022) are shown in the following table.

(1) The three projects are related to:

•	Crescentino bioethanol plant;
•	Eni Rewind waste to fuel plant;
•	Zero palm oil charge at Gela and Venice refineries

1 Exogenous variables are those events that, due to their nature or though Company choice, are not under the control of the managers, such as, for example, Oil & Gas prices or the euro/dollar exchange rate.

The targets for subsequent awards will be determined and disclosed in the Remuneration Report of the award year.

The number of shares to grant (AAS) at the end of the vesting period is determined using the following formula:

AAS = AAT x MF

where AAT is the number of Eni shares awarded at the beginning of the vesting period and MF is the final multiplier equal to the weighted average of the partial multipliers of each parameter.

No Eni Shares are granted if the Final Multiplier is lower than 40%.

Finally, the Plan provides for the adoption, through the specific Regulation approved by the Board of Directors, on the proposal of the Remuneration Committee, of clawback and malus mechanisms that allow to apply:

-	the restitution of the variable component of remuneration, if already paid and/or granted (clawback);

-	the withholding/withdrawal of the variable components of remuneration, already vested but not yet paid and/or granted (malus).

These mechanisms shall apply in cases when the incentives (or the rights thereto) have vested based on data that subsequently proved to be manifestly misstated or in cases of wilful alteration of the same data.

The same mechanisms shall apply in cases of termination for disciplinary reasons, including serious and intentional violations of law and/or regulations, the Code of Ethics or Company rules, without prejudice to any action allowed under law for the protection of the Company’s interests.

The Policy provides that the activation of recoupment claims (or withdrawal of incentives awarded but not yet paid) must take place, once appropriate verification has been completed, within three years of payment (or award) in cases of error, and within five years in cases of deliberate intent to defraud.

4.6	Indication of any restrictions of availability affecting the instruments attributed or the instruments from the year of the options, with specific reference to the terms within which the subsequent transfer to the company or third parties is permitted or prohibited

In order to further enhance alignment with the interests of shareholders over the long term, the Plan states that, at the end of the Vesting Period, 50% of the Eni Shares granted are subject to a lock-up period, i.e. the Eni Shares cannot be transferred and/or sold, by managers employed, for 1 year after the grant date.

4.7	Description of any termination conditions in relation to the attribution of plans in the event that the addressees should carry out hedging operations that enable the neutralisation of any prohibitions of the sale of the financial instruments granted, also in the form of options, or financial instruments arising from the exercise of these options

Not applicable.

4.8	Description of the effects determined by the termination of employment

The Regulation of the Plan provides as follows:

-	in the cases of consensual termination of the Beneficiary’s employment relationship, or the loss of control by Eni of the Subsidiary of which the Beneficiary is an employee, or the transfer of the company (or of the business unit) of which the Beneficiary is an employee to a non-subsidiary, occurring by the date on which the Board of Directors establishes the final percentage for the grant, the cash value of a predefined percentage of the number of Awarded Shares, based on the Award Price, will be paid to the Beneficiary in proportion to the period between the award and the occurrence of the above events, as well as in relation to the results possibly recorded during this period;
-	in the case of the Beneficiary’s death, the heirs retain the right to receive the entire amount of the Awarded Shares at the Award Price;
-	in the cases of unilateral termination of the employment relationship, if the event occurs during the Vesting Period, there is no payment/granting of the Shares.

If the Chief Executive Officer is not reappointed at the end of the mandate, the granting of Eni Shares of each award will be made pro-rata with respect to the period of stay in the office, according to the results of performance achieved during the same period. In the other cases, the Plan Regulation will apply.

4.9	Indication of any other causes for the cancellation of the plans

In the event that the market conditions of Eni Share do not allow the implementation of the Plan within the limits of the defined provision, the Board of Directors may review the terms of the Plan or possibly cancel it.

4.10	Reasons in relation to the potential provision for “redemption” by the Company of the financial instruments covered by the plans, arranged in accordance with Art. 2357 et seq. of the Italian Civil Code; the beneficiaries of the redemption, specifying if it is only intended for specific categories of employees; the effects of the termination of employment on said redemption

Not applicable.

4.11	Any loans or other benefits intended to be granted for the purchase of shares in accordance with Art. 2358 of the Italian Civil Code

Not applicable.

4.12	Indication of assessments of the forecast burden for the company on the date of the related granting, as can be determined on the basis of the terms and conditions already defined, for the total amount and in relation to each plan instrument

In the case of achieving the maximum performance level (180%) during the Vesting Period of each award, in execution of the Plan, will be assigned a maximum of 20 million Eni Shares for all three grants, taking into account, among other things, the minimum price recorded by the Eni Share in the last three years sliding until the date before the Board of Directors approving the Plan (March 18, 2020). The corresponding cost to the Company of the implementation of the Plan, depending on the number of Eni Shares actually assigned and on the Award Price of Eni Shares, is currently not determinable and will be communicated in accordance with art. 84-bis of the Issuers' Regulation.

4.13	Indication of any dilution effects on the capital determined by the compensation plans

There is no impact on the amount of the share capital, as the Eni shares allocated to serve the Plan will be composed exclusively of Eni treasury shares already held, subject to specific authorization of the Shareholder’s Meeting.

The possible grant to Beneficiaries of Eni treasury shares will dilute the voting rights of the other Eni shareholders. Currently the voting rights attaching to Eni’s treasury shares are suspended in accordance with art. 2357-ter, paragraph 2, of the Italian Civil Code; once assigned to the Beneficiaries, these Eni Shares will give voting rights to their owners. The grant of Eni Shares to Beneficiaries can give rise to a maximum dilution of voting rights of 0,6% For example, a package of shares representative of 1% of voting rights before granting would be diluted maximally at 0,994%.

4.14	Any limits envisaged for the exercise of voting rights and the attribution of economic rights

Eni Shares granted at the end of the Vesting Period will enjoy ordinary rights since no limits to the exercise of voting rights or economic rights for these shares are envisaged, except as provided in paragraph 4.6.

4.15	If shares are not traded on regulated markets, all information that will help fully assess the value that can be assigned to them

Not applicable

4.16 - 4.22 Not applicable.

4.23	Criteria for the adjustments necessary following extraordinary capital operations and other operations entailing the change in the number of underlying instruments (capital increases, extraordinary dividends, groupings and splitting of the underlying shares, mergers and spin-offs, conversions into other share categories, etc.)

Eni’s Board of Directors, where the conditions exist, may adapt the terms and conditions of the Plan as a result of the following operations:

a)      grouping or splitting of shares representing Eni’s capital stock;

b)      increase of Eni’s capital stock free of charge;

c)      increase of Eni’s capital stock against payment, also through the issue of shares with warrants attached, bonds convertible into Eni shares and bonds with warrants to subscribe Eni shares; the sale of treasury shares that are not at the service of Share Incentive Plans is equated with a capital stock increase;

d)      reduction of Eni’s capital stock;

e)      distribution of extraordinary dividends with withdrawals from Eni reserves;

f)       merger, if this entails changes to Eni’s capital stock;

g)      spin-off of Eni;

h)      granting of assets in the Eni portfolio to shareholders;

i)       public purchase offers or public purchase and exchange offers involving Eni shares.

4.24	Share Issuers will add the attached table 1 to the Informative Document

The table containing information on the Plan will be provided, in accordance with Art. 84-bis of the Issuers’ Regulation, at the time the Shares are awarded during the implementation of the Plan to be approved by Eni’s Board of Directors.

Annual Report on Form 20-F 2019

Rome, April 2, 2020 – Today Eni’s Annual Report on Form 20-F for the year ended December 31, 2019, has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2019 is published on Eni’s website (eni.com) in the Publications section. Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2019, free of charge, by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

* *

Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

* * *

Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.

Eni-CDP Industria: slate of candidates for Statutory Auditors and proposals for Saipem Shareholders’ Meeting

Rome, 03 April 2020 – Eni S.p.A. and CDP Industria S.p.A., in view of Saipem Shareholders’ Meeting convened for 29 April,  2020, on single call, to resolve, inter alia, on the appointment of the Statutory Auditors, as required by the current Shareholders’ agreement between the companies, will present a joint slate including the following candidates:

• Giulia De Martino, Standing Statutory Auditor;

• Norberto Rosini, Standing Statutory Auditor;

• Maria Francesca Talamonti, Alternate Statutory Auditor.

The filing of the slate will be carried out in accordance with the terms and conditions provided by law, Saipem’s By-laws, the notice of Shareholders’ Meeting and the Shareholders’ agreement.

At Saipem’s Shareholders’ Meeting, Eni and CDP Industria will also submit a proposal to confirm the current remuneration for Statutory Auditors and, therefore, to fix the gross annual remuneration due to the Chairman of the Board of Statutory Auditors in 70,000 euros~~,~~ and the one due to each of the other Standing Statutory Auditors in 50,000 euros, plus reimbursement of expenses incurred for the office matters.

Eni S.p.A. holds 308,767,968 ordinary shares of Saipem S.p.A. representing 30.542% of the total amount of ordinary shares.

CDP Industria S.p.A. holds 126,905,637 ordinary shares of Saipem S.p.A. representing 12.553% of the total amount of ordinary shares.

Eni S.p.A. and CDP Industria S.p.A. have entered into a Shareholders’ agreement related to the ordinary shares of Saipem S.p.A. whose essential information is available on the websites of Saipem S.p.A. and Consob.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Media relations CDP

+39 06 4221 4000

ufficio.stampa@cdp.it

Eni S.p.A.	Published on April 9, 2020

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Amendment to the Notice of Ordinary and Extraordinary Shareholders’ Meeting 2020

Amendment to the Notice of Ordinary and Extraordinary Shareholders’ Meeting

Pursuant to the amendment to the notice of Shareholders’ Meeting of May 13, 2020, published on April 2, 2020, Eni S.p.A. announces that the deadline to submit slates, by the Shareholders, for the appointment of the Directors and the Statutory Auditors (points 5 and 8 of the agenda) is postponed from Saturday 18 April to Monday 20 April 2020, first following business day, in order to facilitate the Shareholders in the presentation of the slates.

The statutory deadline of April 22, 2020, by which the lists must be published, remains valid.

The Report of the Board of Directors on the items of the agenda of the Shareholders’ Meeting, published on April 2, 2020, is amended in the same terms.

All other terms and conditions provided for in the notice of Shareholders’ Meeting published on April 2, 2020 remain unchanged. The notice of Shareholders’ Meeting and the report of the Board of Directors on the items of the agenda of the Shareholders’ Meeting, amended as indicated above, are available on the Company’s website (www.eni.com, in the section “Shareholders’ Meeting 2020”) and to the public in the other manner provided by law.

Full text of the amended notice of Shareholders’ Meeting is indicated below, with underlining evidence of the amended parts.

******

Shareholders of Eni S.p.A. (hereinafter “Eni” or “Company”) are hereby invited to attend the Ordinary and Extraordinary Shareholders’ Meeting, which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, on May 13, 2020 at 10:00 a.m. (CET) on single call, to discuss and decide on the following

Agenda

(ordinary part)

1.	Eni S.p.A. financial statements at December 31, 2019. Related resolutions. Eni consolidated financial statements at December 31, 2019. Reports of the Directors, of the Board of Statutory Auditors and of the Audit Firm.

2.	Allocation of net profit.

3.	Determination of the number of members of the Board of Directors.
4.	Determination of the Directors’ term of office.
5.	Appointment of the Directors.
6.	Appointment of the Chairman of the Board of Directors.
7.	Determination of the remuneration of the Chairman of the Board of Directors and of the Directors.
8.	Appointment of the Statutory Auditors.
9.	Appointment of the Chairman of the Board of Statutory Auditors.
10.	Determination of the remuneration of the Chairman of the Board of Statutory Auditors and of the standing Statutory Auditors.
11.	Long term incentive Plan 2020-2022 and disposal of Eni treasury shares to serve the Plan.
12.	Report on remuneration policy and remuneration paid (Section I): policy on remuneration.
13.	Report on remuneration policy and remuneration paid (Section II): compensation paid.

(extraordinary part )

14.	Cancellation of Eni treasury shares in portfolio, without reduction of the share capital and consequent amendments to article 5.1 of the By-laws; related and consequent resolutions.

1. Procedures for holding the Shareholders’ Meeting

In accordance with Article 106, paragraph 4, second sentence, of Decree Law no. 18 of March 17, 2020 containing “Measures to strengthen the National Health Service and provide economic support for families, workers and businesses connected with the COVID-19 epidemiological emergency”, participation in the Shareholders’ Meeting shall take place solely through the Shareholders’ representative designated pursuant to Article 135-undecies of Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”) as identified in paragraph 5 below (hereinafter “Shareholders’ Representative”). The Shareholders’ Representative may also be granted proxies or sub-proxies pursuant to Article 135-novies of T.U.F., in derogation from the provisions of Article 135-undecies, paragraph 4, of that decree, as indicated in paragraph 5 below.

In accordance with the provisions of Article 106, paragraph 2, of the aforementioned decree, without prejudice to the foregoing, the other persons whose participation in the Shareholders' Meeting is required in order to guarantee the regular conduct of the Meeting may also participate by telecommunication systems that guarantee their identification, without it in any case being necessary that the Chairman, the Secretary and the notary are in the same location.

Eni S.p.A.	Published on April 9, 2020

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Amendment to the Notice of Ordinary and Extraordinary Shareholders’ Meeting 2020

2. Right to attend and to vote at the Shareholders’ Meeting

Pursuant to Article 83-sexies of the T.U.F. and Article 13.2 of the By-laws and in accordance with the provisions of Article 106 of Decree Law no. 18/2020, those entitled to attend and to vote at the Shareholders’ Meeting, exclusively through the Shareholders’ Representative, are those on behalf of whom the intermediary - authorized pursuant to applicable regulations - has sent to the Company the statement certifying entitlement to the relative right, at the end of the seventh trading day prior to the date of the Shareholders’ Meeting on single call (May 4, 2020 – the record date). The statement must be received by Eni by the end of the third trading day prior to the date scheduled for the Shareholders’ Meeting (May 8, 2020). The right to attend and to vote in the Shareholders’ Meeting, exercised exclusively through the Shareholders’ Representative, remains even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders’ Meeting. Those who become Shareholders only after the record date shall not be entitled to exercise the right to participate and to vote in the Meeting and, therefore, shall not grant a proxy to the Shareholders’ Representative. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or fees requested at fulfilling the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders’ Meeting, those holding shares not yet in dematerialized form shall first deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System, and shall then request the above-mentioned statement of attendance.

3. Right to ask questions prior to the Shareholders’ Meeting

Pursuant to Article 127-ter of the T.U.F., those entitled to vote for which the Company has received the statement provided by the authorised intermediary attesting ownership of Eni shares pursuant to applicable legislation (see paragraph 2 above) may ask questions on items on the agenda prior to the Shareholders’ Meeting: the questions must be received by the Company no later than on May 4, 2020; the Company does not guarantee an answer to the questions received after that deadline. The questions may be sent a) by e-mail at the address

segreteriasocietaria.azionisti@eni.com, b) by certified e-mail at the address corporate_sesocorp@pec.eni.com or c) through the appropriate section of the Company’s website dedicated to the Shareholders' Meeting. Questions received by the above deadline will be answered by May 10, 2020, through publication of the answer in the appropriate section of the Company’s website devoted to the Shareholders’ Meeting. Eni has decided to bring the time limit for providing answers forward with respect to the legal deadline in order to give Shareholders the time necessary to make an informed decision in granting any proxy to the Shareholders’ Representative.

The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in “question and answer” form in the appropriate section of the Company’s website or when the answer has already been published in that section.

Further information is available on the Company's website.

4. Addition of items to the agenda of the Shareholders’ Meeting and proposed resolutions on the items on the agenda

Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least one fortieth of the Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda, specifying the additional proposed items in their request or presenting proposed resolutions on items already on the agenda. Matters upon which, according to law, the Shareholders’ Meeting must resolve upon a proposal of the Board of Directors or on the basis of a project or report of the Board of Directors other than the report on the items in the agenda, may not be added to the agenda. Requests, together with the statement provided by the intermediary authorized attesting ownership of Eni shares, are submitted in writing to the Company’s registered office by registered letter with return receipt or by certified e-mail to the address: corporate_sesocorp@pec.eni.com. Moreover, a report on the proposed issues must be sent to the Company’s Board of Directors by the Shareholders requesting the addition of items, in the same manner and within the same deadline. In any case, proposed resolutions on the items in the agenda may be presented individually and solely, through a proxy granted to the Shareholders’ Representative, to the Shareholders’ Meeting by persons entitled to vote. Shareholders entitled to submit these proposals may inform the Company of their intention to present them in

Eni S.p.A.	Published on April 9, 2020

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Amendment to the Notice of Ordinary and Extraordinary Shareholders’ Meeting 2020

the Meeting by April 28, 2020 only by a) e-mail at the address segreteriasocietaria.azionisti@eni.com, or b) by certified e-mail at the address corporate_sesocorp@pec.eni.com. The Company will publish these proposals on its website by May 5, to allow all Shareholders to evaluate them and give the related voting instructions to the Shareholders’ Representative. Entitlement to submit proposals shall be certified by the communication provided for by Article 83-sexies of the T.U.F. issued by the intermediary for the purpose of attending the Shareholders’ Meeting and exercising the right to vote, which must be received by 6:00 p.m. (CET) on May 5 and certifying the right to vote as at the record date (May 4).

Shareholders' right to use the means of communication available to them to inform other Shareholders of the proposals they intend to submit at the Shareholders' Meeting shall be unaffected.

In the event of proposals for resolutions on the items on the agenda as alternatives to those submitted by the Board, the Board proposal will be put to a vote (unless it is withdrawn) and, only if this proposal is rejected, will the Shareholders' proposals be put to a vote.

These proposals, even without a proposal from the Board, will be submitted to the Shareholders' Meeting starting from the proposal submitted by the Shareholders who represent the largest percentage of share capital. Only if the proposal put to a vote is rejected will the next proposal in order of amount of capital represented be put to a vote.

For the purposes of its publication, as well as in relation to the holding of the Shareholders' Meeting, the Company reserves the right to verify the relevance of the proposals with respect to the items on the agenda, their completeness, their compliance with the applicable legislation and the entitlement of the requesting Shareholders to submit the proposals.

Further information will be available on the Company's website.

5. Proxies conferred on the Shareholders’ Representative designated by the Company

5.1 Pursuant to Article 135-undecies of the T.U.F. and Article 14.5 of the By-laws, the Company has designated

Studio Legale Trevisan & Associati, in the person of Mr. Dario Trevisan (or his substitutes in case of impediment), as the representative to whom Shareholders may confer their proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy pursuant to Article 135-undecies of the T.U.F. must be conferred by signing the related proxy form, which will be available on the Company’s website dedicated to the

Shareholders' Meeting, or, in compliance with applicable regulations, at the Company’s registered office. The form must be received by the end of the second trading day prior to the date scheduled for the Shareholders’ meeting (May 11, 2020) at the following address:

Studio Legale Trevisan & Associati

Corso Monforte, 36

20122 Milano – Italy

or at the certified e-mail address rappresentante-designato@pec.it.

The proxy and related voting instructions pursuant to Article 135-undecies of the T.U.F. can always be revoked by the above deadline. The proxy shall not be valid for proposals on the agenda for which no voting instructions have been provided.

5.2 In accordance with the provisions of Decree Law no. 18/2020, the Shareholders’ Representative may also be granted proxies or sub-proxies pursuant to Article 135-novies of the T.U.F., by those who have the right to vote.

Proxies or sub-proxies must be received, for organizational reasons, by 12:00 noon on May 11 to Studio Legale Trevisan, & Associati, in accordance with the procedures specified in paragraph 5.1 or to the e-mail address: rappresentante-designato@trevisanlaw.it.

Proxies or sub-proxies must be also notified, for organizational reasons, to the Company, by 12:00 noon on May 11: a) by certified e-mail at the following address: corporate_sesocorp@pec.eni.com or b) through the appropriate section of the Company’s website dedicated to the Shareholders' Meeting, in accordance with the procedures specified therein. The proxy and sub-proxy and related voting instructions given to the Shareholders’ Representative may always be revoked before the above deadline. A proxy form will be available on the Company’s website dedicated to the Shareholders' Meeting or, in compliance with applicable regulations, at the Company’s registered office. The proxy or the sub-proxy shall not be valid for proposals on the agenda for which no voting instructions have been provided.

The right to grant the proxies referred to in points 5.1 and 5.2 shall be certified by the notice provided for in Article 83-sexies of the T.U.F. issued by the intermediary for the purpose of attending the Shareholders’ Meeting and exercising the right to vote (see paragraph 2 above).

Further information will be available on the Company's website.

The Shareholders’ Representative is available to Shareholders for further clarifications at the toll-free

Eni S.p.A.	Published on April 9, 2020

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Amendment to the Notice of Ordinary and Extraordinary Shareholders’ Meeting 2020

number 800 134 679 and at the certified e-mail address representative-designato@pec.it.

6. Holders of ADRs

The owners of ADRs, listed on the New York Stock Exchange, with each ADR representing two Eni ordinary shares, who are recorded in the Eni ADRs register of Citibank N.A, the ADR Depositary as at April 3, 2020, shall be entitled to exercise of their voting rights in accordance with the deposit and registration requirements contained in the “ADR Deposit Agreement”, without prejudice to the provisions of paragraph 1 of this notice.

7. Appointment of the Directors and the Statutory Auditors

Pursuant to Articles 147-ter and 148 of the T.U.F. and Articles 17.3 and 28.2 of the By-laws, the Board of Directors and the Board of Statutory Auditors are appointed by the Shareholders’ Meeting on the basis of slates presented by the Shareholders. Only those Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate. Ownership of the minimum holding needed to submit slates is determined with regard to the shares registered to the Shareholder on the date on which the slates are filed with the Company. The related statement provided by the authorized intermediary may be submitted to the Company, with the same procedures indicated below, after the filing provided that it is sent by 6:00 p.m. (CET) on April 22, 2020.

The slates must be filed at the Company’s registered office in compliance with applicable regulations by April 20, 2020, first business day following the statutory deadline of April 18, 2020, together with the additional documentation required by applicable law and regulations. Slates may be filed by certified e-mail at the address corporate_sesocorp@pec.eni.com.

For further information, please contact the Corporate Secretary’s Office at the e-mail address segreteriasocietaria.azionisti@eni.com or call the toll-free number 800 940 924.

For the submission, filing and publication of slates, please refer to the provisions of Articles 17 and 28 of the By-laws, the Company’s website and the report of the Board on the items on the agenda of the Shareholder’s Meeting, which will be available on the aforementioned website as provided by law.

With regard to the appointment of the Statutory Auditors, if as of the deadline noted above (April 20, 2020, postponed in relation to the the statutory deadline of April 18, 2020) only one slate, or only slates presented by

Shareholders who are affiliated pursuant to Article 144-quinquies of the Consob Issuers Regulation, have been deposited, the deadline for presenting slates pursuant to Article 144-sexies, paragraph 5, of the Consob Issuers Regulation shall be postponed until the third day following the statutory deadline of April 18, 2020 (i.e. April 21, 2020). In such case, the threshold established for the presentation of slates is reduced by half (i.e. 0.25% of the share capital).

Articles 17.3 and 28.2 of the By-laws – as amended by the Board of Directors on February 27, 2020 to adjust their language in accordance with the provisions of Law 160 of December 27, 2019 to ensure compliance with the rules on gender balance on company boards - contain specific provisions on the composition of the slates. In particular, with regard to the appointment of the Board of Directors, Article 17.3 of the By-laws provides that at least two-fifths of the Board shall be made up of Directors of the less represented gender, rounding up to the next whole number, except in the case where the number of members of the Board is equal to three, in which case the number of positions shall be rounded down to the next whole number, as indicated by Consob. Slates with a number of candidates for Director equal to or greater than three must include candidates of different genders. Slates seeking to participate in the appointment of the majority of the members of the Board, made up of more than three candidates, must reserve two-fifths of the positions to the less represented gender, rounding up to the next whole number.

If the number of members of the Board is nine, in accordance with the proposal of the Board to the Shareholders’ Meeting, the number of members belonging to the less represented gender must be equal to four.

Accordingly, Shareholders who intend to present a slate seeking to participate in the appointment of the majority of the members of the Board shall include three candidates of different gender from that of the other candidates if there are six candidates on the slate, and two candidates of the less represented gender if there are five candidates on the slate. If the Shareholders’ Meeting decides that the number of members of the Board shall be fewer than nine, the Directors to be elected shall be drawn from the slates in the progressive order in which they are listed.

With regard to the appointment of the Board of Statutory Auditors, Article 28.2 of the By-laws establishes that two of the positions of standing Statutory Auditor shall be reserved for the less represented gender. Shareholders that intend to submit a slate containing three or more candidates for the positions of standing and alternate Statutory Auditor shall include candidates of different

Eni S.p.A.	Published on April 9, 2020

Sede Legale

Piazzale Enrico Mattei,1 – 00144 Roma

Capitale sociale Euro 4.005.358.876,00 i.v.

Registro Imprese di Roma, Codice Fiscale 00484960588

Partita IVA 00905811006, R.E.A. Roma n. 756453

Sedi secondarie

Via Emilia, 1 e Piazza Ezio Vanoni, 1

20097 San Donato Milanese (MI)

Amendment to the Notice of Ordinary and Extraordinary Shareholders’ Meeting 2020

gender in the section for standing Statutory Auditors. If two candidates are indicated in the section for alternate Statutory Auditors, they must be of different genders.

The Board of Directors and the Board of Statutory Auditors have expressed their advice on the composition of the new Board of Directors and Board of Auditors to the Shareholders, which has been made public and will be attached to the report of the Board on the items on the agenda of the Shareholder’s Meeting on the items on the agenda of the Shareholder’s Meeting. The Corporate Governance Code, which the Company adopts, encourages Shareholders to consider their choices in the light of this advice in submitting their slates. Recall also that the Italian Corporate Governance Committee, in its latest annual report of December 2019, recommends that those who present slates for the appointment of the management body should give an account of how the selection of candidates reflected the advice and policies of the outgoing Board on its optimal composition.

The slates will be available to the public by April 22, 2020, at the registered office, at Borsa Italiana S.p.A. and on the Company's website.

Furthermore, without prejudice for the provisions of section 4. above, the Corporate Governance Code emphasises that it is good practice for Shareholders controlling the issuer (or, if there are none, Shareholders who have a significant influence on it) to inform the public with appropriate advance notice of any proposal to be submitted to the Shareholders’ Meeting concerning issues for which the Directors did not formulate a specific proposal if such Shareholders do not plan to or cannot formulate in advance such proposals pursuant to Article 126-bis of the T.U.F.

The slates shall be made available to the public by April 22, 2020 at the Company’s registered office, through Borsa Italiana S.p.A. and on the Company’s website.

8. Request for information and the website of the Company

Any further information related to the Shareholders’ Meeting, in particular concerning the procedures for exercising rights, can be obtained by visiting the Company’s website - www.eni.com - or by writing to the e-mail address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers may be called:

•	Toll-Free Number: 800 940 924 – from Italy only.
•	Toll-Free Number: + 800 112 234 56 – from outside Italy.

9. Information documents

The documentation concerning the items on the agenda, the full texts of the resolution proposals, together with the explanatory reports requested by the applicable law, will be available to the public - in accordance with the legal time limits - at the Company’s registered office, at Borsa Italiana S.p.A., at the centralized storage device authorised by Consob called “1Info” – which can be consulted on the website www.1info.it, and on the Company’s website www.eni.com, in the section “Shareholders’ Meeting 2020”. The documentation may be consulted at the registered office only if so permitted by applicable regulations.

*          *          *

We inform you that the date, place and/or procedures for holding the Shareholders’ Meeting indicated in this notice calling the Meeting may be changed or clarified if the current regulations are changed or additional measures are issued by the competent authorities with regard to the current emergency that are in effect on the date of the Shareholders’ Meeting. Any changes will be promptly disclosed in the same manner used for the publication of this notice.

The Chairman of the Board of Directors

Emma Marcegaglia

Published on April 9, 2020

Eni S.p.A.

Ordinary and extraordinary Shareholders’ Meeting on May 13, 2020 on single call

Report of the Board of Directors

on the items on the agenda

Amendment to the text published on April 2, 2020 in relation to

Point 5 (Appointment of the Directors) and Point 8 (Appointment of the Statutory Auditors)

The Italian text prevails over the English translation.

Eni S.p.A.

Ordinary and extraordinary Shareholders’ Meeting on May 13, 2020 on single call

Report of the Board of Directors

on the items on the agenda

Item 1

Eni S.p.A. Financial statements at December 31, 2019.

Related resolutions.

Eni Consolidated Financial

Statements at December 31, 2019.

Reports of the Directors, the Board of Statutory

Auditors and the Audit Firm.

The document “Annual Report at December 31, 2019” of Eni S.p.A., which will be available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralized storage service authorised by Consob “1Info” – which can be consulted on the website www.1info.it, includes the draft of the financial statements of Eni S.p.A. and the consolidated financial statements, along with the Report of Directors on operations and the declaration pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”). The Reports of the Audit Firm and the Board of Statutory Auditors will be available to the public together with the Annual Report.

Reference is therefore made to these documents.

Dear Shareholders,

You are invited to resolve as follows:

“to approve the statutory financial statements at December 31, 2019 of Eni S.p.A., which report a net profit amounting to €2,977,726,123.99.”

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Item 2

Allocation of net Profit

Dear Shareholders,

in regard to the results achieved, you are invited to resolve as follows:

“to allocate the net profit for the period of €2,977,726,123.99, of which €1,435,896,390.07 remains following the distribution of the 2019 interim dividend of €0.43 per share, as resolved by the Board of Directors on September 19, 2019, as follows:

1.	the amount of €856,000 to the reserve required by Article 6, paragraph 2 of Legislative Decree no. 38 of February 28, 2005;
2.	to Shareholders in the form of a dividend of €0.43 per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the 2019 interim dividend of €0.43 per share. The total dividend per share for the financial year 2019 therefore amounts to €0.86 per share;
3.	the payment of the balance of the 2019 dividend in the amount of €0.43 per share, payable on May 20, 2020, with an ex-dividend date of May 18, 2020 and a record date of May 19, 2020.”

ITEM 3

Determination of the number of members of the Board of Directors

Dear Shareholders,

The Shareholders’ Meeting has been called to appoint the Members of the Board of Directors, as the term of office of the present Directors, appointed by the Shareholders’ Meeting held on April 13, 2017, draws to an end. Pursuant to Article 17.1 of the By-laws, the Board of Directors shall consist of no fewer than three and no more than nine members and the Shareholder’s Meeting determines the number within these limits.

The Shareholder’ Meeting on April 13, 2017 set the number of Directors at nine.

In accordance with the recommendations of Article 1.C.1., letter h) of the Italian Corporate Governance Code of listed companies, to which Eni S.p.A. adheres, the Board of Directors, in view of the results of its self-assessment of the Board, expressed its position on the qualitative and quantitative composition of the new Board (“BoD advice”) to the Shareholders. This BoD advice was published promptly in the appropriate section of the Company’s website and is attached to this Report.

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Also considering the factors indicated in the advice, the Board of Directors proposes to maintain the number of Directors to be appointed by the Shareholders’ Meeting at nine to ensure that the Board of Directors has a composition that is suitable to the size of the Company and the complexity of its activities.

Dear Shareholders:

You are invited to approve the following resolution:

“to set the number of Directors to be appointed by the Shareholders’ Meeting at nine.”

Item 4

Determination of the Directors’ term of office

Dear Shareholders,

Pursuant to Article 17.2 of the By-laws, Directors are appointed for a period of up to three financial years. In order to ensure continuity in the management of the Company, the Board proposes to set the Directors’ term of office at three financial years, this term expiring on the date that the Shareholders’ Meeting is convened to approve the financial statements for the year ended on December 31, 2022.

Dear Shareholders,

You are invited to approve the following resolution:

“to set the term of the office of the Directors to be appointed to three financial years, this term expiring on the date of the Shareholders’ Meeting called to approve Eni’s financial statements for the year ended on December 31, 2022.”

Item 5

Appointment of the Directors

Dear Shareholders,

Pursuant to Article 17.3 of the By-laws, the Board of Directors is appointed by the Shareholders’ Meeting on the basis of the slates presented by the Shareholders (and, if necessary, by the Board of Directors), on which the candidates shall be listed in numerical order.

The slates presented by Shareholders must be filed in the manner indicated in the notice calling the Meeting at least twenty-five days prior to the date of the Shareholders’ Meeting at single call, whereas the deadline falls on April 18, 2020 (Saturday), in order to facilitate

4

the Shareholders in the presentation of the slates, the deadline is postponed by April 20, 2020, first business day following the statutory deadline of April 18, 2020.

Each Shareholder may, severally or jointly, submit and vote on a single slate only. Controlling persons, subsidiaries and companies under common control may not submit or participate in the submission of other slates, nor can they vote on them, either directly or through nominees or trustees. As used herein, subsidiaries are those companies referred to in Article 93 of the T.U.F. Each candidate may stand on a single slate, on penalty of disqualification. Only those Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate, as established by Consob Resolution No. 28 of January 30, 2020. Ownership of the minimum holding needed to submit slates is determined with regard to the shares registered to the Shareholder on the date on which the slates are filed with the Company. Related statement provided by the intermediary authorised may be submitted after the filing, provided that submission takes place by the deadline set for the publication of the slates by the Company (i.e. by 6:00 p.m. (CET) on April 22, 2020).

Article 17.3 of the By-laws contains specific provisions on the composition of the slates aimed at ensuring compliance with the rules on gender balance on company Boards, pursuant to Law No. 160 of December 27, 2019. Under the law at least two-fifths of the Director positions to be appointed, rounded up, must be filled by the less-represented gender, except when the number of the Board members is equal to three, in such case the number is rounded down to the lower unit, as indicated by Consob. Slates submitted by Shareholders for the Board of Directors that contain three or more candidates must include at least one member of the less-represented gender.

The law provides that the slates competing to appoint the majority of the members of the Board of Directors made up by more than three candidates, must include at least two fifths of the candidates belonging to the less-represented gender, with rounding up to the higher unit.

On the assumption that the number of the Board members, in line with the Board proposal to the Shareholders’ Meeting, is equal to nine, the number of Board members belonging to the less represented gender shall be four.

Therefore, Shareholders who want to present a slate competing to appoint the majority of the members of the Board of Directors must include three candidates belonging to a gender different from that of the other candidates, if the slate contains six candidates; two candidates belonging to a gender different from that of the other candidates, if the slate is made up of five candidates.

If the Shareholders’ Meeting decides that the number of Board members to be appointed should be lower than nine, the directors to be appointed will be taken from the slates according to the progressive order in which they were indicated on the slate.

Together with the filing of each slate, on penalty of inadmissibility, the following documents shall also be filed:

-	statements of each candidate accepting their nomination;
-	a curriculum vitae of each candidate containing adequate personal and professional information;

5

-	statement of each candidate affirming that they meet the requirement of independence set forth by Article 148, paragraph 3, of the T.U.F.,[1] as well as the absence of any grounds making them ineligible or incompatible for such position and that they meet the integrity requirements;
-	the identity of the Shareholders who have presented such slates and the overall percentage of ownership of Eni share capital held.

According to Consob Communication No. DEM/9017893 of February 26, 2009, Shareholders other than those who severally or jointly hold a controlling or majority shareholding, should file, along with their slates:

-	a statement certifying the absence of direct or indirect relationships with Shareholders who individually or jointly hold a controlling or relative majority interest, pursuant to Articles 147-ter, paragraph three, of the T.U.F. and 144-quinquies of the Consob Issuers’ Regulation;

or

-	a statement specifying any relationships, if significant, and the reasons why these relationships are not considered determinant to the existence of the aforementioned relationships.

The slates, together with the abovementioned information, will be made available at the Company’s registered office, on the Company’s website and through Borsa Italiana at least twenty-one days prior to the date set for the Shareholders’ Meeting in single call, i.e. by April 22, 2020.

At least one Director, if the number of Directors is up to five, or at least three Directors, if the number of Directors is higher than five, shall satisfy the independence requirements established for the members of the Board of Statutory Auditors of listed companies in Article 148, paragraph 3, of the T.U.F., referenced by Article 147-ter of the T.U.F.

Shareholders are invited to take into account the independence requirements and the number of independent directors recommended by Article 3 of the Corporate Governance Code.

The independent candidates shall be expressly indicated in each slate.

All candidates shall also meet the integrity requirement applicable to the Statutory Auditors of listed companies under Article 148, paragraph 4, of the T.U.F., which also applies to Directors pursuant to Article 147-quinquies, paragraph 1, of the T.U.F..

Furthermore, pursuant to Article 2, letter c) of the Prime Minister’s Order of May 25, 2012, as amended by the Prime Minister’s Order of November 15, 2019, the members of the management or control body, as well as those who hold management positions in Cassa Depositi e Prestiti S.p.A., and maintain any direct or indirect relationship, of a professional or financial nature, with companies operating in the natural gas transport sectors or the electricity transmission system sector, in Snam S.p.A., TERNA S.p.A. and their subsidiaries operating in the natural gas transport sectors or the electricity transmission system sector, are prohibited from holding a seat on the management body in Eni S.p.A and its subsidiaries, nor maintain any direct or indirect relationship, of either a professional or financial nature, with these companies.

1 It is also recommended that the statements contain the statement on whether they meet the independence requirements pursuant to Article 3 of the Corporate Governance Code.

6

In accordance with the recommendations of Article 1.C.1., letter h) of the Italian Corporate Governance Code, the Board of Directors, in view of the results of the self-assessment exercise, expressed its position on the qualitative and quantitative composition of the new Board (“BoD advice”) to the Shareholders. This BoD advice is available in the relevant section of the Company’s website and is attached to this Report.

The Italian Corporate Governance Code advises Shareholders, in submitting their slates and subsequently appointing directors, to consider, in light of the BoD advice expressed by the Board on the issue, the professional qualifications, experience, including managerial experience, and types of candidates, in respect of the size of the issuer, the complexity of its activities and the specific characteristics of the business sector in which it operates, as well as the size of the Board of Directors.

The Italian Committee for the Corporate Governance, as part of the last annual report of December 2019, recommends to those submitting the slates for the renewal of the Board of Directors to disclose how the candidates selection procedure applied the advices and policies expressed by the outgoing Board of Directors in relation to its best composition.

Directors shall be elected in the following manner in accordance with Article 17.3 of the By-laws:

a) seven-tenths of the Directors to be elected shall be drawn from the slate that receives the most votes of the Shareholders in the order in which they appear on the slate, rounded off in the event of a decimal number to the next lowest whole number;

b) the remaining Directors shall be drawn from the other slates. Said slates shall not be connected in any way, directly or indirectly, to the Shareholders who have submitted or voted the slate that receives the largest number of votes. For this purpose, the votes received by each slate shall be divided by one or two or three depending upon the number of directors to be elected. The quotients, or points, thus obtained shall be assigned progressively to candidates of each slate in the order given in the slates themselves. The candidates of all the slates shall be ranked by the points assigned in single list in descending order. Those who receive the most points shall be elected. In the event that more than one candidate receives the same number of points, the candidate elected shall be the person from the slate that has not hitherto had a Director elected or that has elected the least number of directors. In the event that none of the slates has yet had a Director elected or that all of them have had the same number of Directors elected, the candidate among all such slates who has received the highest number of votes shall be elected. In the event of equal slate votes and equal points, the entire Shareholders’ Meeting shall vote again and the candidate elected shall be the person who receives a simple majority of the votes;

c) if the minimum number of independent Directors required under these By-laws has not been elected following the above procedure, the points to be assigned to the candidates drawn from the slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidates who do not meet the requirements of independence with the fewest points from among the candidates drawn from all of the slates shall be replaced, starting from the last, by the independent candidates, from the same slate as the replaced candidate (following the order in which they are listed), otherwise by persons meeting the independence requirements appointed in accordance with

7

the procedure set out in letter d). In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the lowest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;

c-bis) if the application of the procedure set out in letters a) and b) does not permit compliance with the gender-balance rules, the points to attribute to each candidate drawn from the slate shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced, without prejudice to the compliance with the required minimum number of independent directors, by the member of the less-represented gender who may be listed (with the next highest ordinal number) on the same slate as the candidate to be replaced, otherwise by a person to be appointed following the procedure set out in letter d). In cases where candidates from different lists have received the same minimum number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;

d) to appoint Directors who for any reason are not appointed pursuant to the above procedures, the Shareholders’ Meeting shall resolve, with the majorities required by law, to ensure that the composition of the Board of Directors complies with applicable law and the By-laws.

With regard to the foregoing proposal of the Board of Directors, in accordance with Article 17.3 of the By-laws, the Shareholders’ Meeting is charged with appointing the Directors on the basis of the slates presented by those eligible to do so.

The outgoing Board of Directors elects to not exercise its right to submit its own slate of candidates.

Dear Shareholders,

You are invited to vote for one of the slates that will be submitted by the Shareholders in accordance with the By-laws.

Item 6

Appointment of the Chairman of the Board of Directors

Dear Shareholders,

Pursuant to Article 18.1 of the By-laws, the Chairman of the Board of Directors is appointed by the Shareholders’ Meeting from among those Directors with voting rights; if the Shareholders’ Meeting decide not do so, the Chairman is appointed by the Board of Directors.

8

The Board proposes that the Shareholders’ Meeting appoint one of the Directors nominated by the Shareholders pursuant to item 5 on the agenda as Chairman of the Board of Directors, upon the proposal of the Shareholders.

In this regard, the BoD advice referred to under item 5 on the agenda also includes information on the position of the Chairman of the Board of Directors.

It is recommended that proposals be submitted well in advance, as recommended by the Corporate Governance Code, which Eni has adopted.

Dear Shareholders,

You are invited to propose and vote the appointment of one of the Directors previously appointed pursuant to item 7 on the agenda as Chairman of the Board of Directors.

Item 7

Determination of the remuneration of the

Chairman of the Board of Directors and the Directors

Dear Shareholders,

Pursuant to Article 26.1 of the By-laws, the Shareholders’ Meeting determines the remuneration of the Chairman and the members of the Board of Directors.

The same article provides that, if the Shareholders’ Meeting does not set the remuneration, the most recently approved remuneration shall remain valid until decided otherwise by the Shareholders’ Meeting.

Moreover, in line with the recommendations of the Italian Corporate Governance Code, Directors remuneration shall be sufficient to attract, motivate and retain individuals of high professional and managerial standing as required to successfully manage the Company. In particular, the remuneration of Non-Executive Directors is commensurate with the commitment required by their tasks, including the participation in one or more Board Committees.

The Shareholder’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni S.p.A. Directors and Statutory Auditors the D&O insurance policy for Eni S.p.A. managers, with a maximum coverage of $200,000,000.

The policy stipulated by the Company remains in force for the new Boards and provides . for a maximum coverage entirely devoted to management, Directors and Statuary Auditors of the Company amounting to $200,000,000.

The outgoing Board of Directors, under the remuneration policy pursuant to art. 123-ter paragraph 3 of the T.U.F., expressed its proposal on this item on the agenda.

It is recommended that proposals are submitted well in advance, as recommended by the Corporate Governance Code, which Eni has adopted.

Dear Shareholders,

9

You are invited to submit your proposals on this item on the agenda and approve one of them.

Item 8

Appointment of the Statutory Auditors

Dear Shareholders,

The Shareholders’ Meeting has been called to appoint the members of the Board of Statutory Auditors, as the term of office of the current Board, appointed by the Shareholders’ Meeting on April 13, 2017, is coming to an end.

Pursuant to Article 28.1 of the By-laws, the Board of Statutory Auditors is comprised of five standing members and two alternate members.

Pursuant to Article 28.2 of the By-laws, the Shareholders’ Meeting is called to appoint the Board of Statutory Auditors on the basis of the slates presented by the Shareholders, in which the candidates are listed in numerical order in a number no greater than the number of members of the body to be appointed.

The candidates for Statutory Auditor shall meet the independence requirement under Article 148, paragraph 3, of the T.U.F., as well as the integrity and experience requirements set forth in the Decree of the Minister of Justice No. 162 of March 30, 2000, taking into account the fields and sectors closely connected with the business of the Company, as set out in Article 28.1 of the By-laws. The fields closely connected with the business of the Company are: commercial law, business economics and corporate finance. The sectors closely connected with the business of the Company are engineering and geology.

Moreover, note that under Article 19, paragraph 3, of Legislative Decree no. 39 of January 27, 2010, as amended by Legislative Decree no. 135 of July 17, 2016, the members of the Board of Statutory Auditors, serving as the Internal Control and Audit Committee as required by that legislation, are as a whole competent in the sector in which the audited entity operates.

The Statutory Auditors shall also comply with the limits on appointment to positions with other companies as set by Consob in Article 144-terdecies of the Issuers’ Regulation.

Furthermore, pursuant to art. 2, letter c) of the Prime Minister’s Order of May 25, 2012, as amended by the Prime Minister’s Order of November 15, 2019 the members of the management or control body, as well as those who hold management positions in Cassa Depositi e Prestiti S.p.A., and maintain any direct or indirect relationship, of either a professional or financial nature, with companies operating in the natural gas transport sectors or the electricity transmission system sector, in Snam S.p.A., TERNA S.p.A. and their subsidiaries operating in the natural gas transport sectors or the electricity transmission system sector, are prohibited from holding a seat on the management body in Eni S.p.A and its subsidiaries, nor entertain any direct or indirect relationship, of either a professional or financial nature, with these companies.

10

Shareholders are advised to also take due account of the independence requirements set forth in Article 8 of the Corporate Governance Code.

The Board of Statutory Auditors, in view of the results of the self-assessment exercise, expressed its position on the composition of the new Board of Statutory Auditors to the Shareholders. This advice is available in the relevant section of the Company’s website and is attached to this Report.

Submission, filing and publication procedures for the appointment of Directors on the basis of slates (described above), shall also apply to the Statutory Auditors, as well as the applicable Consob regulations.

Only those Shareholders who, severally or jointly, represent at least 0.5% of the share capital are entitled to submit a slate, as established by Consob Resolution No. 28 of January 30, 2020.

The slates presented by Shareholders must be filed at the Company’s registered office at least twenty-five days prior to the date of the Shareholders’ Meeting at single call, whereas the deadline falls on April 18, 2020 (Saturday), in order to facilitate the Shareholders in the presentation of the slates, the deadline is postponed by April 20, 2020, first business day following the statutory deadline of April 18, 2020.

Pursuant to Article 144-sexies, paragraph 5, of the Issuers Regulation, if as of the deadline for the filing of slates only one slate, or only slates presented by Shareholders who are affiliated pursuant to the provisions of Article 144-quinquies of the Issuers Regulation, have been submitted, slates may be submitted until the third day following the statutory deadline of April 18, 2020 (i.e. until April 21, 2020). In this case, the slates may be submitted by Shareholders who, severally or jointly, own at least 0.25% of the share capital.

Article 28.2 of the By-laws contains specific provisions on the composition of the slates aimed at ensuring compliance with the rules on gender balance on company boards, pursuant to Law No. 160 of December 27, 2019. Under the law at least two fifths of the Statutory Auditor positions to be appointed, i.e. two, must be filled by the less-represented gender.

Shareholders wishing to submit a slate with a number of candidates equal to or more than three, including standing and alternate members, should include, in the section of standing Statutory Auditors, candidates of a different gender. If two candidates are indicated in the section for alternate auditors, they must be of different genders.

Together with each slate, the following information shall also be filed:

-	the identity of the Shareholders who have presented such slates and the overall percentage ownership of Eni share capital held;
-	statements of each candidate accepting their nomination;
-	the curriculum vitae of each candidate containing personal and professional information, as well as a statement of each candidate affirming that they meet the requirements established by the law and the By-laws[2] and that they are in compliance

2 It is also recommended that the statements contain the statement on whether they meet the independence requirements pursuant to Article 8 of the Corporate Governance Code.

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with the limits on the number of other positions held established by the Issuers’ Regulation;
-	a declaration from Shareholders other than those who, jointly or otherwise, possess a controlling or relative majority shareholding, certifying the absence of any relationships of affiliation with the latter pursuant to Article 144-quinquies of the Issuers’ Regulation.

In accordance with Consob Communication No. DEM/9017893 of February 26, 2009, Shareholders other than those who severally or jointly hold a controlling or majority shareholding should file the following information:

- any existing relationships, if significant, with Shareholders who severally or jointly hold a controlling or majority shareholding. Specifically, it is recommended that at least those relationships indicated under point 2 of the Consob Communication be listed. Alternatively, the lack of significant relationships should be indicated;

- the reasons why these relationships do not give rise to the relationships of association referred to in Article 148, paragraph 2, of the T.U.F. and Article 144-quinquies of the Issuers’ Regulation.

In order for the Shareholders' Meeting to be aware of administration and control positions held by the Statutory Auditors in other companies at the time of appointment and prior to acceptance of the position, pursuant to Article 2400, final paragraph, of the Italian Civil Code, candidates are requested to provide appropriate information on this in the curriculum vitae submitted and are advised to update this information through the date of the Shareholders' Meeting.

The slates, together with the abovementioned information, will be made available at the Company’s registered office, on the Company’s website and at Borsa Italiana at least twenty-one days prior to the date set for the Shareholders’ Meeting on single call, i.e. by April 22, 2020.

Slates shall be divided into two sections: the first containing candidates for appointment as standing Statutory Auditors and the second containing candidates for appointment as alternate Statutory Auditors. At least the first candidate in each section must be entered in the register of auditors and have carried out statutory audit activities for no fewer than three years.

Three standing Statutory Auditors and one alternate Statutory Auditor shall be drawn from the slate that receives the majority of votes. The other two standing Statutory Auditors and the other alternate Statutory Auditor shall be appointed using the procedures set out in Article 17.3, letter b) of the By-laws or using the procedures set out in Article 17.3, letter d) of the By-laws. Said procedures shall be applied separately to each section of the other slates.

If the implementation of the above procedure does not ensure compliance with the gender-balance rules for standing Statutory Auditors, the points to attribute to each candidate drawn from the standing Statutory Auditor sections of the various slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced by the member of the less-represented gender who may be listed (with the next highest ordinal number) in the

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standing Statutory Auditor section on the same slate as the candidate to be replaced or, subordinately, in the alternate Statutory Auditor section of the same slate as the candidate to be replaced (in such case, the latter shall take the position of the alternate candidate that replaces him/her). If this does not permit compliance with the gender-balance rules, he/she shall be replaced by a person chosen by the Shareholders’ Meeting with the majority required by law, so as to ensure that the composition of the Board of Statutory Auditors complies with the law and the By-laws. In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of Statutory Auditors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced.

The Statutory Auditors are appointed for a three-year term, ending, in any event, on the date of the Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2019.

Dear Shareholders,

You are invited to vote one of the slates that will be submitted by the Shareholders and published as provided for in the By-laws.

Item 9

Appointment of the Chairman of the Board of Statutory Auditors

Dear Shareholders,

As provided by Article 148, paragraph 2-bis, of the TUF, you are invited to appoint as Chairman of the Board of Statutory Auditors one of the standing Auditors elected by the minority.

Proposals should be submitted well in advance, as recommended by the Corporate Governance Code, which Eni has adopted.

Dear Shareholders,

You are invited to submit your proposals on this item on the agenda and approve one of them.

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Item 10

Determination of the remuneration of the Chairman of the Board of Statutory Auditors and of standing Statutory Auditors

Dear Shareholders,

Pursuant to Article 2402 of the Italian Civil Code, the Shareholders’ Meeting determines the annual remuneration of the Chairman of the Board of Statutory Auditors and of the other Standing Auditors.

The Shareholder’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni S.p.A.’s Directors and Statutory Auditors the D&O insurance policy for Eni S.p.A. managers, with a maximum coverage of $200,000,000.

The policy remains effective also for the new Boards to be appointed. The related aggregate maximum amount of coverage entirely dedicated to management, Directors and Statuary Auditors of the Company amounts to $200,000,000.

The Corporate Governance Code for listed companies, which Eni S.p.A. has adopted,, recommends, in Article 8.C.4., that "The remuneration of auditors shall be proportionate to the commitment required from each of them, to the importance of his/her role as well as to the size and business sector of the company."

The outgoing Board of Directors did not present a proposal on this item on the agenda. Yet, Article 123-ter, paragraph 3, letter a) of the T.U.F., as emended by art. 3 of Legislative Decree 49/19, provides that the remuneration policy concerns also the supervisory bodies, “without prejudice to the provisions of article 2402 of the Italian Civil Code”. The policy Guidelines illustrated in the first section of the Report on remuneration policy and remuneration paid, provide some recommendations to this effect, as expressed in more detail in the aforementioned report, published in accordance with the time limits required by law.

It is recommended that proposals be submitted well in advance, as recommended by the Corporate Governance Code which Eni adopted.

Dear Shareholders,

You are invited to submit your proposals on this item on the agenda and approve one of them.

Item 11

Long term incentive Plan 2020-2022 and disposal of Eni treasury shares to serve the Plan

Dear Shareholders,

The Board of Directors of Eni S.p.A., in relation to the expiration of the Long-Term Shareholders Incentive Plan (2017-2019) approved by the Shareholders’ Meeting of April 13, 2017, has resolved to submit the adoption of a new share-based Long-Term Incentive Plan (2020-2022) (the “Plan”) to the Shareholders’ Meeting for approval, prepared on the

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basis of a proposal of the Remuneration Committee, comprised entirely of independent, non-executive directors, as a tool to incentivize and promote the loyalty of the Company’s most critical managers.

The new Plan aims to support the achievement of the policies defined by the Company Strategic Plan promoting, through an adequate balancing of performance parameters, the alignment of management interests to the primary objective to create sustainable value for the shareholders. In particular the Plan integrates the performance conditions of the previous Plan linked with Eni bond yield (Total Shareholders Return) and industrial performance (Net Present Value of Proven Reserves), with new parameters linked with economic/financial performance (Free Cash Flow), as well as the goals of decarbonisation, energy transition and circular economy, in support of the Strategic Plan execution and in accordance with the objectives announced to the market, with a view to aligning all the stakeholders interests.

The Plan provides three annual awards, each of them is submitted to a Vesting Period of three years in line with industry best practices at international level.

The Plan beneficiaries (the “Beneficiaries”) are the Company’s Chief Executive Officer to be appointed by the Shareholders’ Meeting at the next election of the Board; Eni S.p.A.’s Managers with Strategic Responsibilities, as well as other “key management personnel”, who will be specifically identified during the annual implementation of the Plan from among the managers of Eni S.p.A. and its subsidiaries - with the exception of those listed on regulated markets and their subsidiaries - occupying positions that are most directly responsible for business performance or that are of strategic interest and who, at the date of the award, are employees of and/or in service with Eni and its subsidiaries.

The description of the targets and characteristics of the Plan is set out in more detail in the Informative Document prepared by the Board of Directors pursuant to Article 114-bis of the Consolidated Law on Financial Information (T.U.F.) and Article 84-bis of the Issuers Regulation, attached to this Report and which will be made available to the public within the time limits and in the manner prescribed by current legislation, including through publication on Eni’s website.

For the implementation of the Plan, the Board of Directors has resolved to ask the Shareholders’ Meeting to be authorised to grant free of charge, in accordance with the terms and conditions described in the attached Informative Document, up to a maximum of 20 million of Eni treasury shares to the Beneficiaries of the Plan. Using treasury shares avoids the need to buy additional shares and the consequent financial outlay. The maximum number of shares serving the Plan was estimated by assuming the achievement of the maximum level of performance for each award and using, as a reference, the lowest price recorded by Eni shares in the last three years sliding until the date before the Board of Directors approving the Plan (March 18, 2020).

Dear Shareholders,

You are invited to approve the following resolutions:

“Pursuant to and for the purposes of Article 114-bis of the Consolidated Law on Financial Intermediation and of Art. 2357- ter of the Italian Civil Code,

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-	to approve the Long-Term Incentive Plan 2020-2022, under the terms and conditions set forth in the Informative Document attached and made available within the time limits prescribed by current legislation, granting the Board of Directors all the powers needed to implement the Plan, including through persons delegated for this purpose, including the powers to: i) annually award Eni Shares to the Chief Executive Officer; ii) approve, on the proposal of the Compensation Committee, the Regulation and the targets of the absolute objectives for each annual award; iii) identify the Beneficiaries on the basis of the defined criteria; iv) decide any other terms and conditions for implementation provided they do not conflict with this resolutions.
-	to authorise the Board to dispose of up to 20 million treasury shares to serve the implementation of the Plan.”

Item 12

Report on remuneration policy and remuneration paid (Section I): policy on remuneration

Dear Shareholders,

the first section of the Report on remuneration policy and remuneration paid prepared on the basis of Article 123-ter, paragraph 3 of the T.U.F. and of Article 84-quater of the Issuers’ Regulation, illustrates the policy proposed by the Company for the 2020-2023 term on the remuneration of the Board of Directors and the Statutory Auditors and other managers with strategic responsibilities and the procedures used to adopt and implement this policy.

Pursuant to Article 123-ter, paragraph three, of the T.U.F., the Shareholders’ Meeting shall resolve in favour or against the first section of the Report. The resolution is binding.

Please refer to the first section of the Report on remuneration policy and remuneration paid approved by the Board of Directors, which will be published in accordance with the deadlines required by law at the company’s Registered Office at the centralized storage service authorised by Consob called "1Info" – which can be consulted on the website www.1info.it, as well as on the Company’s website.

Dear Shareholders,

You are therefore invited to resolve

“in favour of the first section of the Report on remuneration policy and remuneration paid regarding the Company's policy for the 2020-2023 term on the remuneration of the Board of Directors and the Statutory Auditors and other managers with strategic responsibilities, as well as the procedures used to adopt and implement this policy”.

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Item 13

Report on remuneration policy and remuneration paid (Section II): compensation paid

Dear Shareholders,

the second section of the Report on remuneration policy and remuneration paid, prepared on the basis of Article 123-ter, paragraph 4 of the T.U.F. and of Article 84-quater of the Issuers’ Regulation, illustrates the components of the remuneration highlighting the consistency with the remuneration policy, as well as the compensation paid during 2019 to the Board of Directors and the Statutory Auditors and, in aggregate form, other managers with strategic responsibilities.

Pursuant to Article 123-ter, paragraph 6 of the T.U.F. the Shareholders’ Meeting shall resolve in favour or against the second section of the Report. The resolution is not binding.

Please refer to the second section of the Report on remuneration policy and remuneration paid approved by the Board of Directors, which will be published in accordance with the deadlines required by law at the company’s Registered Office at the centralized storage service authorised by Consob called "1Info" – which can be consulted on the website www.1info.it,, as well as on the Company’s website.

Dear Shareholders,

You are therefore invited to resolve

“in favour of the second section of the Report on remuneration policy and remuneration paid regarding the components of the remuneration highlighting the consistency with the remuneration policy, as well as the compensation paid during 2019 to the Board of Directors and the Statutory Auditors and, in aggregate form, other managers with strategic responsibilities”.

Item 14

Cancellation of Eni treasury shares, without reduction of the share capital, and consequent amendments to Article 5.1 of the By-laws; related and consequent resolutions.

(extraordinary part)

Dear Shareholders,

You have been called to this Extraordinary Shareholders' Meeting to examine and approve the proposal to cancel 28,590,482 treasury shares, and consequent amendments to Article 5.1 of the By-laws.

Note that the Ordinary Shareholders’ Meeting on May 14, 2019 authorised the Board of Directors, pursuant to Article 2357 of the Italian Civil Code, to purchase up to a maximum

17

67 million treasury shares, representing about 1.84% of Eni’s share capital. This authorisation was needed to continue the implementation of the 2019 buyback programme ,envisaged under Eni’s Strategic Plan and to give the Company a flexible option to grant its shareholders additional remuneration beyond the distribution of dividends.

In execution of the Shareholders’ Meeting resolution of May 14, 2019, at the date on which the Board of Directors resolved to call the Meeting (27 February 2020) the Company has purchased a total of 28,590,482 treasury shares, equal to 0.79% of share capital, for an aggregate amount of €399,999,994.58.

At the aforementioned Shareholders’ Meeting, the Board of Directors announced the intention to submit to the Shareholders’ Meeting called to approve the financial statements at December 31, 2019 a proposal to cancel the treasury shares purchased at the date of the Meeting in execution of the Shareholders authorisation of the May 14, 2019.

In line with this announcement, the Board of Directors proposes to cancel a total of 28,590,482 treasury shares, in accordance with the methods illustrated above.

It should be noted that at the date of the Meeting, the Company still holds 33,045,197 treasury shares, equal to about 0.91% of share capital, not purchased in execution of the Shareholders’ Meeting authorisation of May 14, 2019.

Since Eni shares have no par value, the cancellation of the above 28,590,482 treasury shares will be a simple accounting operation, decreasing the related reserve in the amount of €399,999,994.58, and cancelling an equal amount from the corresponding "Treasury Shares" item.

Therefore, Eni's S.p.A. share capital, currently equal to €4,005,358,876.00, will remain unchanged. The number of issued shares will decrease from 3,634,185,330 to 3,605,594,848. The accounting par value of these residual 3,605,594,848 shares will increase from €1.102 to €1.111.

The cancellation of treasury shares will not have effect on the Company's economic performance and will not modify the value of shareholders' equity.

Following the approval of the proposal to cancel 28,590,482 treasury shares, relevant shareholdings,3 defined on the basis of communications received as of February 27, 2020, pursuant to art. 120 of the Italian Legislative Decree No. 58 of February 24, 1998 (“TUF”) and of Consob Regulation No. 11971/1999 as amended, will change as follows:

Shareholder	Percentage of current capital (3,634,185,330 shares)	Percentage of capital after cancellation (3,605,594,848 shares)
Cassa depositi e prestiti S.p.A.	25.76%	25.96%
Ministry of Economy and Finance	4.34%	4.37%

3 Relevant shareholdings pursuant to art. 120 T.U.F. are also updated on the basis of the communications made by intermediaries pursuant to art. 83-noovies T.U.F., on the occasion of the exercise of social rights.

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Eni S.p.A. (treasury shares)	1.70%	0.92%

Upon approval of the proposal to cancel 28,590,482 treasury shares, Article 5.1 of the By-laws is amended, changing the number of shares making up the Company’s share capital (Article 5.2 and 5.3 remain unchanged).

The texts of the current Article 5.1 of the By-laws and of the proposed amendment are presented below.

Text in force	Proposed Text
ART. 5	ART. 5

5.1 The Company’s share capital is equal to €4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six), represented by 3,634,185,330 (three billion six hundred and thirty four million one hundred and eighty five thousand three hundred and thirty) ordinary shares without indication of par value.

(end of amendment)

5.1 The Company’s share capital is equal to €4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six), represented by 3.605.594.848 (three billion six hundred and five million five hundred and ninety four thousand eight hundred forty eight) ~~4.005.358.876 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six)~~ ordinary shares without ~~a par value of €1.00 (one) each~~ indication of par value.

(end of amendment)

The cancellation resolution will be effective after registration in the relevant Company Register pursuant to Article 2436, paragraph 5, of the Italian Civil Code.

The Board believes that the proposed amendment to the By-laws does not trigger the right of withdrawal for shareholders pursuant to Article 2437 of the Italian Civil Code.

* * * * *

Dear Shareholders,

You are invited to resolve as follows:

“The Extraordinary Shareholders' Meeting, having examined the Report of the Board of Directors,

resolves

1) to cancel 28,590,482 (twenty eight million five hundred ninety thousand four hundred and eighty two) treasury shares with no par value without changing the amount of the share capital and reducing the related reserve by the amount of €399,999,994.58 (three hundred ninety nine million nine hundred ninety nine thousand and ninety hundred ninety four euros and fifty eight cents) (equal to the carrying value of the cancelled shares);

2) to amend Article 5.1 of the By-laws as follows:

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"5.1 The Company’s share capital is equal to €4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six euros), represented by 3.605.594.848 (three billion six hundred and five million five hundred and ninety four thousand eight hundred forty eight) ordinary shares with no par value."

3) to grant the Board of Directors - with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate - all powers necessary to execute this resolution, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions."

The Chairman of the Board of Directors Emma Marcegaglia

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ATTACHMENTS

1)	ADVICE TO SHAREHOLDERS ON THE COMPOSITION OF THE BOARD OF DIRECTORS

2)	ADVICE TO SHAREHOLDERS ON THE COMPOSITION OF THE BOARD OF STATUTORY AUDITORS

3)	INFORMATIVE DOCUMENT – LONG-TERM INCENTIVE PLAN 2020-2022

Eni Shareholders’ meeting of 13 May 2020

Advice to shareholders on the composition of the Board

In accordance with the recommendations of the Italian Corporate Governance Code, prior to the appointment of Eni’s corporate bodies, Eni’s Board of Directors, having received the opinion of the Nomination Committee and having considered the results of the Board Review, has developed this advice on the future size and composition of the Board to be submitted to shareholders prior to the Shareholders’ Meeting called for 13 May 2020.

The advice was published on the Company's website on 2 March 2020.

Size of the Board of Directors

With reference to corporate governance best practices, the number of members of the Board must be adequate both to the size and complexity of a company and to the number and composition of Board committees.

In light of this premise, the Board considers the current number of directors, equal to nine, to be appropriate. It is the maximum established by the By-laws.

Composition of the Board of Directors

The composition of the Board needs take account of Eni's current and future needs, as well as the necessity of maintaining a substantial presence of independent Directors, with a level of diversity that takes account of regulatory requirements and the recommendations of the Corporate Governance Code.

The mix of skills on the Board should be well balanced and reinforced by an understanding of Eni's business and the experience gained in the current term, given the complexity of the business and the need to complete the transformation process started by the current Board.

More specifically, in its 2020-2023 Strategic Plan Eni laid out its transformation path and announced challenging energy transition goals. Consequently, we deem it appropriate that the new Board should be made up of professionals with adequate know-how and experience to fully support the decarbonisation process as well as to support and implement, with the speed required by the market, industrial and technological transformations and the associated strategic drivers, in order to protect and safeguard value for all stakeholders.

Eni's Board appreciates the current skill profile. In view of the appointment of the new Board, considering Eni’s future challenges and evaluating the possibility of further enhancing the skills and experience represented on the Board, the Board suggests the following elements should be taken into consideration:

- sector-specific experiences and skills;

- technological skills;

- strategic orientation.

With specific reference to the issue of the energy transition and its centrality in Eni's strategic plan, the Board underlines the importance that the new body should be made up of professionals with experience in environments undergoing strategic change of similar complexity on a global scale.

With regard to diversity, also in relation to the criteria referred to in Article 2 of the Corporate Governance Code, the Board believes that diversification in terms of age, training and professional experience and geographical diversity are important for the future Board.

The topic of "soft skills" was also the subject of a specific reflection, prompting the Board to recommend considering the characteristics indicated below:

- independence of thought and integrity;

- adequate availability of time and energy consistent with other commitments;

- ability to integrate sustainability issues into the business vision;

- ability to strike a balance with the views of other directors and manage conflicts constructively;

- agreement with the energy transition path outlined in Eni's strategic plan, and supporting the CEO in its implementation;

- ability to work in a team.

With regards to the availability of adequate time and energy, the Board refers to the guidance approved on 13 April 2017 (published on the Company website) on the maximum number of other positions compatible with the effective performance of the office of Director.

Main officers

Chairman

In addition to the qualifications applying to all Directors, the Chairman should also possess:

- authority in independently representing all shareholders;

- previous experience on chairing Boards of complex listed companies;

- specific knowledge of corporate governance issues;

- international standing and in-depth knowledge of investors, including foreign investors;

- general knowledge of Eni's current business;

- leadership and balance to ensure the proper functioning of the Board, fostering internal dialogue;

- ability to maintain a constructive relationship with the CEO;

- listening, mediation, synthesis and communication skills;

- ability to involve and motivate the Board to support the CEO in Eni's energy transitionpath.

Chief Executive Officer

In addition to the qualifications applying to all Directors, the CEO should possess:

- strong knowledge and authority in Eni’s traditional business in order to ensure the continuation of the efficiency improvement effort and generate resources to invest in Eni's strategic future;

- an ability to inspire management and to involve and guide all Eni people in the energy transition;

- consolidated top level network in key countries for Eni;

- a strong propensity for technological innovation and change management to guide cultural change throughout Eni;

- previous experience in top positions of listed companies of comparable complexity;

- high standing on international markets and in the business sectors relevant for Eni;

- sensitivity to the issued connected with sustainability and the circular economy;

- a track record of success in managing an operating company with complex local and international stakeholders in key markets.

With reference to the relationship between the Chairman and the CEO, the Board underlines the need for them to have complementary relationship in order to ensure the effective functioning of the Board and, more generally, the governance of the Company.

Board Committees

With reference to the committees, the Board considers it appropriate to retain the current framework and structure, including their duties and size.

Advice for the Board of Statutory Auditors of Eni SpA to be appointed at the

Shareholders’ Meeting called for 13 May 2020

Document approved by the outgoing Board of Statutory Auditors in its meeting of 25

February 2020, pursuant to the Rules for listed companies issued by the Italian Council of

Accountants (CNDCEC) on 26 April 2018

The Shareholders' Meeting called for 13 May 2020 will appoint the new Boards of Directors and Statutory Auditors. In this document, the Board of Statutory Auditors, having reached the end of its term and drawing on its experience and the results of a self-assessment, provides the Shareholders with an outline of the skills and professional experience that, in addition to statutory requirements, most contributed to its efficient and effective operation.

It is important to underline that, since Eni is listed on the New York Stock Exchange, the Board of Statutory Auditors (hereafter also “Board”) also performs the role and duties of an Audit Committee pursuant to SEC rules and the Sarbanes-Oxley Act, i.e. it carries out functions additional those envisaged by applicable legislation for issuers listed on the Italian market.

Over the three-year term, the Board of Statutory Auditors functions were expanded pursuant to the reform of the statutory audit discipline implemented at European level, which assigned additional disclosure and monitoring activities to this body.

Likewise, the introduction of the rules on non-financial reporting included additional supervisory activities on the compliance with the relevant provisions.

Finally, it should be remembered that, in the next term, the Board will have to continue the onerous task of monitoring the proceedings started by Italian and foreign authorities involving the company and some of its managers.

Based on the Board’s past experience, it is essential that prospective Auditors have sufficient time to devote to Eni in order to be able to perform their role effectively. In addition to the reasons clarified above, this requirement is mainly related to the complexity of the Group, both in terms of its geographical scope and areas of business.

To be able to monitor the effective functioning of the internal control and risk management system, besides ensuring robust scheduling of the Board activities, it is essential to provide intense induction support as well as ensuring participation in the meetings of the various Board of Directors committees. This allows Auditors to gain a deeper understanding of the issues and decisions presented in more concise form during the Board of Directors meetings.

The supervision of financial and non-financial reporting, required of the Board also in its capacity as the Audit Committee, requires appropriate experience in large listed multinational companies with complex governance arrangements, and attention to the issues related to the current energy transition.

The Board of Statutory Auditors also acknowledges the value of diversity in its composition, both in terms of gender and professional background, and underscores the importance recognised in the Company By-laws of economics and company law. Furthermore, in order to comply with the regulatory requirement for the Board as a whole to have industry-specific competence, it is necessary to ensure the continuity of the skills acquired.

Finally, an additional requirement for the efficient and effective functioning of the Board has been identified in the ability to work in a team and manage complexities in a constructive and balanced way. Decisive in this regard is the role of the Chairman, whose authority is essential both for creating cohesion and collaboration between Board members, and in the interaction with other corporate bodies, structures and people in general, and those responsible for the internal control and risk management system in particular.

As required by the rules of conduct for the boards of statutory auditors of listed companies issued by the National Council of the Italian accounting profession, the Board of Statutory Auditors also deems it appropriate to provide guidelines to enable shareholders and candidates to assess the adequacy of the proposed remuneration package for the office of Statutory Auditor of Eni SpA, also in relation to the amount of work necessary to perform the job.

During the 2017-2019 term, meetings of the Board of Statutory Auditors, the Board of Directors and Shareholders Meetings totalled one hundred and ten. The Board also participated, in its entirety or in the person of its Chairman or a delegate, in all the meetings of the Control and Risk Committee, the other Board of Directors committees, and met periodically with the Watch Structure, for a further one hundred and thirty-eight meetings. This must be added to the time dedicated to the preparation of meetings, including the prior analysis of large documentation, the subsequent revision of the voluminous minutes, and frequent informal meetings.

In line with best practices, the remuneration of non-executive directors, including remuneration for participation in the Board of Directors committees, can provide a useful indication for assessing the adequacy of the overall remuneration of Board members.

Finally, the adequacy of the remuneration of the members of the Board of Statutory Auditors should be examined also in consideration of recent regulations which significantly expanded the duties and responsibilities of the Board, its role as Audit Committee pursuant to SEC regulations and the taxing work entrusted to Eni's control body.

The Board of Statutory Auditors of Eni SpA

Eni	Informative Document – Long-Term Incentive Plan 2020-2022

INFORMATIVE DOCUMENT

PREPARED IN ACCORDANCE WITH ART. 114-BIS OF ITALIAN LEGISLATIVE DECREE NO. 58 OF 24TH FEBRUARY 1998 (CONSOLIDATED LAW ON FINANCE - TUF) AND ART. 84-BIS OF REGULATION ADOPTED BY CONSOB WITH RESOLUTION NO. 11971 OF 14th MAY 1999 AS SUBSEQUENTLY AMENDED (ISSUERS’ REGULATION)

LONG-TERM INCENTIVE PLAN 2020-2022

Introduction

This Informative Document, prepared in accordance with Art. 84-bis (Annex 3A, Scheme No. 7) of the Issuers’ Regulation, has been prepared by Eni SpA (“Eni”) to provide information to its shareholders and to the market on the proposed adoption of the Long-Term Incentive Plan 2020-2022 (the “Plan”), approved by the Board of Directors of Eni on 18th March 2020, which will be submitted for approval in accordance with Art. 114-bis of the Consolidated Law on Finance to the Ordinary Shareholders' Meeting convened on 13th May 2020, in single call (the “Shareholders' Meeting”).

The Plan provides for the granting of “Eni Shares” free of charge determined on the basis of company performance objectives.

This Plan applies to Eni and its subsidiaries, excluding those with shares listed on regulated markets and companies controlled by them, and it is considered to be of “major significance” under Art. 84-bis, paragraph 2, of the Issuers’ Regulation since it is intended for the persons referred to in Art. 114-bis of the Consolidated Law on Finance, and more specifically:

i)	for the Chief Executive Officer of Eni who will be appointed by the Board of Directors following the Shareholders’ Meeting;

ii)	for the managers of Eni and its subsidiaries who fall under “Senior Managers deemed Critical for the Business”, identified from among those occupying positions that are most directly responsible for business performance or that are of strategic interest and who, at the date of the award, are employees of and/or in service with Eni SpA and its subsidiaries, including Eni Managers with Strategic Responsibilities.

This Informative Document is available to the public at the registered office of Eni in Piazzale E. Mattei 1, Rome, in the "Governance" section of the Eni website (www.eni.com) and using the methods specified by Art. 84-bis of the Issuers’ Regulation.

Definitions

A description of the meanings of certain terms used in the Informative Document is given below:

Eni/Company	Eni SpA (with registered office in Piazzale E. Mattei 1, Rome).
Chief Executive Officer	The Chief Executive Officer of Eni.
Beneficiaries	The addressees of the Plan.

Managers with Strategic Responsibilities	In accordance with Art. 65, paragraph 1-quater of the Issuers’ Regulation, the managers of Eni who have the power and responsibility, directly or indirectly, for planning, directing and controlling Eni. The managers with strategic responsibilities of Eni are the executives who report directly to the Chief Executive Officer and President of Eni and, in any case, the members of the Company's Management Committee.
Senior Managers deemed Critical for the Business	The managers of Eni and its subsidiaries identified during the annual implementation of the Plan from among those occupying positions that are most directly responsible for business performance or that are of strategic interest and who, at the date of the award, are employees and/or in service at Eni and its subsidiaries, including Eni Managers with Strategic Responsibilities.
Board of Directors	The Board of Directors of Eni.
Management Committee	The Management Committee of Eni, having an advisory and supporting role for the activities of the Chief Executive Officer.
Compensation Committee	The Eni committee, composed entirely of non-executive and independent directors, whose composition, appointment, tasks and operating methods are governed by a special Regulation approved by the Board of Directors, having an advisory and consultative role in matters relating to remuneration.
Subsidiaries	Entities controlled by Eni in accordance with Art. 93 of the Consolidated Law on Finance. For the purposes of the Plan, this excludes Subsidiaries whose shares are listed on regulated markets and the companies they control.
Awarded Shares	Number of Eni Shares communicated to Beneficiaries at the beginning of the Vesting Period as grantable at the end of the same Vesting Period, in accordance with the performance and retention conditions laid down by the Plan Regulation. The number of awarded Eni Shares is conventionally calculated based on a set percentage of the fixed remuneration, in accordance with the level of responsibility/criticality of the role.
Award Price of Eni Shares

Price calculated as an average of the daily official prices of the Eni Share (source: Bloomberg). The period is between:

▪  the last trading day of the month before the date of the Board of Directors meeting to annually approve the Plan Regulation and the award to the Chief Executive Officer; and

▪  the first trading day of the 4th month before the date of the Board of Directors meeting referred to above.

Granted Shares	Number of Eni Shares granted free of charge to the Beneficiaries at the end of the predetermined period (Vesting Period) depending on the target number of Eni Shares awarded at the beginning of the Vesting Period and the actual performance levels achieved, in accordance with the terms and conditions of the Plan Regulation.
Vesting Period	Three-year period between the time when the shares are awarded and the time that the shares can be granted free of charge.
Performance Period	Three-year period for measuring performance, in accordance with the defined criteria, from 1st January of the year of award to 31st December of the year before granting.
Lock-up period	Yearly period, starting from grant date, during which Eni Shares cannot be transferred and/or sold, by managers employed.
Peer Group	The group of ten companies used to compare business performance with Eni, in accordance with the established performance parameters, consisting of the international oil companies that are Eni competitors, namely: Apache, BP, Chevron, ConocoPhillips, Equinor, ExxonMobil, Marathon Oil, Occidental, Shell e Total.

Regulation	The document, approved annually by the Board of Directors, that governs the conditions of each annual award of the Plan.
Total Shareholder Return (TSR)	Indicator that measures the overall performance of a share as the sum of capital gains and reinvested dividends.
Reference Stock Market Index

Index representing the Stock Market on which the company’s Shares are traded, chosen with respect to the panel of companies belonging to the Peer Group (e.g. for Eni the index is the FTSE MIB). The list of companies in the Peer Group and their respective Reference Stock Market Indices are given below:

-   Eni: FTSE MIB Index of the Borsa Italiana Stock Exchange

-   Apache, Chevron, ConocoPhillips, ExxonMobil, Marathon Oil, Occidental: Standard & Poor’s 500 Index of the New York Stock Exchange

-   BP: FTSE 100 Index of the London Stock Exchange

-   Shell: AEX Index of the Amsterdam Stock Exchange

-   Total: CAC 40 Index of the Paris Stock Exchange

-   Equinor: OBX Index of the Oslo Stock Exchange

TSR of the Reference Stock Market Index	TSR of the Reference Stock Market Index calculated using the same methods employed for the TSR of Eni Shares and those of the companies in the Peer Group.
Correlation Index (ρ)	Measure of the linear relationship between (i) the daily returns of reference prices of a share and (ii) the daily returns of the quotations of the corresponding Reference Stock Market Index, calculated in the period between the first day of the month before the beginning of the Performance Period and the last day of the Performance Period. It's a value between -1 and +1.
Net Present Value of Proven Reserves (NPV)	Indicator that represents the present value of the future cash flows of proven hydrocarbon reserves, net of future production and development costs and related taxes.
Organic Free Cash Flow	Cash flow available to the Company, resulting from the difference between cash flows from operations and cash flows for organic investments.
Decarbonisation	A set of actions aimed at the progressive reduction of greenhouse gas emissions from productive or, more generally, anthropogenic activities.
Energy Transition	Complex and long-term process that involves structural changes in the way energy is produced and used, related to the availability of new energy sources and technologies, as well as the developments in consumer demand and environmental policies and regulations.

Circular Economy

Circular economy is a system where all activities are organised in such a way that waste become a resource for a new production cycle. The system is based on three key principles:

-  Elimination of waste and pollution;

-  Optimisation of return of resources with a maximum utilisation of products, components and materials over time;

-  Regeneration of natual systems.

Eni Shares	Ordinary shares issued by Eni, listed on the Electronic Stock Market of Borsa Italiana.

1.	The addressees

1.1	Indication of the name of the addressees who are members of the board of directors or management board of the financial instrument issuer, of the companies controlling the issuer and the companies directly or indirectly controlled by it

The Plan applies to the Chief Executive Officer who will be appointed by the Board of Directors following the Shareholders’ Meeting.

If any of the Beneficiaries described in paragraph 1.2 below are persons who, under current regulations, must be identified by name, also in relation to the position of Director possibly held in a Subsidiary, the Company will provide the market with the relevant information at the time of the notifications provided for by Art. 84-bis, paragraph 5 of the Issuers’ Regulation.

1.2	The categories of employees or collaborators of the financial instrument issuer and companies controlling or controlled by this issuer

The managers of Eni and its Subsidiaries identified as Senior Managers deemed Critical for the Business at the time of the annual implementation of the Plan (currently 390 managers).

1.3	Name of the parties benefitting from the plan belonging to the following groups:

a)	General Managers of the financial instrument issuer

The Plan also applies to any General Managers appointed by Eni’s Board of Directors.

b)	other Managers with Strategic Responsibilities of the financial instrument issuer not classed as a "small", in accordance with Article 3, paragraph 1, letter f) of Regulation no. 17221 of 12 March 2010, if they have, during the course of the year, received total compensation (obtained by adding the monetary compensation to the financial instrument-based compensation) in excess of the highest total compensation attributed to the members of the board of directors or management board, and to the general managers of the financial instrument issuer

Not applicable.

None of Eni’s Managers with Strategic Responsibilities have received total compensation during the course of the year in excess of the highest total compensation attributed to the members of the Board of Directors.

c)	natural persons controlling the share issuer, who are employees or who collaborate with the share issuer

Not applicable.

1.4	Description and numerical indication, broken down according to category:

a)	Managers with Strategic Responsibilities other than those specified under letter b) of paragraph 1.3

Managers with Strategic Responsibilities of Eni currently number 20.

b)	in the case of “small” companies, in accordance with Article 3, paragraph 1, letter f) of Regulation No. 17221 of 12 March 2010, the indication for the aggregate of all Managers with Strategic Responsibilities of the financial instrument issuer

Not applicable.

c)	any other categories of employees or collaborators for which different characteristics are envisaged for the Plan (e.g. Managers, middle management, employees, etc.).

Not applicable.

2.	The reasons behind the adoption of the Plan

2.1	Objectives to be achieved by means of the attribution of the Plan

With the expiry of the 2017-2019 Long-Term Share Incentive Plan, a new 2020-2022 share-based ILT plan has been introduced to support the achievement of the guidelines defined in the Company's Strategic Plan by promoting the alignment of management interests with the priority goal of creating sustainable value for shareholders, through an adequate balance of performance parameters.

In particular, the Plan integrates the performance conditions of the previous Plan related to the performance of Eni share (Total Shareholders Return) and industrial performance (Net Present Value of Proven Reserves), with new parameters connected to the economic/financial performance (Organic Free Cash Flow), as well as sustainability objectives (decarbonisation, energy transition and circular economy), supporting the implementation of the Strategic Plan in line with the targets announced to the market and in an approach to align with the interests of all stakeholders.

The Plan provides for three annual awards, each of which includes a three-year Vesting Period in line with the best practice in the industrial sector internationally.

2.2	Key variables, including in the form of performance indicators, considered in order to attribute the financial instrument based plans

The incentive levels are defined as a percentage of fixed remuneration, in accordance with the following principles of the remuneration policy adopted by Eni:

-	compensation package for management suitably balanced between: (i) a fixed component consistent with the powers and/or responsibilities assigned, in addition to being sufficient to remunerate service if the variable component is not paid, and (ii) a variable component defined within maximum limits and designed to link remuneration to actual performance, taking account of the risk profiles of the business;
-	consistency of the total remuneration with the market levels applicable for similar positions or roles with a similar level of responsibility and complexity, based on panels of companies that are comparable to Eni;
-	variable remuneration of managerial positions that have a greater influence on business performance characterized by a significant percentage of long-term incentive components, through appropriate deferment over a period of at least three years, in line with the long-term nature of Eni’s business and with the associated risk profile.

The performance indicators are given in paragraph 4.5 below.

2.3	Elements underlying the determination of the entity of the financial instrument based compensation, namely the criteria with which to determine it

See paragraph 2.2 and 4.5.

2.3.1	More detailed information

The value of the Eni Shares awarded for each beneficiary differ in accordance with the level of responsibility/criticality of the role, up to a maximum of 150% of fixed remuneration, which is the component of annual remuneration whose payment is guaranteed.

The link with performance conditions is covered in paragraph 4.5.

2.4	The reasons underlying any decision to attribute financial instrument based compensation plans not issued by the financial instrument issuer

Not applicable.

2.5	Evaluations with regards to significant tax and accounting implications which have affected the definition of the plans

The structure of the Plan has not been affected by applicable tax regulations or accounting considerations.

2.6	Any support of the plan by the special Fund to encourage workers to participate in businesses, pursuant to Article 4, paragraph 112 of Italian Law no. 350 of 24 December 2003

Not applicable.

3.	Approval procedure and timing for the granting of instruments

3.1	Scope of powers and functions delegated by the shareholders’ meeting to the board of directors in order to implement the Plan

The Eni Board of Directors Meeting on 18th March 2020 resolved, based on a proposal by the Compensation Committee of 2th March 2020 and with the abstention of the Chief Executive Officer, to submit the Plan to the Shareholders’ Meeting for approval.

Following the approval of the Shareholders’ Meeting, the Board of Directors will implement the Plan, deliberating the annual allocation of Eni Shares in favour of the CEO and, on the proposal of the Compensation Committee, the approval, for each annual award, of the Regulation and the targets of the absolute objectives, as well as, also through delegated subjects, the identification of beneficiaries on the basis of the defined criteria and any other terms and conditions for implementation to the extent they do not conflict with the resolutions of the Shareholders’ Meeting.

3.2	Indication of the parties appointed to administrate the plan and their function and competence

Administration of the Plan is entrusted to the competent Eni functions.

3.3	Any procedures in place for the review of plans, including in relation to any alteration of the basic objectives

There are no procedures for amending the Plan except as provided in paragraph 4.23.

3.4	Description of the methods by which to determine the availability and grant the financial instruments on which the Plan is based

The Plan provides for the granting of Eni Shares free of charge after three years from their award depending on the achievement of predefined performance conditions.

3.5	The role played by each director in determining the characteristics of said Plan, any situations of conflict of interest arising concerning the relevant directors

In line with the recommendations of the Corporate Governance Code for Listed Companies, which Eni has adopted, the conditions of the Plan have been defined based on a proposal by the Compensation Committee. The proposal to submit the Plan to the Shareholders’ Meeting, in accordance with Art. 114-bis of the Consolidated Law on Finance, was then approved by the Board of Directors, with the abstention of the Chief Executive Officer, after obtaining the favourable opinion of the Board of Statutory Auditors in accordance with Art. 2389, paragraph 3, of the Italian Civil Code.

The Plan, in relation to its Beneficiaries, constitutes a related party transaction subject to the approval of the Shareholders’ Meeting in accordance with Art. 114-bis of the Consolidated Law on Finance, therefore the specific procedures defined by Consob resolution No. 17221 of 12.3.2010 (“Regulation on related party transactions”) are not applied, in accordance with the provisions of the paragraph 10 of the Management System Guideline “Transactions with the interests of Directors and statutory auditors and transactions with related parties” adopted by Eni.

3.6	Date of the decision taken by the competent body to propose the approval of the plan to the shareholders’ meeting and any proposal of a remunerations committee, where existing

On 18th March 2020, the Board of Directors, based on a proposal by the Compensation Committee of 2th March 2020, resolved to submit the Plan to the Shareholders’ Meeting.

3.7	Date of the decision taken by the competent body with regards to the granting of instruments and the potential proposal to said body by a remunerations committee, where existing

The Plan’s implementation is resolved annually by the Board of Directors based on the proposal by the Compensation Committee, by the end of October for the award of Eni Shares by the end of November. Eni Shares are granted by the end of November of the year following the end of the three-year performance period, after the results are approved by the Board of Directors, subject to verification and approval by the Compensation Committee.

3.8	The market price, recorded on said dates, for the financial instruments on which the plans are based, if traded on regulated markets

The official Eni Share price at 18th March 2020 (the date of approval by the Board of Directors to submit the proposed Plan to the Shareholders’ Meeting): € 6,7995.

3.9	In the case of plans based on financial instruments traded on regulated markets, in what terms and how the issuer considers, when identifying the timing of the granting of instruments in implementation of the plan, the possible timing coincidence of:

i)	said granting or any decisions taken in this regard by the remunerations committee; and

ii) the diffusion of any significant information in accordance with Art. 114, paragraph 1 of the Consolidated Law on Finance: for example, if such information is: a) not already public and able to positively affect marketing listings, or b) already public and able to negatively affect market listings.

The Plan and its terms and conditions are previously approved with the ex-ante determination of the timing and the criteria for determining the number of Eni Shares to be granted without the possibility of exercising discretionary powers.

The number of Eni Shares to award to each beneficiary is calculated based on a set percentage of fixed remuneration (linked to the level of the position held) and with regard to the Award Price of Eni Share. The length of the period (4 months) considered for calculating the Award Price of Eni Shares rules out the possibility that the award can be significantly affected by the possible dissemination of inside information within the meaning of article 114, paragraph 1, of the Consolidated Law on Finance.

The granting of Eni Shares free of charge to each beneficiary takes place by the end of November of the year after the one in which the three-year performance period ends, (from 1st January of the award year to 31st December of the 3rd year), based on the Shares awarded and the performance results approved by the Board of Directors, subject to verification and approval of the Compensation Committee.

Beneficiaries are required to comply with the provisions of insider dealing legislation and applicable regulations, in particular with reference to the disposition of the shares involved in any granting after the verification of the achievement of the performance objectives.

4.	The characteristics of the instruments awarded

4.1	Description of the ways in which the compensation plans based on financial instruments are structured

The Plan provides for three annual awards of Eni Shares free of charge that may be granted after three years. The amount of the grant of Eni Shares is linked with the performance conditions achieved according to the specified parameters and other conditions.

For the purposes of the grant of Eni Shares to the Beneficiaries, Eni Shares already held as treasury shares will be used, allocated to serve the Plan subject to a specific resolution of the Shareholders’ Meeting.

4.2	Indication of the period of effective plan implementation also with reference to any different cycles envisaged

The Plan provides for three annual awards for the period 2020-2022. Each award is subject to a Vesting Period of three years and consequently the period of implementation of the Plan runs from 2020 to 2025, as described in the scheme below.

4.3	Plan expiration

The Plan will expire in 2025, at the end of the Vesting Period for the last award in 2022.

4.4	Maximum number of financial instruments, also in the form of options, granted each tax year in relation to the entities identified or the specified categories

The number of Eni Shares to award will be calculated based on a set percentage of the fixed remuneration, which is the component of the annual remuneration whose payment is guaranteed, and on the Award Price of Eni Share.

The number of Eni Shares to be granted will be defined as a percentage of those awarded, as specified in paragraph 4.5 below.

4.5	Methods and clauses for the implementation of the plan, specifying if the effective attribution of the instruments is subject to conditions being met or given results being achieved, including performance-related; a description of said conditions and results

The performance conditions of the Plan are related to four objectives, assessed for each Performance Period in comparison with the Peer Group or in absolute terms vs the target figures of the Strategici Plan, after a careful process of verifying the results actually achieved by the Remuneration Committee, which supports the resolutions passed on the issue by the Board of Directors.

The Objectives and related weightings are as follows:

•	25% Market objective: linked to the Total Shareholder Return (in comparison with Peer Group)

•	20% Industrial objective: Net Present Value of proven reserves (in comparison with Peer Group)

•	20% Economic-financial objective: Organic Free Cash Flow (absolute vs the target set forth in the Strategic Plan)

•	35% Environmental Sustainability and Energy Transition objectives, as follows:

-	15% Decarbonisation objective: GHG emission intensity (absolute vs the target set forth in the Strategic Plan)

-	10% Energy transition objective: development of electricity generation capacity from renewable sources (absolute vs the target set forth in the Strategic Plan)

-	10% Circular Economy objective: progress of projects (absolute vs the target set forth in the Strategic Plan)

The descriptions of each parameter are given below, together with related definition and performance verification methods, and the determination of shares to be granted at the end of the vesting period.

Relative parameters

-	Market Objective: measured as the difference between the Total Shareholder Return (TSR) of Eni Shares and the TSR of the FTSE Mib Index of Borsa Italiana Stock Exchange, adjusted with the Correlation Index, compared with similar differences for each company of the Peer Group, as shown in the following formula (weighted at 50%):

TSRA – TSRI * ρ A,I

Where:

TSRA: TSR of Eni or one of the companies in the Peer Group

TSRI: TSR of the Reference Stock Market Index of the Company for TSRA was calculated

ρ A, I: Correlation Index

-	Industrial Objective: measured as unit value of the Net Present Value of Proven Reserves (NPV) compared with the analogous value of each company in the Peer Group (weighted at 50%).

The TSR is calculated for all the companies in the performance period over three years in US dollars (USD), as the ratio between the 2 following terms:

1.	the difference (i) between the average reference price of the shares in the four months before the end of the performance period (in the case of dividends distributed during the Performance Period and in the four months before this, the share prices are adjusted by considering the dividends reinvested in the same share) and (ii) the average reference price of the shares in the four months before the start of the Performance Period (in the case of dividends distributed in the four months for calculating the average, the share prices are adjusted by considering the dividends reinvested in the same share);
2.	the average reference price of the shares in the four months before the start of the Performance Period (in the case of dividends distributed during the four months for calculating the average, the share prices are adjusted by considering the dividends reinvested in the same share).

For companies whose reference share prices are not originally expressed in USD (Eni, BP, Total, Royal Dutch Shell and Equinor), the above averages are calculated by converting to USD the daily reference prices of the shares and any dividends using the Bloomberg daily exchange rate (London close).

The TSR of each Reference Stock Market Index is calculated using the same methods employed for the TSR of Eni and of the companies in the Peer Group, including conversions to USD if necessary. Therefore, the Correlation Index is calculated considering the prices of the shares of the companies and the quotations of their Reference Stock Market Index appropriately converted to USD if necessary.

The Net Present Value represents the present value of the future cash flows of proven hydrocarbon reserves, net of future production and development costs and related taxes. It is calculated in accordance with the rules of FASB Extractive Activities - Oil & Gas (topic 932) and therefore allows a consistent comparison of data between the oil companies.

Calculation of the key elements of this indicator includes:

-	for proven reserves (developed and undeveloped), the valuation at the average price of the calculation year, which is held constant for future years unless contractual variations have already been defined;
-	for production and development costs, the valuation in constant terms (not inflated);
-	the application of a standardized discount rate of 10%.

The Net Present Value will be normalized excluding the impact of divestment and acquisition operations in order to track the company’s organic growth. Data are published in 10-K and 20-F Forms filed by oil companies with the US Securities and Exchange Commission (SEC). The results achieved for that parameter will be measured on an annual basis, with the final result equal to the average of the Annual Performances in the Performance Period.

At the end of each Vesting Period the final multiplier for the grant is determined as the weighted average of the partial multipliers of each parameter, which is then applied to the number of Awarded Shares in order to determine the number of Shares to grant. Each partial multiplier may range between 0 and 180% (100% target), with a threshold of 80% for the median ranking, as shown below.

Absolute parameters

-	Economic-financial objective: measured as the Organic Free Cash Flow cumulated in the three-year reference period, compared to the equivalent cumulated value provided for in the first 3 years of the Strategic Plan approved by the Board of Directors in the year of award and kept unchanged during the performance period.

The verification of Organic Free Cash Flow targets is conducted net of exogenous variables,1 using a gap-analysis approach approved by the Remuneration Committee, in order to assess the effective corporate performance deriving from the management action.

-	Decarbonisation objective: measured in terms of CO2eq emissions related to Eni operated Upstream production (tCO2eq/kboe) at the end of the three-year period compared with the same value expected in the 3rd year of the Strategic Plan approved by the Board of Directors in the year of award and kept unchanged during the performance period.

-	Energy Transition objective: measured in megawatts (MW) of installed capacity of power generation from renewables sources, at the end of the three-year performance period, compared with the same value expected in the 3rd year of the Strategic Plan approved by the Board of Directors in the year of award and kept unchanged in the performance period.

The result of the parameter is determined according to the International GHG Emission Reporting Standards (e.g. GHG protocol) appropriately implemented in the Eni regulatory system, with independent verification of final data by certification Companies.

-	Circular Economy objective: measured in terms of progress of three important projects at the end of the three-year performance period, compared with the progress expected in the 3rd year of the Strategic Plan approved by the Board of Directors in the year of award and kept unchanged during the performance period.

The result for each absolute parameter will be assessed on the basis of a partial multiplier ranging between 0 and 180% determined as a function of performance as in the following chart.

The performance levels (threshold, target and maximum) of the absolute parameters for the first 2020 award (with performance period 2020-2022) are shown in the following table.

(1) The three projects are related to:

•	Crescentino bioethanol plant;
•	Eni Rewind waste to fuel plant;
•	Zero palm oil charge at Gela and Venice refineries

1 Exogenous variables are those events that, due to their nature or though Company choice, are not under the control of the managers, such as, for example, Oil & Gas prices or the euro/dollar exchange rate.

The targets for subsequent awards will be determined and disclosed in the Remuneration Report of the award year.

The number of shares to grant (AAS) at the end of the vesting period is determined using the following formula:

AAS = AAT x MF

where AAT is the number of Eni shares awarded at the beginning of the vesting period and MF is the final multiplier equal to the weighted average of the partial multipliers of each parameter.

No Eni Shares are granted if the Final Multiplier is lower than 40%.

Finally, the Plan provides for the adoption, through the specific Regulation approved by the Board of Directors, on the proposal of the Remuneration Committee, of clawback and malus mechanisms that allow to apply:

-	the restitution of the variable component of remuneration, if already paid and/or granted (clawback);

-	the withholding/withdrawal of the variable components of remuneration, already vested but not yet paid and/or granted (malus).

These mechanisms shall apply in cases when the incentives (or the rights thereto) have vested based on data that subsequently proved to be manifestly misstated or in cases of wilful alteration of the same data.

The same mechanisms shall apply in cases of termination for disciplinary reasons, including serious and intentional violations of law and/or regulations, the Code of Ethics or Company rules, without prejudice to any action allowed under law for the protection of the Company’s interests.

The Policy provides that the activation of recoupment claims (or withdrawal of incentives awarded but not yet paid) must take place, once appropriate verification has been completed, within three years of payment (or award) in cases of error, and within five years in cases of deliberate intent to defraud.

4.6	Indication of any restrictions of availability affecting the instruments attributed or the instruments from the year of the options, with specific reference to the terms within which the subsequent transfer to the company or third parties is permitted or prohibited

In order to further enhance alignment with the interests of shareholders over the long term, the Plan states that, at the end of the Vesting Period, 50% of the Eni Shares granted are subject to a lock-up period, i.e. the Eni Shares cannot be transferred and/or sold, by managers employed, for 1 year after the grant date.

4.7	Description of any termination conditions in relation to the attribution of plans in the event that the addressees should carry out hedging operations that enable the neutralisation of any prohibitions of the sale of the financial instruments granted, also in the form of options, or financial instruments arising from the exercise of these options

Not applicable.

4.8	Description of the effects determined by the termination of employment

The Regulation of the Plan provides as follows:

-	in the cases of consensual termination of the Beneficiary’s employment relationship, or the loss of control by Eni of the Subsidiary of which the Beneficiary is an employee, or the transfer of the company (or of the business unit) of which the Beneficiary is an employee to a non-subsidiary, occurring by the date on which the Board of Directors establishes the final percentage for the grant, the cash value of a predefined percentage of the number of Awarded Shares, based on the Award Price, will be paid to the Beneficiary in proportion to the period between the award and the occurrence of the above events, as well as in relation to the results possibly recorded during this period;
-	in the case of the Beneficiary’s death, the heirs retain the right to receive the entire amount of the Awarded Shares at the Award Price;
-	in the cases of unilateral termination of the employment relationship, if the event occurs during the Vesting Period, there is no payment/granting of the Shares.

If the Chief Executive Officer is not reappointed at the end of the mandate, the granting of Eni Shares of each award will be made pro-rata with respect to the period of stay in the office, according to the results of performance achieved during the same period. In the other cases, the Plan Regulation will apply.

4.9	Indication of any other causes for the cancellation of the plans

In the event that the market conditions of Eni Share do not allow the implementation of the Plan within the limits of the defined provision, the Board of Directors may review the terms of the Plan or possibly cancel it.

4.10	Reasons in relation to the potential provision for “redemption” by the Company of the financial instruments covered by the plans, arranged in accordance with Art. 2357 et seq. of the Italian Civil Code; the beneficiaries of the redemption, specifying if it is only intended for specific categories of employees; the effects of the termination of employment on said redemption

Not applicable.

4.11	Any loans or other benefits intended to be granted for the purchase of shares in accordance with Art. 2358 of the Italian Civil Code

Not applicable.

4.12	Indication of assessments of the forecast burden for the company on the date of the related granting, as can be determined on the basis of the terms and conditions already defined, for the total amount and in relation to each plan instrument

In the case of achieving the maximum performance level (180%) during the Vesting Period of each award, in execution of the Plan, will be assigned a maximum of 20 million Eni Shares for all three grants, taking into account, among other things, the minimum price recorded by the Eni Share in the last three years sliding until the date before the Board of Directors approving the Plan (March 18, 2020). The corresponding cost to the Company of the implementation of the Plan, depending on the number of Eni Shares actually assigned and on the Award Price of Eni Shares, is currently not determinable and will be communicated in accordance with art. 84-bis of the Issuers' Regulation.

4.13	Indication of any dilution effects on the capital determined by the compensation plans

There is no impact on the amount of the share capital, as the Eni shares allocated to serve the Plan will be composed exclusively of Eni treasury shares already held, subject to specific authorization of the Shareholder’s Meeting.

The possible grant to Beneficiaries of Eni treasury shares will dilute the voting rights of the other Eni shareholders. Currently the voting rights attaching to Eni’s treasury shares are suspended in accordance with art. 2357-ter, paragraph 2, of the Italian Civil Code; once assigned to the Beneficiaries, these Eni Shares will give voting rights to their owners. The grant of Eni Shares to Beneficiaries can give rise to a maximum dilution of voting rights of 0,6% For example, a package of shares representative of 1% of voting rights before granting would be diluted maximally at 0,994%.

4.14	Any limits envisaged for the exercise of voting rights and the attribution of economic rights

Eni Shares granted at the end of the Vesting Period will enjoy ordinary rights since no limits to the exercise of voting rights or economic rights for these shares are envisaged, except as provided in paragraph 4.6.

4.15	If shares are not traded on regulated markets, all information that will help fully assess the value that can be assigned to them

Not applicable

4.16 - 4.22 Not applicable.

4.23	Criteria for the adjustments necessary following extraordinary capital operations and other operations entailing the change in the number of underlying instruments (capital increases, extraordinary dividends, groupings and splitting of the underlying shares, mergers and spin-offs, conversions into other share categories, etc.)

Eni’s Board of Directors, where the conditions exist, may adapt the terms and conditions of the Plan as a result of the following operations:

a)      grouping or splitting of shares representing Eni’s capital stock;

b)      increase of Eni’s capital stock free of charge;

c)      increase of Eni’s capital stock against payment, also through the issue of shares with warrants attached, bonds convertible into Eni shares and bonds with warrants to subscribe Eni shares; the sale of treasury shares that are not at the service of Share Incentive Plans is equated with a capital stock increase;

d)      reduction of Eni’s capital stock;

e)      distribution of extraordinary dividends with withdrawals from Eni reserves;

f)       merger, if this entails changes to Eni’s capital stock;

g)      spin-off of Eni;

h)      granting of assets in the Eni portfolio to shareholders;

i)       public purchase offers or public purchase and exchange offers involving Eni shares.

4.24	Share Issuers will add the attached table 1 to the Informative Document

The table containing information on the Plan will be provided, in accordance with Art. 84-bis of the Issuers’ Regulation, at the time the Shares are awarded during the implementation of the Plan to be approved by Eni’s Board of Directors.

Eni: filed the slates of Institutional Investors for the renewal of the corporate bodies

Rome, 18 April 2020 - Eni informs that yesterday evening a group of shareholders composed of asset management companies and other Institutional Investors(1), holders of a total of 1.34% of the share capital of Eni SpA, filed the slates for the renewal of the corporate bodies of Eni, in view of the renewal of the Board of Directors and of the Board of Statutory Auditors scheduled on the agenda of the Shareholders' Meeting called on May 13, 2020, on single call.

The slate of candidates for the office of Director is composed of the following candidates:

1. Karina Audrey Litvack

2. Pietro Angelo Mario Guindani

3. Raphael Louis L. Vermeir

The slate of candidates for the office of Statutory Auditor is composed of the following candidates:

Section I - Standing Statutory Auditors

1. Rosalba Casiraghi

2. Enrico Maria Bignami

Section II - Alternate Statutory Auditors

1. Claudia Mezzabotta

All the candidates declared to hold the independence requirements provided for by current legislation, the company by-laws and the Corporate Governance Code for listed companies.

The candidate Rosalba Casiraghi, indicated first in the Section of the slate of Standing Statutory Auditors, is proposed as Chairman of the Board of Statutory Auditors.

The slates, together with the relevant supporting documentation will be made available at the Company’s Registered Office in Rome, Piazzale Enrico Mattei, 1, at the Company’s website (www.eni.com, section “Governance/Shareholders’ Meeting 2020” section), at Borsa Italiana and at the centralized storage device authorised by Consob called "1Info", which can be consulted on the website www.1info.it, as provided by law. The documentation may be consulted at the registered office only if so permitted by applicable regulations.

(1) These are: Aberdeen Standard Investments; Allianz Azioni Italia; Allianz Global Investors Fund; Amundi Asset Management SGR S.p.A.; Anima SGR S.p.A.; Arca Fondi SGR S.p.A.; BancoPosta Fondi S.p.A.; Epsilon SGR S.p.A; Eurizon Investment SICAV; Eurizon Capital S.A.; Eurizon Capital SGR S.p.A.; Fidelity Funds - SICAV; Fideuram Asset Management Ireland; Fideuram Investimenti SGR S.p.A. Interfund Sicav - Interfund Equity Italy; Generali Insurance Asset Management S.p.A.; Generali Investments Luxembourg S.A.; Generali Investments Partners S.p.A.; Kairos Partners SGR S.p.A.; Legal&General Assurance (Pensions Management) Limited; Mediolanum Gestione Fondi SGR S.p.A.; Mediolanum International Funds Limited; Pramerica Sicav.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: filed the slates of Ministry of Economy and Finance for the renewal of the corporate bodies

Rome, 21 April 2020 - Eni informs that yesterday evening, the Shareholder Ministry of Economy and Finance (MEF), holder of 4.34% of the share capital of Eni SpA(1) filed the slates for the renewal of the corporate bodies of Eni, in view of the renewal of the Board of Directors and of the Board of Statutory Auditors, scheduled on the agenda of the Shareholders' Meeting called on May 13, 2020, on single call.

The slate of candidates for the office of Directors is composed of the following candidates:

1. Lucia Calvosa (*)

2. Claudio Descalzi

3. Filippo Giansante

4. Ada Lucia De Cesaris (*)

5. Nathalie Tocci (*)

6. Emanuele Piccinno.

(*) Candidate who declared to hold the independence requirements provided by the law (Articles 147-ter, paragraph 4 and 148, paragraph 3 of the Consolidated Law on Finance) and Article 3 of the Corporate Governance Code for listed companies.

The slate of candidates for the office of Statutory Auditor is composed of the following candidates:

Section I - Standing Statutory Auditors

1. Marco Seracini

2. Mario Notari

3. Giovanna Ceribelli

Section II - Alternate Statutory Auditors

1. Roberto Maglio

2. Monica Vecchiati.

With reference to the further items on the agenda of the aforementioned Eni Shareholders’ Meeting relating to the renewal of the Board of Directors and of the Statutory Auditors, the Shareholder MEF also announced its intention to submit at the Meeting the proposal to nominate Lucia Calvosa as Chairman of the Board of Directors (item 6 of the agenda).

The slates, together with the relevant supporting documentation will be made available at the Company’s Registered Office in Rome, Piazzale Enrico Mattei, 1, at the Company’s website (www.eni.com, “Governance/Shareholders’ Meeting 2020” section), at Borsa Italiana and at the centralized storage device authorised by Consob called "1Info", which can be consulted on the website www.1info.it. The documentation may be consulted at the registered office only if so permitted by applicable regulations.

(1) The MEF also owns, through the Cassa Depositi e Prestiti, a further 25.76% stake, for a total of 30.10% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: Board of Directors approves bond issue

Rome, 23 April 2020 – Eni's Board of Directors today approved the possible issue of one or more bonds, to be placed with institutional investors, with a value up to a maximum aggregate amount of 4 billion euro, or its equivalent in other currencies, to be issued in one or more tranches by 31 March 2022.

The bonds will enable Eni to pre-fund the future financial needs and to maintain a well- balanced financial structure. The bonds may be listed on one or more regulated markets.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad):

+ 80011223456 Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

Rome

April 24, 2020

Eni: first quarter 2020 results

Key operating and financial results

IVQ				IQ
2019				2020	2019	% Ch.
63.25		Brent dated	$/bbl	50.26	63.20	(20)
1.107		Average EUR/USD exchange rate		1.103	1.136	(3)
57.13		Brent dated	€/bbl	45.56	55.65	(18)
158		PSV	€/kcm	121	222	(45)
1,921		Hydrocarbon production	kboe/d	1,774	1,841	(4)
1,805		Adjusted operating profit(a)	€ million	1,307	2,354	(44)
2,051	of which:	E&P		1,037	2,308	(55)
118		G&P		431	335	29
(161)		R&M and Chemicals		16	(18)	..
546		Adjusted net profit (loss) (a)(b)		59	992	(94)
0.15		per share - diluted (€)		0.02	0.28
(1,891)		Net profit (loss) (b)		(2,929)	1,092	..
(0.53)		per share - diluted (€)		(0.82)	0.30
2,611		Adjusted net cash before changes in working capital at replacement cost (c)		1,953	3,415	(43)
3,725		Net cash from operations		975	2,097	(54)
2,154		Net capital expenditure (d)(e)		1,905	1,894	1
11,477		Net borrowings before lease liability ex IFRS 16		12,920	8,678	49
17,125		Net borrowings		18,681	14,496	29
47,900		Shareholders’ equity including non-controlling interest		45,385	52,776	(14)
0.24		Leverage before lease liability ex IFRS 16		0.28	0.16
0.36		Leverage after lease liability ex IFRS 16		0.41	0.27

(a) Non-GAAP measure. For further information see the paragraph “Non-GAAP measures” on page 17.

(b) Attributable to Eni’s shareholders.

(c) Non-GAAP measure. Net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses and provisions for extraordinary credit losses and other charges.

(d) Include capital contribution to equity accounted entities.

(e) Net of expenditures relating to reserves acquisition, purchase of minority interests and other non-organic items.

Eni’s Board of Directors yesterday approved the consolidated results for the first quarter of 2020 (not subject to audit). Having examined the results, Eni CEO Claudio Descalzi said:

“The period since March has been the most complex period the global economy has seen for more than 70 years. For the energy industry, and in particular for Oil&Gas, the complexity is even greater given the overlap of the effects of the pandemic with the collapse in oil prices. Eni is tackling this period by relying on a safe operating organisation for its employees, contractors, and the populations of its host countries. Furthermore, Eni’s people have shown an incredible capacity and willingness to adapt to the difficult circumstances at the moment, allowing the Group to operate with full continuity. I would like to thank them for this. The business portfolio is more resilient than ever before, while the capital structure is very solid thanks to actions taken in recent years. The Upstream portfolio, in particular, has a competitive break-even point and is flexible, allowing for activities and financial commitments to be adjusted as the situation develops. The Mid-Downstream portfolio is reacting well to the consumer crisis, recording EBIT that was higher than the same period in 2019. Overall, EBIT was above market forecasts, while cash flow from operations before working capital financed investments of €1.9 billion. The balance sheet is robust and above all shows €16 billion of cash on hand, which will allow the Group to manage the drop in business due to prices and the pandemic. Like everyone, we expect a complicated 2020, but thanks to our strengths we are sure we can swiftly resume our journey towards an even more profitable and sustainable future, as set out in our latest strategic plan.”

Quarterly highlights

Exploration & Production

●	Hydrocarbon production: 1.774 million boe/d, 3.6% lower than the first quarter of 2019. Net of price effects, the decline was 50% due to lower volumes in Libya driven by an anticipated contractual trigger, force majeure and lower entitlements/spending, more than offsetting positive portfolio contribution mainly from Norway. The remaining 50% of the reduced output for the quarter was due to the impact of lower gas demand, mainly in Egypt.

●	Started up oil production at the Agogo field, in Block 15/06 offshore Angola, just nine months after the discovery, thanks to the synergies with the Ngoma FPSO vessel operating the West Hub fields.

●	Completed a “fast track” project for exporting volumes of associated gas produced in Block 403 in Algeria, paving the way for the synergic development of the gas fields in the North Berkine leases.

●	Portfolio developments:

-	Awarded the operatorship of Block 28 (Eni’s interest 60%) in the Namibe and Benguela unexplored basins offshore Angola;

-	Awarded to the JV Vår Energi 17 new exploration licences (7 of which operated) in the three main basins of the Norwegian continental shelf.

●	Exploration success:

-	Drilled a second successful appraisal well at the Agogo discovery in Block 15/06 increasing the block’s resources by 1 billion barrels of oil in place;

-	Made an oil discovery in the Saasken exploration prospect in Block 10, offshore Mexico. Expected oil in place in the range of 200-300 million bbl;

-	Made a gas and condensates discovery in the exploration prospect Mahani-1, onshore the Sharjah Emirate (UAE), in the Concession B area, just one year after signing the concession agreement.

●	E&P’s adjusted operating profit of €1.04 billion, 55% lower y-o-y mainly driven by a significantly deteriorated trading environment and, to a lesser extent, by lower production volumes.

Gas & Power

●	Finalized the acquisition of a 70% interest in the Evolvere company. With this deal Eni becomes the leader in the market of distributed generation from renewables in Italy.

●	G&P’s adjusted operating of €0.43 billion, 29% higher y-o-y driven by optimizations at the gas and power assets portfolio in a volatile market and a growing performance in the retail business notwithstanding lower seasonal sales due to particularly mild winter weather and the impact of the economic downturn on consumption in the thermoelectric and industrial segments and on the provision for doubtful accounts. The LNG business reported lower results negatively affected by a downturn in Asian economies due to COVID-19 effects with fallout on LNG demand and prices.

Refining & Marketing and Chemicals

●	Completed the upgrading of the Crescentino plant for the production of bioethanol at industrial scale and restarted the biomass power plant for renewable electricity generation. R&D activities currently focused on developing a production process of bio-plastics from second-generation saccharose.

●	Acquired a 40% interest in Finproject, a company engaged in the segment of high-performance formulated polymer applications, in an effort to strengthen the product mix by increasing the exposure to products that are more resilient to the volatility of the chemical scenario. Closing is subject to customer antitrust review.

●	Signed an agreement with an Italian engineering company for developing a pyrolysis-based technology to transform mixed plastic waste, that cannot be mechanically recycled, into re-usable raw material.

●	R&M’s adjusted operating profit of €81 million in the first quarter was a significant improvement over the year-ago quarter (up by €53 million, almost 200%) more than offsetting an ongoing contraction in consumer demand due to the COVID-19. The improved quarterly performance was driven by better plant operations, cost reductions, as well as growth in the bio business with the ramp-up of the Gela biorefinery and steady results reported at marketing activities.

●	Chemicals’ adjusted operating loss of €65 million in the quarter was due to a weaker margin scenario and lower sales volumes in all the main end-markets impacted by the economic downturn.

Energy Solutions, decarbonization and circular economy

●	Started up a photovoltaic plant at the Porto Torres hub with a capacity of 31 MW.

●	Started up a wind farm in Kazakhstan with a capacity of 48 MW.

●	Started up construction works at the Batchelor and Manton projects in Australia targeting an installed capacity of 25 MW.

●	Closed the acquisition of a 49% stake in Falck Renewables that is operating five photovoltaic plants in the US (for a total installed capacity of 116 MW), including storage capacity, with the aim of developing joint projects in this market.

●	Started a collaboration with ENEA, an Italian energy agency, to develop a project to establish in the next seven years a scientific and technological center for studying and developing the DTT (Divertor Tokamak Test) fusion, with the participation of the European Union and various lenders including the EIB.

●	Eni signed a Memorandum of Understanding with ADNOC Refining, for the joint development of research initiatives on the capture and confinement of CO2 emissions.

●	Signed an agreement with Cassa Depositi e Prestiti, an Italian governmental agency affiliated with the Ministry of Finance, for developing industrial projects intended to produce biofuel and water out of solid urban waste based on Eni’s proprietary technologies, in line with the circular development model.

Group results

Quarterly results affected by the combined impact of an ongoing economic recession due to the COVID-19 and falling energy prices.

●	Adjusted operating profit: €1.31 billion, down by €1 billion, or by 44%, compared to the first quarter of 2019. Net of scenario effects of €1.1 billion and the negative impacts associated with COVID-19 of €0.15 billion[1], the performance was a positive of €0.2 billion, up by 16%.

●	Adjusted net profit at €59 million.

●	Net result: net loss of €2.93 billion (net profit of €1.1 billion in the first quarter of 2019) mainly due to the alignment of the book value of inventories to market prices current at the end of the quarter. Special charges also included impairment losses from oil&gas assets and negative fair-valued derivatives, which couldn’t be accounted as hedges, due to the scenario effects.

●	Net cash before changes in working capital at replacement cost: €1.95 billion, 43% lower than the same period of 2019 due to scenario effects of -€1.5 billion, including a non-cash change in fair-valued derivatives and the negative impacts associated with COVID-19 of €0.15 billion[1], partly offset by a positive performance of €0.2 billion.

●	Net cash from operations: approximately €1 billion (down by 54%), including a cash draw at the working capital which normally features the first quarter due to seasonal factors in gas and other products consumption.

1 They comprise a reduction in global gas demand, lower offtakes at LNG supply contracts in Asia, lower consumption of fuels and chemical products, operational impacts on hydrocarbon production, higher allowances for doubtful accounts due to an expected deterioration in the counterparty risk.

●	Net investments: €1.9 billion, fully funded through cash flow provided by operating activities before working capital effects.

●	Net borrowings: €18.7 billion (€12.9 billion when excluding lease liabilities) increasing by about €1.6 billion (up 9%) from December 31, 2019.

●	Leverage: 0.28, before the effect of IFRS 16, higher than the ratio at December 31, 2019 (0.24). Including IFRS 16, leverage was 0.41, or 0.37 excluding the share of lease liabilities attributable to E&P joint operators.

Outlook 2020

Eni assumes a gradual recovery in global consumption of oil, natural gas and power in the second half of the year, particularly in Eni’s reference markets.

Based on this macroeconomic scenario, Eni reduced the Company’s outlook for Brent crude oil prices, down to 45 $/bbl and 55 $/bbl respectively in 2020 and 2021. Spot gas prices at the Italian hub have been reduced by 15% in 2020 and by 30% in 2021, while refining margin is expected to decline by 18% in 2020. Considering a highly volatile scenario and ongoing disruptions in the global economy, management is going to disclose a sensitivity analysis of Eni’s 2020 results to changes in the scenario (see below).

Eni has promptly defined its responses to the current crisis scenario by reviewing the industrial plan for the year 2020 and 2021 in order to preserve the robustness of its balance sheet. The review of the industrial plan foresees:

●	Capex curtailments of approximately €2.3 billion for 2020, 30% lower than the initial capital budget, and anticipated further reductions of €2.5-3 billion in 2021, i.e. 30%-35% lower than original plans.

●	Expected a production level of 1.75–1.80 mboe/d in 2020, which is lower than initial projections due to capex curtailments, COVID-19 effects, a lower global gas demand also impacted by the pandemic effects and finally extension of force majeure in Libya for the entire first half of the year. This production guidance does not take into account any possible impacts associated with the recently announced OPEC+ cuts that are to be implemented on a field-by-field basis.

●	Capex revisions focused in the E&P segment, with the re-phasing of a number of projects, which are nonetheless expected to resume quickly once market fundamentals improve, thus recovering any lost production volumes.

●	Implemented widespread initiatives to save approximately €600 million of expenses in 2020.

●	At management’s assumption of an average Brent price of 45 $/bbl for FY 2020, expected adjusted cash flow before working capital changes of €7.3 billion. The sensitivity of this cash flow to movements in crude oil prices is estimated at €180-190 million for each one-dollar change in the Brent crude oil prices and commensurate changes in gas prices applicable to deviation in a range of 5-10 $/bbl from the base-case scenario, also assuming no further management’s initiatives and excluding effects on dividends from equity accounted entities.

●	2020 Ebit adjusted mid-downstream (G&P, R&M with pro-forma ADNOC and Versalis): €0.6 billion.

●	Suspended the share repurchase plan for 2020. The plan will be reconsidered when the Brent price for the referenced year, which is the benchmark for decisions relating to the buy-back plan activation, is at least equal to 60 $/barrel.

●	Eni is well equipped to withstand the downturn leveraging the resilience of its portfolio of conventional oil and gas properties with low break-even prices and a robust financial position: at March 31, 2020, the Company can count on a liquidity reserve of €16 billion, consisting of cash on hands of €3.6 billion, €6.6 billion of readily disposable securities, €1.1 billion of short-term financing receivables and €4.7 billion of undrawn committed borrowing facilities.

Business segments operating results

Exploration & Production

Production and prices

IVQ			IQ
2019			2020	2019	% Ch.
	Production
926	Liquids	kbbl/d	892	887	0.6
5,379	Natural gas	mmcf/d	4,768	5,157	(7.5)
1,921	Hydrocarbons	kboe/d	1,774	1,841	(3.6)
	Average realizations
59.06	Liquids	$/bbl	43.58	58.08	(25)
4.79	Natural gas	$/kcf	4.28	5.61	(24)
43.44	Hydrocarbons	$/boe	33.71	44.82	(25)

●	In the first quarter of 2020, oil and natural gas production averaged 1,774 kboe/d. 50% of the decline was due to reduced volumes in Libya driven by an anticipated contractual trigger, geopolitical instability and lower entitlements/spending, despite positive portfolio contributions in Norway. The remaining 50% of the reduced output for the quarter was a result of the impact of lower gas demand, mainly in Egypt. Eni’s production performance in the quarter was nonetheless positive and was driven by volumes ramp-ups in Mexico and Algeria and better fields performance in Nigeria, Kazakhstan, Ghana and the United Arab Emirates. These increases offset mature field declines and unplanned facility downtime.

●	Liquids production was 892 kbbl/d (887 kbbl/d in the first quarter of 2019). Production growth in Kazakhstan, Ghana and the United Arab Emirates, as well as the ramp-ups of the period, mainly in Mexico, were offset by lower production in Libya and Congo and mature field declines.

●	Natural gas production amounted to 4,768 mmcf/d in the period decreasing by 7.5% y-o-y. Lower production in Libya and the impact of lower natural gas demand in certain areas (Egypt and Venezuela) and LNG demand were partly offset by the growth in Nigeria, Ghana and Algeria.

Results

IVQ		IQ
2019	(€ million)	2020	2019	% Ch.
830	Operating profit (loss)	715	2,289	(69)
1,221	Exclusion special items of operating profit (loss)	322	19
2,051	Adjusted operating profit (loss)	1,037	2,308	(55)
(40)	Net finance (expense) income	(115)	(124)
114	Net income (expense) from investments	(59)	62
(1,297)	Income taxes	(651)	(1,175)
61.0	tax rate (%)	75.4	52.3
828	Adjusted net profit (loss)	212	1,071	(80)
	Results also include:
114	Exploration expenses:	175	117	50
63	- prospecting, geological and geophysical expenses	55	82
51	- write-off of unsuccessful wells	120	35
1,775	Capital expenditure	1,258	1,986	(37)

●	In the first quarter of 2020, the Exploration & Production segment reported an adjusted operating profit of €1,037 million, 55% lower than the first quarter 2019, driven by a negative €1.1 billion of scenario effect and by lower production volumes (-€0.17 billion). The scenario loss was attributable to lower liquids realizations driven by a 20% decline in the price of the Brent crude oil benchmark for the quarter and lower gas prices at the Italian spot market PSV (-45%), which are the main benchmark to which our equity volumes are indexed, only partially offset by the appreciation of the USD vs. EUR (+3%), as well as a loss incurred in reselling the gas entitlements of a Libyan partner, which were marketed in Europe. This reselling price is excluded from the calculation of Eni’s average realized gas prices disclosed in the table on page 5, because the realized prices are calculated only with reference to equity production. Scenario effects also included higher amortization charges driven by an increased asset retirement cost capitalized as part of property, plant and equipment due to lower discount rates y-o-y.

On a constant scenario basis, the reduction was driven by unfavorable volume/mix effects and bigger write-off expenses related to unsuccessful exploration wells, partly offset by opex cuts.

Operating profit included the result relating to certain hydrocarbon volumes of 2 kboe/d mainly gas, comprised in the production for the period, whereby the price was paid by the buyer without lifting the underlying volume due to the take-or-pay clause in a long-term supply agreement. Management has ascertained that it is highly likely that the buyer will not redeem its contractual right to lift the pre-paid volumes in future reporting periods within the contractual terms.

●	Adjusted net profit of €212 million decreased by 80% due to a lower operating profit and losses incurred at joint ventures and associates of €59 million, which included Eni’s share of result at the JV Vår Energi (a loss of €37 million), while the equity-accounted entity Angola Lng reported lower earnings (-€15 million) driven by a significantly deteriorated trading environment for LNG.

The result was also significantly and negatively affected by an increased adjusted tax rate (up by 23 percentage points) due to: (i) a higher share of taxable profit reported in Countries with higher taxation (for example the UAE and Algeria), (ii) a higher relative weight on pre-tax profit of non-deductible expenses and of a lower deductibility of expenses at the Company’s PSAs due to depressed commodity prices; and (iii) the fact that in 2020 the Company has continued incurring losses at the reselling of gas entitlements of a Libyan partner resulting in a distortion to the tax rate.

For the disclosure on business segment special charges, see page 10.

Gas & Power

Sales

IVQ			IQ
2019			2020	2019	% Ch.
158	PSV	€/kcm	121	222	(45)
133	TTF		102	195	(48)
	Natural gas sales	bcm
8.67	Italy		8.97	10.77	(17)
6.90	Rest of Europe		6.83	8.00	(15)
1.14	of which: Importers in Italy		0.96	1.02	(6)
5.76	European markets		5.87	6.98	(16)
1.52	Rest of World		0.95	2.56	(63)
17.09	Worldwide gas sales		16.75	21.33	(21)
2.70	of which: LNG sales		2.50	2.70	(7)
9.92	Power sales	TWh	9.89	10.14	(2)

●	In the first quarter of 2020, natural gas sales of 16.75 bcm decreased by 21% from the same period of the previous year. Sale in Italy of 8.97 bcm were 17% lower than the corresponding quarter a year ago mainly due to weaker seasonal sales and the impact of an ongoing economic downturn following the containment measures in Italy and Europe as a result of the spread of COVID-19. Sales in the European markets amounted to 5.87 bcm, a decrease of 16% from the comparative period as result of lower volumes marketed in Germany and Turkey.

●	Power sales were 9.89 TWh, reporting a small decrease y-o-y (down by 2%) due to an economic slowdown in connection with lockdown measure adopted to contain the COVID-19.

Results

IVQ		IQ
2019	(€ million)	2020	2019	% Ch.
264	Operating profit (loss)	208	208
(146)	Exclusion special items of operating profit (loss)	223	127
118	Adjusted operating profit (loss)	431	335	29
2	- Gas & LNG Marketing and Power	274	189	45
116	- Eni gas e luce	157	146	8
1	Net finance (expense) income		2
6	Net income (expense) from investments	(1)	7
(48)	Income taxes	(113)	(105)
38.4	tax rate (%)	26.3	30.5
77	Adjusted net profit (loss)	317	239	33
81	Capital expenditure	57	42	36

●	In the first quarter of 2020, the Gas & Power segment reported adjusted operating profit of €431 million, up by 29% y-o-y, with both businesses performing well. The better operating performance in the GLP business benefitted from optimization initiatives at the gas and power asset portfolio against the backdrop of high price volatility, partly offset by a declining performance at the LNG business due to the lockdown of Asian economies in response to the COVID-19, which forced a number of buyers to reduce liftings at LNG supply contracts, exacerbating a global glut in the gas market and pricing pressure. The retail business posted steady results (the adjusted operating profit was up by €11 million vs. the year-ago quarter, up by 8%); lower seasonal sales due to particularly mild winter weather and the negative impact of the economic downturn on consumption in the industrial and thermoelectric segments and higher provisions for doubtful accounts based on expectations of a deterioration in credit quality were more than offset by gains at commercial initiatives, cost efficiencies, as well as by the contribution of extra-commodity services in Italy.

●	Adjusted net profit (€317 million) increased by 33%.

For the disclosure on business segment special charges, see page 10.

Refining & Marketing and Chemicals

Production and sales

IVQ			IQ
2019			2020	2019	% Ch.
4.2	Standard Eni Refining Margin (SERM)	$/bbl	3.6	3.4	6
4.86	Throughputs in Italy	mmtonnes	4.06	4.94	(18)
0.64	Throughputs in the rest of Europe		0.55	0.41	34
2.16	Throughputs in the Middle East (ADNOC Refining 20%)		1.42		..
7.66	Total throughputs		6.03	5.35	13
85	Average refineries utilization rate	%	74	86
126	Bio throughputs	ktonnes	188	80	..
	Marketing
2.02	Retail sales in Europe	mmtonnes	1.64	1.95	(16)
1.42	Retail sales in Italy		1.12	1.38	(19)
0.60	Retail sales in the rest of Europe		0.52	0.57	(9)
23.4	Retail market share in Italy	%	23.2	24.0
2.65	Wholesale sales in Europe	mmtonnes	2.08	2.26	(8)
1.93	Wholesale sales in Italy		1.51	1.69	(11)
0.72	Wholesale sales in the rest of Europe		0.57	0.57
	Chemicals
1.03	Sales of petrochemical products	mmtonnes	0.89	1.04	(15)
68	Average plant utilization rate	%	58	65

●	In the first quarter 2020, the Eni Standard Refining Margin continued on a downward trend that was already underway in the final part of 2019, remaining on non-remunerative values (3.6 $/barrel the average quarterly level, in line with 2019). However, in March refining margins staged a rebound, compared to the depressed values registered in the previous two months, due to a drop in the cost of the crude oil feedstock. Furthermore, price differentials with the Brent crude have widened considerably in this time frame (down by 2 $/bbl compared to the positive values of 2019).

●	Eni refining throughputs on own account of the first quarter of 2020 were 6.03 mmtonnes, up by 13% from 2019 due to the acquisition of the 20% in ADNOC Refining finalized on July 31, 2019. When excluding this effect, throughputs declined by 14% due to lower volumes processed at the Taranto and Sannazzaro refineries as a result of higher maintenance activities and at Livorno due to negative scenario effects, partly offset by higher throughputs at the Bayernoil refinery, following the re-entry into operations of the topping unit at the Vohburg plant.

●	Bio throughputs more than doubled compared to 2019, due to the start-up of the Gela biorefinery in August 2019, which more than offset higher unplanned shutdowns at the Venice unit.

●	Retail sales in Italy were 1.12 mmtonnes (down by 19% y-o-y) declining in all the segments, particularly in the motorway segment as a result of lower consumption recorded in February, due to the lockdown following the spread of COVID-19. Market share for the quarter was 23.2% (24% in the first quarter 2019).

●	Wholesale sales in Italy were 1.51 mmtonnes, down by 11% y-o-y, due to lower sales of jet fuel and gasoline, following declining consumptions by February 2020 due to the lockdown to contain the spread of the COVID-19.

●	Retail and wholesale sales in the rest of Europe of 1.1 mmtonnes decreased by 4% y-o-y mainly as a result of lower volumes marketed in Spain, France and Austria, partly offset by higher sales in Germany due to the restart of the Bayernoil plant.

●	Sales of petrochemical products of 0.89 mmtonnes decreased by 15% y-o-y. The reduction impacted all the business segments, with the largest losses occurring in the intermediate and polyethylene commodities due to weaker demand at the main end-markets, particularly the automotive sector, exacerbated by the economic impact of COVID-19. However, in March, margins related to virgin naphtha rebounded strongly due to a sudden drop in the feedstock cost and briks demand for certain sub-segments tied to the COVID-19 emergency.

●	Petrochemical product margins reported weak trends in the January-February period due to the economic slowdown and competitive pressure. However, in March, the cracker margin recovered significantly due to the decreasing feedstock.

Results

IVQ		IQ
2019	(€ million)	2020	2019	% Ch.
(1,006)	Operating profit (loss)	(1,910)	428	..
(3)	Exclusion of inventory holding (gains) losses	1,691	(402)
848	Exclusion special items of operating profit (loss)	235	(44)
(161)	Adjusted operating profit (loss)	16	(18)	189
(37)	- Refining & Marketing	81	28	189
(124)	- Chemicals	(65)	(46)	..
(6)	Net finance (expense) income	(8)	(7)
28	Net income (expense) from investments	(10)	21
27	Income taxes	(62)	(11)
(112)	Adjusted net profit (loss)	(64)	(15)	(327)
285	Capital expenditure	235	188	25

●	In the first quarter of 2020, the Refining & Marketing business reported an adjusted operating profit of €81 million, €53 million higher than the first quarter 2019, up by 189%. This remarkable increase was driven by better results at the refining business, due to improved plant utilization rates, opex savings, as well as higher margins and volumes of bio throughputs which benefitted from the start-up of the Gela bio-refinery in August 2019. The marketing business reported positive performances both in the retail and wholesale segments, notwithstanding a collapse of fuels sales in March due to full enactment of lockdown measures in Italy in response to COVID-19.

●	In the first quarter of 2020, the Chemical business reported an adjusted operating loss of €65 million, worsening from the same period of 2019 (down by €19 million), affected by already weak demand trends in the main end-markets, in particular the automotive sector, exacerbated by the global economic downturn caused by the lockdown measures related to COVID-19. In a shrinking global market, downward margin trends were made worse by rising competitive pressure from producers with lower feedstock costs and bigger cost economies (e.g., US producers using ethane-based crackers). These drivers determined unprofitable spreads between product prices and feedstock costs mainly for polyethylene and a profitability decline at styrenics and elastomers. The operating performance was also negatively affected by maintenance activities at the Priolo hub and at the Dunkerque steam cracker.

●	Adjusted net result was a loss of €64 million, down by €49 million from the same period of 2019, due to a loss related to the investment in ADNOC Refining which was negatively affected by a weak margins scenario in the Middle East and planned maintenance activities, partially offset by dividends earned from entities valued at fair value through OCI.

For the disclosure on business segment special charges, see page 10.

Group results

IVQ		IQ
2019	(€ million)	2020	2019	% Ch.
16,215	Net sales from operations	13,873	18,540	(25)
(178)	Reported operating profit (loss)	(1,095)	2,518	..
14	Exclusion of inventory holding (gains) losses	1,577	(272)
1,969	Exclusion of special items (a)	825	108
1,805	Adjusted operating profit	1,307	2,354	(44)
	Breakdown by segment:
2,051	Exploration & Production	1,037	2,308	(55)
118	Gas & Power	431	335	29
(161)	Refining & Marketing and Chemicals	16	(18)	189
(211)	Corporate and other activities	(211)	(137)	(54)
8	Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	34	(134)

(1,891)	Net profit (loss) attributable to Eni’s shareholders	(2,929)	1,092	..
10	Exclusion of inventory holding (gains) losses	1,118	(192)
2,427	Exclusion of special items (a)	1,870	92
546	Adjusted net profit (loss) attributable to Eni’s shareholders	59	992	(94)

(a) For further information see table “Breakdown of special items”.

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Adjusted results

●	In the first quarter of 2020, the Group’s adjusted operating profit of €1,307 million was down by 44% from the same period of 2019. Net of scenario effects of €1.1 billion and the negative impacts associated with COVID-19 of €0.15 billion[2], the performance was a positive of €0.2 billion, up by 16%, due to the drivers disclosed in the business segments review.

●	In the first quarter of 2020, adjusted net result was €59 million, down by 94%, due to a weaker operating performance and to lower results at JVs and other industrial investments due to a deteriorated macroeconomic backdrop. Furthermore, the net result was negatively impacted by an increased adjusted tax rate reaching 92% (up by 38 percentage points compared to the same quarter of the previous year) reflecting the higher tax rate of the E&P segment, which increased to 75%, up by 23 percentage points y-o-y due to: (i) a higher share of taxable profit reported in Countries with higher taxation (for example the UAE and Algeria); (ii) a higher relative weight on pre-tax profit of non-deductible expenses and of a lower deductibility of expenses at the Company’s PSAs due to depressed commodity prices; and iii) the fact that in 2020 the Company has continued incurring losses at the reselling of gas entitlements of a Libyan partner resulting in a distortion to the tax rate. Finally, the higher Group tax rate of 92% compared to the tax rate of the E&P segment at 75% was driven by non-deductible losses incurred at joint ventures and other equity-accounted investments and by the fact that losses incurred at Italian operations are accruing deferred tax assets at the statutory rate of 24%.

Special items

The breakdown of special items of operating profit by segment (net charges of €825 million) is the following:

●	E&P: net charges of €322 million included impairments of oil and gas properties (€197 million) following an impairment review of all oil&gas CGUs, driven by downward revisions of commodity prices in the short and medium term (€197 million), an allowance for doubtful accounts relating a barrel-denominated receivable to align its carrying value to current value (€89 million) and risk provisions (€27 million);

●	G&P: net charges of €223 million included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (€184 million) and the reclassification to adjusted operating profit of the positive balance of €46 million related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables;

2 They comprise a reduction in global gas demand, lower offtakes at LNG supply contracts in Asia, lower consumption of fuels and chemical products, operational impacts on hydrocarbon production, higher allowances for doubtful accounts due to an expected deterioration in the counterparty risk.

●	R&M and Chemicals: net charges of €235 million including asset impairments driven by a deteriorated refining scenario and write-downs of capital expenditure relating to certain Cash Generating Units in the R&M business that were impaired in previous reporting periods and continued to lack any profitability prospects (overall €139 million), environmental provisions (€15 million) as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be eligible for the own use exemption (€85 million).

Special items of investments related to: (i) charges of €565 million relating to the Vår Energi JV, which incurred oil&gas asset impairments reflecting the revision of the Brent price scenario for the 2020-2021 years as well as accrued currency translation differences at finance debt denominated in a currency other than the reporting currency for which the reimbursement cash outflows are expected to be matched by highly probable cash inflows, from the sale of production volumes, in the same currency as the finance debt as part of a natural hedge relationship; (ii) a loss of €139 million relating to the alignment of raw material and products inventories to their net realizable values at period end at ADNOC Refining.

Reported results

In the first quarter of 2020, the Group reported a net loss attributable to Eni’s shareholders of €2,929 million compared to a net profit of €1,092 million reported in the same period of the previous year due to an operating loss of approximately €1.1 billion.

In addition to the drivers described in the review of the Company’s business segments, the quarterly performance was negatively and significantly affected by the impact of falling oil prices on inventories evaluation, which were aligned to their net realizable values at period end (resulting in an operating charge of €1.6 billion), impairment losses taken at oil&gas assets and refineries driven by an unfavorable scenario (€0.34 billion) and negative fair-valued derivatives that lacked the formal criteria to be accounted as hedges.

The Group incurred losses of about €800 million at joint ventures and other industrial investments which were negatively affected by the same market and industrial trends as operated activities, as well as the impact of USD appreciation against all major currencies leading to the incurrence of exchange rate expenses, in addition to impairment losses of tangible assets and inventories.

Finance expenses increased by approximately €172 million due to lower gains from mark-to-market of securities held for trading.

Reported tax rate was affected by the same negative trends discussed in the section “Adjusted results”.

Net borrowings and cash flow from operations

IVQ		IQ
2019	(€ million)	2020	2019	Change
(1,889)	Net profit (loss)	(2,927)	1,095	(4,022)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
4,234	- depreciation, depletion and amortization and other non monetary items	3,335	1,954	1,381
(126)	- net gains on disposal of assets	(3)	(5)	2
1,558	- dividends, interests and taxes	721	1,482	(761)
1,338	Changes in working capital related to operations	685	(1,590)	2,275
119	Dividends received by equity investments	156	530	(374)
(1,332)	Taxes paid	(738)	(1,153)	415
(177)	Interests (paid) received	(254)	(216)	(38)
3,725	Net cash provided by operating activities	975	2,097	(1,122)
(2,241)	Capital expenditure	(1,590)	(2,239)	649
(26)	Investments	(222)	(30)	(192)
274	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	8	6	2
(178)	Other cash flow related to capital expenditure, investments and disposals	(93)	68	(161)
1,554	Free cash flow	(922)	(98)	(824)
(126)	Borrowings (repayment) of debt related to financing activities	(735)	(65)	(670)
555	Changes in short and long-term financial debt	(452)	(210)	(242)
(225)	Repayment of lease liabilities	(249)	(230)	(19)
(180)	Dividends paid and changes in non-controlling interests and reserves
(17)	Effect of changes in consolidation, exchange differences and cash and cash equivalent	5	8	(3)
1,561	NET CASH FLOW	(2,353)	(595)	(1,758)
2,611	Adjusted net cash before changes in working capital at replacement cost	1,953	3,415	(1,462)
IVQ		IQ
2019	(€ million)	2020	2019	Change
1,554	Free cash flow	(922)	(98)	(824)
(225)	Repayment of lease liabilities	(249)	(230)	(19)
	Net borrowings of acquired companies	(66)		(66)
83	Exchange differences on net borrowings and other changes	(206)	(61)	(145)
(180)	Dividends paid and changes in non-controlling interest and reserves
1,232	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(1,443)	(389)	(1,054)
	IFRS 16 first application effect		(5,746)	5,746
225	Repayment of lease liabilities	249	230	19
(65)	New leases subscription of the period and other changes	(362)	(302)	(60)
160	Change in lease liabilities	(113)	(5,818)	5,705
1,392	CHANGE IN NET BORROWINGS	(1,556)	(6,207)	4,651

Net cash provided by operating activities was €975 million in the first quarter of 2020, decreasing by over 50% from the same period of the previous year due to the worsening scenario.

Changes in working capital were €685 million and reflected a lower amount of trade receivables due in subsequent reporting periods divested to financing institutions compared to the fourth quarter 2019 (down by €0.47 billion).

Net cash before changes in working capital at replacement cost was €1,953 million declining by 43% y-o-y due to scenario effects of -€1.5 billion, including a non-cash change in fair-valued derivatives and the negative impacts associated with COVID-19 of €0.15 billion, partly offset by a positive performance of €0.2 billion.

Group cash tax rate was 30% (29% in the first quarter 2019).

Cash outflows for capital expenditure and investments were €1,812 million, including the acquisition of the Evolvere company and an interest in Falck Renewables.

Net of the above-mentioned non-organic items and of utilization of trade advances cashed by Egyptian partners in previous reporting periods in relation to the financing of the Zohr project (€0.3 billion), net capital expenditures amounted to €1.9 billion.

Summarized Group Balance Sheet

(€ million)	March 31, 2020	Dec. 31, 2019	Change

Fixed assets
Property, plant and equipment	62,191	62,192	(1)
Right of use	5,429	5,349	80
Intangible assets	3,207	3,059	148
Inventories - Compulsory stock	558	1,371	(813)
Equity-accounted investments and other investments	9,014	9,964	(950)
Receivables and securities held for operating purposes	1,288	1,234	54
Net payables related to capital expenditure	(2,181)	(2,235)	54
	79,506	80,934	(1,428)
Net working capital
Inventories	3,803	4,734	(931)
Trade receivables	8,375	8,519	(144)
Trade payables	(8,990)	(10,480)	1,490
Net tax assets (liabilities)	(1,970)	(1,594)	(376)
Provisions	(13,339)	(14,106)	767
Other current assets and liabilities	(2,181)	(1,864)	(317)
	(14,302)	(14,791)	489
Provisions for employee post-retirements benefits	(1,156)	(1,136)	(20)
Assets held for sale including related liabilities	18	18
CAPITAL EMPLOYED, NET	64,066	65,025	(959)

Eni’s shareholders equity	45,277	47,839	(2,562)
Non-controlling interest	108	61	47
Shareholders’ equity	45,385	47,900	(2,515)
Net borrowings before lease liabilities ex IFRS 16	12,920	11,477	1,443
Lease liabilities	5,761	5,648	113
- of which Eni working interest	3,802	3,672	130
- of which Joint operators’ working interest	1,959	1,976	(17)
Net borrowings after lease liabilities ex IFRS 16	18,681	17,125	1,556
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	64,066	65,025	(959)
Leverage before lease liability ex IFRS 16	0.28	0.24	0.04
Leverage after lease liability ex IFRS 16	0.41	0.36	0.05
Gearing	0.29	0.26	0.03

●	As of March 31, 2020, fixed assets decreased by €1,428 million mainly due to the write-down of compulsory stock following a decline in crude oil and product prices and to the reduction in the item “Equity accounted investments and other investments” driven by losses incurred at equity-accounted entities (Vår Energi and ADNOC Refining). Property, plants and equipment were almost unchanged due to additions in relation to capex incurred in the period and foreign currency translation effects and detractions due to amortization, depletion, impairments and write-offs.

●	Net working capital (-€14,302 million) increased by €489 million due to lower trade payables (down by €1,490 million) and lower provisions due to higher discount rates (worsening spreads applied to each class of credit rating). These decreases were partly offset by the lower value of oil and products inventories due to the alignment to market prices at the end period (down by €931 million) and the increase of tax payables (up by €376 million) due to the recognition of income taxes in the period and by an advanced payment of excise taxes made in December 2019.

●	Shareholders’ equity (€45,385 million) decreased by €2,515 million compared to December 31, 2019. Net loss for the period (-€2,927 million) and a negative change in the fair value of the cash flow hedge reserve (-€427 million) were partly offset by the increase in foreign currency translation differences (€578 million) reflecting the appreciation of the dollar vs. the euro.

●	Net borrowings[3] as of March 31, 2020 was €18,681 million increasing by €1,556 million from 2019. When excluding the lease liabilities, net borrowings were re-determined at €12,920 million increasing by approximately €1.4 billion.

3 Details on net borrowings are furnished on page 23.

●	Leverage[4] – the ratio of the borrowings to total equity - was 0.41 at March 31, 2020, due to the increase in net borrowings in the quarter. The impact of the lease liability pertaining to joint operators in Eni-led upstream unincorporated joint ventures weighted on leverage for approximately 4 points. Excluding the impact of IFRS 16 altogether, leverage would be 0.28.

4 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 17 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results of the first quarter of 2020 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis. Results and cash flow are presented for the first quarter of 2020 and of 2019 as well as the fourth quarter of 2019. Information on the Company’s financial position relates to end of the periods as of March 31, 2020 and December 31, 2019.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2019 Annual Report on Form 20-F filed with the US SEC on April 2, 2020, which investors are urged to read.

Re-organization of trading oil activities

Effective January 1, 2020 with a view to improving integration across businesses in the oil supply chain aiming at minimizing the commodity risk exposure and optimizing the value of equity production and internal processing needs, the Company has reorganized the activity of trading oil, the scope of which includes enhancement and optimization of the oil commodity portfolio, supplies of crudes and products for our refining system and hedging any internal imbalances through purchases/sales at the open market. As result of this, organizational and profit responsibilities relating trading oil activities have been transferred to the Refining & Marketing business, whereas previously they were part of the Gas & Power segment. As provided by international reporting standards regulating the topic of segmental information, in case of major reorganization of the reporting segments the comparative periods are to be restated to allow comparability. Below it is provided the restated segmental information of the operating segments involved by the above described reorganization, both reported and adjusted.

	As published
(€ million)	G&P	R&M and Chemicals	Group
First quarter 2019
Sales from operations	14,008	5,391	18,540
Operating profit (loss)	358	278	2,518
Adjusted operating profit (loss)	372	(55)	2,354
Second quarter 2019
Sales from operations	13,153	6,140	18,440
Operating profit (loss)	95	(52)	2,231
Adjusted operating profit (loss)	46	48	2,279
Third quarter 2019
Sales from operations	11,485	6,110	16,686
Operating profit (loss)	(24)	(68)	1,861
Adjusted operating profit (loss)	93	145	2,159
Fourth quarter 2019
Sales from operations	11,369	5,693	16,215
Operating profit (loss)	270	(1,012)	(178)
Adjusted operating profit (loss)	143	(186)	1,805
Full year 2019
Sales from operations	50,015	23,334	69,881
Operating profit (loss)	699	(854)	6,432
Adjusted operating profit (loss)	654	(48)	8,597
Identifiable assets	9,176	12,336	91,795

	As restated
(€ million)	G&P	R&M and Chemicals	Group
First quarter 2019
Sales from operations	6,518	9,771	18,540
Operating profit (loss)	208	428	2,518
Adjusted operating profit (loss)	335	(18)	2,354
Second quarter 2019
Sales from operations	4,007	11,908	18,440
Operating profit (loss)	139	(96)	2,231
Adjusted operating profit (loss)	43	51	2,279
Third quarter 2019
Sales from operations	3,383	10,962	16,686
Operating profit (loss)	(84)	(8)	1,861
Adjusted operating profit (loss)	89	149	2,159
Fourth quarter 2019
Sales from operations	4,121	9,719	16,215
Operating profit (loss)	264	(1,006)	(178)
Adjusted operating profit (loss)	118	(161)	1,805
Full year 2019
Sales from operations	18,029	42,360	69,881
Operating profit (loss)	527	(682)	6,432
Adjusted operating profit (loss)	585	21	8,597
Identifiable assets	7,943	13,569	91,795

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the first quarter of 2020 (unaudited) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures. Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Adjusted net cash before changes in working capital

Adjusted net cash is defined as net cash provided from operating activities before changes in working capital at replacement cost and excluding certain non-recurring charges.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
First Quarter 2020	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	715	208	(1,910)	(256)	148	(1,095)
Exclusion of inventory holding (gains) losses			1,691		(114)	1,577
Exclusion of special items:
environmental charges			15			15
impairment losses (impairment reversals), net	197	1	139	4		341
net gains on disposal of assets	1		(3)			(2)
risk provisions	27			(1)		26
provision for redundancy incentives	5	2	3	12		22
commodity derivatives		184	85			269
exchange rate differences and derivatives	(1)	46	(7)			38
other	93	(10)	3	30		116
Special items of operating profit (loss)	322	223	235	45		825
Adjusted operating profit (loss)	1,037	431	16	(211)	34	1,307
Net finance (expense) income (a)	(115)		(8)	(337)		(460)
Net income (expense) from investments (a)	(59)	(1)	(10)	(3)		(73)
Income taxes (a)	(651)	(113)	(62)	122	(9)	(713)
Tax rate (%)	75.4	26.3	..			92.1
Adjusted net profit (loss)	212	317	(64)	(429)	25	61
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						59
Reported net profit (loss) attributable to Eni's shareholders						(2,929)
Exclusion of inventory holding (gains) losses						1,118
Exclusion of special items						1,870
Adjusted net profit (loss) attributable to Eni's shareholders						59
(a) Excluding special items.

(€ million)
First Quarter 2019	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,289	208	428	(143)	(264)	2,518
Exclusion of inventory holding (gains) losses			(402)		130	(272)
Exclusion of special items:
environmental charges			40			40
impairment losses (impairment reversals), net	12		17	2		31
net gains on disposal of assets	(3)		(2)			(5)
risk provisions
provision for redundancy incentives	1		2	3		6
commodity derivatives		(18)	(107)			(125)
exchange rate differences and derivatives	1	43	(6)			38
other	8	102	12	1		123
Special items of operating profit (loss)	19	127	(44)	6		108
Adjusted operating profit (loss)	2,308	335	(18)	(137)	(134)	2,354
Net finance (expense) income (a)	(124)	2	(7)	(143)		(272)
Net income (expense) from investments (a)	62	7	21	9		99
Income taxes (a)	(1,175)	(105)	(11)	68	37	(1,186)
Tax rate (%)	52.3	30.5	..			54.4
Adjusted net profit (loss)	1,071	239	(15)	(203)	(97)	995
of which:
- Adjusted net profit (loss) of non-controlling interest						3
- Adjusted net profit (loss) attributable to Eni's shareholders						992
Reported net profit (loss) attributable to Eni's shareholders						1,092
Exclusion of inventory holding (gains) losses						(192)
Exclusion of special items						92
Adjusted net profit (loss) attributable to Eni's shareholders						992
(a) Excluding special items.

(€ million)

Fourth Quarter 2019	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	830	264	(1,006)	(257)	(9)	(178)
Exclusion of inventory holding (gains) losses			(3)		17	14
Exclusion of special items:
environmental charges	32		124	30		186
impairment losses (impairment reversals), net	1,191	37	607	9		1,844
net gains on disposal of assets	(124)		(2)	(1)		(127)
risk provisions	(8)		(2)	2		(8)
provision for redundancy incentives	14			6		20
commodity derivatives		(190)	(9)			(199)
exchange rate differences and derivatives	8	(46)	13			(25)
other	108	53	117			278
Special items of operating profit (loss)	1,221	(146)	848	46		1,969
Adjusted operating profit (loss)	2,051	118	(161)	(211)	8	1,805
Net finance (expense) income (a)	(40)	1	(6)	(145)		(190)
Net income (expense) from investments (a)	114	6	28	18		166
Income taxes (a)	(1,297)	(48)	27	83	2	(1,233)
Tax rate (%)	61.0	38.4	..			69.2
Adjusted net profit (loss)	828	77	(112)	(255)	10	548
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						546
Reported net profit (loss) attributable to Eni's shareholders						(1,891)
Exclusion of inventory holding (gains) losses						10
Exclusion of special items						2,427
Adjusted net profit (loss) attributable to Eni's shareholders						546

(a) Excluding special items.

Breakdown of special items

IVQ		IQ
2019	(€ million)	2020	2019
186	Environmental charges	15	40
1,844	Impairment losses (impairment reversals), net	341	31
(127)	Net gains on disposal of assets	(2)	(5)
(8)	Risk provisions	26
20	Provisions for redundancy incentives	22	6
(199)	Commodity derivatives	269	(125)
(25)	Exchange rate differences and derivatives	38	38
278	Other	116	123
1,969	Special items of operating profit (loss)	825	108
37	Net finance (income) expense	(52)	(36)
	of which:
25	- exchange rate differences and derivatives reclassified to operating profit (loss)	(38)	(38)
192	Net income (expense) from investments	817	2
	of which:
101	- impairment/revaluation of equity investments	595
229	Income taxes	280	18
	of which:
795	- net impairment of deferred tax assets of Italian subsidiaries	395
(566)	- taxes on special items of operating profit and other special items	(115)	18
2,427	Total special items of net profit (loss)	1,870	92

Analysis of Profit and Loss account items

Sales from operations

IVQ		IQ
2019	(€ million)	2020	2019	% Ch.
6,140	Exploration & Production	4,194	5,674	(26)
4,121	Gas & Power	4,437	6,518	(32)
9,719	Refining & Marketing and Chemicals	7,450	9,771	(24)
9,140	- Refining & Marketing	6,805	9,161	(26)
953	- Chemicals	902	1,037	(13)
(374)	- Consolidation adjustments	(257)	(427)
491	Corporate and other activities	385	367	5
(4,256)	Consolidation adjustments	(2,593)	(3,790)
16,215		13,873	18,540	(25)

Operating expenses

IVQ		IQ
2019	(€ million)	2020	2019	% Ch.
11,900	Purchases, services and other	11,669	13,416	(13)
84	Impairment losses (impairment reversals) of trade and other receivables, net	72	89	(19)
738	Payroll and related costs	838	774	8
20	of which: provision for redundancy incentives and other	22	6
12,722		12,579	14,279	(12)

DD&A, impairments, reversals and write-off

IVQ		IQ
2019	(€ million)	2020	2019	% Ch.
1,941	Exploration & Production	1,621	1,603	1
82	Gas & Power	81	82	(1)
163	Refining & Marketing and Chemicals	149	153	(3)
138	- Refining & Marketing	129	131	(2)
25	- Chemicals	20	22	(9)
35	Corporate and other activities	37	37
(8)	Impact of unrealized intragroup profit elimination	(8)	(8)
2,213	Total depreciation, depletion and amortization	1,880	1,867	1
1,844	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	341	31	..
4,057	Depreciation, depletion, amortization, impairments and reversals	2,221	1,898	17
120	Write-off of tangible and intangible assets	118	40	..
4,177		2,339	1,938	21

Income (expense) from investments

(€ million)
First Quarter 2020	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	(626)	(1)	(165)	(84)	(876)
Dividends			16		16
Other income (expense), net		(30)			(30)
	(626)	(31)	(149)	(84)	(890)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	March 31, 2020	Dec. 31, 2019	Change
Total debt	24,270	24,518	(248)
- Short-term debt	4,572	5,608	(1,036)
- Long-term debt	19,698	18,910	788
Cash and cash equivalents	(3,641)	(5,994)	2,353
Securities held for trading	(6,602)	(6,760)	158
Financing receivables held for non-operating purposes	(1,107)	(287)	(820)
Net borrowings before lease liabilities ex IFRS 16	12,920	11,477	1,443
Lease Liabilities	5,761	5,648	113
- of which Eni working interest	3,802	3,672	130
- of which Joint operators' working interest	1,959	1,976	(17)
Net borrowings after lease liabilities ex IFRS 16	18,681	17,125	1,556
Shareholders' equity including non-controlling interest	45,385	47,900	(2,515)
Leverage before lease liability ex IFRS 16	0.28	0.24	0.04
Leverage after lease liability ex IFRS 16	0.41	0.36	0.05

Pro-forma leverage

(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings	18,681	1,959	16,722

Shareholders' equity including non-controlling interest	45,385		45,385

Pro-forma leverage	0.41		0.37

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Consolidated financial statements

BALANCE SHEET

(€ million)
	March 31, 2020	Dec. 31, 2019
ASSETS
Current assets
Cash and cash equivalents	3,641	5,994
Other financial activities held for trading	6,602	6,760
Other financial assets	1,200	384
Trade and other receivables	12,695	12,873
Inventories	3,803	4,734
Income tax assets	184	192
Other assets	4,307	3,972
	32,432	34,909
Non-current assets
Property, plant and equipment	62,191	62,192
Right of use	5,429	5,349
Intangible assets	3,207	3,059
Inventory - compulsory stock	558	1,371
Equity-accounted investments	8,080	9,035
Other investments	934	929
Other financial assets	1,224	1,174
Deferred tax assets	4,955	4,360
Income tax assets	177	173
Other assets	801	871
	87,556	88,513
Assets held for sale	18	18
TOTAL ASSETS	120,006	123,440
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,104	2,452
Current portion of long-term debt	2,468	3,156
Current portion of long-term lease liabilities	953	889
Trade and other payables	13,778	15,545
Income taxes payable	405	456
Other liabilities	8,516	7,146
	28,224	29,644
Non-current liabilities
Long-term debt	19,698	18,910
Long-term lease liabilities	4,808	4,759
Provisions for contingencies	13,339	14,106
Provisions for employee benefits	1,156	1,136
Deferred tax liabilities	5,270	4,920
Income tax payable	483	454
Other liabilities	1,643	1,611
	46,397	45,896
Liabilities directly associated with assets held for sale
TOTAL LIABILITIES	74,621	75,540
SHAREHOLDERS' EQUITY
Non-controlling interest	108	61
Eni shareholders' equity:
Share capital	4,005	4,005
Retained earnings	36,019	37,436
Cumulative currency translation differences	7,787	7,209
Other reserves	1,376	1,564
Treasury shares	(981)	(981)
Interim dividend		(1,542)
Net profit (loss)	(2,929)	148
Total Eni shareholders' equity	45,277	47,839
TOTAL SHAREHOLDERS' EQUITY	45,385	47,900
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	120,006	123,440

GROUP PROFIT AND LOSS ACCOUNT

IVQ		IQ
2019	(€ million)	2020	2019
	REVENUES
16,215	Net sales from operations	13,873	18,540
241	Other income and revenues	213	261
16,456	Total revenues	14,086	18,801
	OPERATING EXPENSES
(11,900)	Purchases, services and other	(11,669)	(13,416)
(84)	Impairment reversals (impairment losses) of trade and other receivables, net	(72)	(89)
(738)	Payroll and related costs	(838)	(774)
265	Other operating (expense) income	(263)	(66)
(2,213)	Depreciation, Depletion and Amortization	(1,880)	(1,867)
(1,844)	Impairment reversals (impairment losses) of tangible and intangible and right of use assets, net	(341)	(31)
(120)	Write-off of tangible and intangible assets	(118)	(40)
(178)	OPERATING PROFIT (LOSS)	(1,095)	2,518
	FINANCE INCOME (EXPENSE)
662	Finance income	1,345	1,266
(965)	Finance expense	(1,518)	(1,545)
6	Net finance income (expense) from financial assets held for trading	(99)	62
70	Derivative financial instruments	(136)	(19)
(227)		(408)	(236)
	INCOME (EXPENSE) FROM INVESTMENTS
(143)	Share of profit (loss) of equity-accounted investments	(876)	76
117	Other gain (loss) from investments	(14)	21
(26)		(890)	97
(431)	PROFIT (LOSS) BEFORE INCOME TAXES	(2,393)	2,379
(1,458)	Income taxes	(534)	(1,284)
(1,889)	Net profit (loss)	(2,927)	1,095
	attributable to:
(1,891)	- Eni's shareholders	(2,929)	1,092
2	- Non-controlling interest	2	3

	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
(0.53)	- basic	(0.82)	0.30
(0.53)	- diluted	(0.82)	0.30
	Weighted average number of shares outstanding (million)
3,577.1	- basic	3,572.5	3,601.1
3,579.3	- diluted	3,574.8	3,603.9

COMPREHENSIVE INCOME (LOSS)

	IQ
(€ million)	2020	2019
Net profit (loss)	(2,927)	1,095
Items that are not reclassified to profit or loss in later periods	(4)
Change in the fair value of interests with effects on other comprehensive income	(4)
Items that may be reclassified to profit in later periods	407	609
Currency translation differences	578	903
Change in the fair value of cash flow hedging derivatives	(427)	(411)
Share of other comprehensive income on equity-accounted entities	133	(2)
Taxation	123	119

Total other items of comprehensive income (loss)	403	609
Total comprehensive income (loss)	(2,524)	1,704
attributable to:
- Eni's shareholders	(2,526)	1,701
- Non-controlling interest	2	3

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2019		51,069
Total comprehensive income (loss)	1,704
Other changes	3
Total changes		1,707
Shareholders' equity at March 31, 2019		52,776
attributable to:
- Eni's shareholders		52,716
- Non-controlling interest		60

Shareholders' equity at December 31, 2019		47,900
Total comprehensive income (loss)	(2,524)
Other changes	9
Total changes		(2,515)
Shareholders' equity at March 31, 2020		45,385
attributable to:
- Eni's shareholders		45,277
- Non-controlling interest		108

GROUP CASH FLOW STATEMENT

IVQ		IQ
2019	(€ million)	2020	2019
(1,889)	Net profit (loss)	(2,927)	1,095
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,213	Depreciation, depletion and amortization	1,880	1,867
1,844	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	341	31
120	Write-off of tangible and intangible assets	118	40
143	Share of (profit) loss of equity-accounted investments	876	(76)
(126)	Gains on disposal of assets, net	(3)	(5)
(104)	Dividend income	(16)	(21)
(38)	Interest income	(28)	(34)
242	Interest expense	231	253
1,458	Income taxes	534	1,284
(74)	Other changes	83	45
	Changes in working capital:
(150)	- inventories	1,777	(189)
96	- trade receivables	225	(2,158)
961	- trade payables	(1,624)	424
332	- provisions for contingencies	(96)	(55)
99	- other assets and liabilities	403	388
1,338	Cash flow from changes in working capital	685	(1,590)
(12)	Net change in the provisions for employee benefits	37	47
119	Dividends received by equity investments	156	530
19	Interest received	23	14
(196)	Interest paid	(277)	(230)
(1,332)	Income taxes paid, net of tax receivables received	(738)	(1,153)
3,725	Net cash provided by operating activities	975	2,097
	Investing activities:
(2,120)	- tangible assets and prepaid right of use	(1,529)	(2,179)
(121)	- intangible assets	(61)	(60)
(5)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(99)
(21)	- investments	(123)	(30)
	- securities held for operating purposes	(6)	(3)
(85)	- financing receivables held for operating purposes	(44)	(48)
(197)	- change in payables in relation to investing activities	(95)	87
(2,549)	Cash flow from investing activities	(1,957)	(2,233)
	Disposals:
236	- tangible assets	4	6
16	- intangible assets
22	- investments	4
12	- securities held for operating purposes	10
91	- financing receivables held for operating purposes	42	32
1	- change in receivables in relation to disposals
378	Cash flow from disposals	60	38
(126)	Net change in receivables and securities held for operating purposes	(735)	(65)
(2,297)	Net cash used in investing activities	(2,632)	(2,260)

GROUP CASH FLOW STATEMENT (continued)

IVQ		IQ
2019	(€ million)	2020	2019
768	Increase in long-term debt	999	26
(216)	Repayments of long-term debt	(1,035)	(381)
(225)	Repayment of lease liabilities	(249)	(230)
3	Increase (decrease) in short-term financial debt	(416)	145
330		(701)	(440)
(1)	Sale (acquisition) of additional interests in consolidated subsidiaries
(1)	Dividends paid to non-controlling interests
(178)	Net purchase of treasury shares
150	Net cash used in financing activities	(701)	(440)
	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(1)
(17)	Effect of exchange rate changes on cash and cash equivalents and other changes	5	9
1,561	Net increase (decrease) in cash and cash equivalent	(2,353)	(595)
4,433	Cash and cash equivalents - beginning of the period	5,994	10,855
5,994	Cash and cash equivalents - end of the period	3,641	10,260

SUPPLEMENTAL INFORMATION

IVQ		IQ
2019	(€ million)	2020	2019
	Investment of consolidated subsidiaries and businesses
1	Current assets	14
12	Non-current assets	204
	Cash and cash equivalents (net borrowings)	(63)
(6)	Current and non-current liabilities	(9)
7	Net effect of investments	146
(2)	Non controlling interest	(44)
5	Purchase price	102
	less:
	Cash and cash equivalents	(3)
5	Investment of consolidated subsidiaries and businesses net of cash and cash equivalent acquired	99

Capital expenditure

IVQ		IQ
2019	(€ million)	2020	2019	% Ch.
1,775	Exploration & Production	1,258	1,986	(37)
4	- acquisition of proved and unproved properties		366	..
187	- exploration	171	143	20
1,543	- development	1,070	1,467	(27)
41	- other expenditure	17	10	70
81	Gas & Power	57	42	36
285	Refining & Marketing and Chemicals	235	188	25
228	- Refining & Marketing	169	171	(1)
57	- Chemicals	66	17	..
104	Corporate and other activities	42	27	56
(4)	Impact of unrealized intragroup profit elimination	(2)	(4)
2,241	Capital expenditure	1,590	2,239	(29)

In the first quarter of 2020, capital expenditure amounted to €1,590 million (€2,239 million in the first quarter of 2019) and mainly related to:

- development activities (€1,070 million) mainly in Indonesia, Egypt, Mozambique, United Arab Emirates, Mexico, Kazakhstan and Iraq;

- refining activity in Italy and outside Italy (€157 million) mainly aimed at reconstruction works of the EST conversion plant at the Sannazzaro refinery, maintain plants’ integrity as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€12 million);

- initiatives relating to gas marketing (€51 million).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION
IVQ			IQ
2019			2020	2019
1,921	Production of oil and natural gas (a)(b)	(kboe/d)	1,774	1,841
117	Italy		111	132
191	Rest of Europe		254	170
393	North Africa		250	374
363	Egypt		299	336
385	Sub-Saharan Africa		369	363
163	Kazakhstan		173	148
174	Rest of Asia		191	181
106	Americas		110	107
29	Australia and Oceania		17	30
166	Production sold (a)	(mmboe)	144	152

PRODUCTION OF LIQUIDS BY REGION
IVQ			IQ
2019			2020	2019
926	Production of liquids	(kbbl/d)	892	887
52	Italy		49	56
115	Rest of Europe		149	102
176	North Africa		116	164
77	Egypt		74	71
242	Sub-Saharan Africa		232	252
110	Kazakhstan		117	96
92	Rest of Asia		94	84
60	Americas		61	60
2	Australia and Oceania			2

PRODUCTION OF NATURAL GAS BY REGION
IVQ			IQ
2019			2020	2019
5,379	Production of natural gas	(mmcf/d)	4,768	5,157
353	Italy		334	410
411	Rest of Europe		567	366
1,178	North Africa		723	1,137
1,542	Egypt		1,217	1,434
776	Sub-Saharan Africa		740	599
289	Kazakhstan		304	286
441	Rest of Asia		527	522
245	Americas		263	256
144	Australia and Oceania		93	147

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (123 and 119 kboe/d in the first quarter of 2020 and 2019, respectively, and 120 kboe/d in the fourth quarter of 2019).

Gas & Power

Natural gas sales

IVQ		IQ
2019	(bcm)	2020	2019	% Ch.
8.67	ITALY	8.97	10.77	(17)
1.86	- Wholesalers	2.42	2.55	(5)
2.37	- Italian exchange for gas and spot markets	1.04	2.52	(59)
1.14	- Industries	1.22	1.32	(8)
0.24	- Small and medium-sized enterprises and services	0.31	0.35	(11)
0.37	- Power generation	0.38	0.40	(5)
1.14	- Residential	2.07	2.01	3
1.55	- Own consumption	1.53	1.62	(6)
8.42	INTERNATIONAL SALES	7.78	10.56	(26)
6.90	Rest of Europe	6.83	8.00	(15)
1.14	- Importers in Italy	0.96	1.02	(6)
5.76	- European markets	5.87	6.98	(16)
1.11	Iberian Peninsula	1.08	1.21	(11)
0.57	Germany/Austria	0.08	0.45	(82)
0.96	Benelux	0.98	0.91	8
0.44	UK	0.44	0.49	(10)
1.13	Turkey	1.42	1.77	(20)
1.38	France	1.60	1.71	(6)
0.17	Other	0.27	0.44	(39)
1.52	Rest of World	0.95	2.56	(63)
17.09	WORLDWIDE GAS SALES	16.75	21.33	(21)
2.70	of which: LNG sales	2.50	2.70	(7)